

05006017

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Malayan Banking Berhad

*CURRENT ADDRESS 14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur
Malaysia

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 2 5 2005
THOMSON
FINANCIAL

FILE NO. 82- 34861 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/25/05



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 07/05/2003 17:47:08
Reference No MB-030506-37413

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Binti Husin
* Designation	:	Company Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	31/03/2003
* Quarter	:	○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End	:	30/06/2003
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:


Statement of Changes in Equity - 31032003


Notes to the Accounts-03- 2003.dc


PL-03-2003.xls


BS-03-2003.xls


Business Segment Reporting - 31032003


Condensed cashflow - 31032003.x

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 31/03/2003

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2003	31/03/2002	31/03/2003	31/03/2002
	[dd/mm/yyyy]	[dd/mm/yyyy]	[dd/mm/yyyy]	[dd/mm/yyyy]

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statements Of The Maybank Group For The Third Quarter Of The Financial Year Ending 30 June 2003

	Quarter Ended Mar 2003 RM'000	Quarter Ended Mar 2002 RM'000	Cumulative 9 months Ended Mar 2003 RM'000	Cumulative 9 months Ended Mar 2002 RM'000
Interest income	1,799,547	1,780,462	5,398,778	5,551,504
Interest expense	(797,917)	(792,111)	(2,462,346)	(2,604,796)
Net interest income	1,001,630	988,351	2,936,432	2,946,708
Income from Islamic Banking Scheme operations	113,896	94,732	319,105	308,836
	1,115,526	1,083,083	3,255,537	3,255,544
Non-interest income	360,359	356,918	1,124,076	1,162,401
Net income	1,475,885	1,440,001	4,379,613	4,417,945
Overhead expenses	(585,616)	(524,968)	(1,711,076)	(1,600,928)
Operating Profit	890,269	915,033	2,668,537	2,817,017
Loan loss and provision	(187,007)	(240,209)	(722,416)	(934,113)
	703,262	674,824	1,946,121	1,882,904
Share of profits in associated companies	702	711	1,577	920
Profit before taxation	703,964	675,535	1,947,698	1,883,824
Taxation	(229,277)	(96,895)	(559,001)	(533,173)
Profit after taxation before Minority Interest	474,687	578,640	1,388,697	1,350,651
Minority Interest	(6,116)	(460)	(22,318)	(19,305)
Net profit for the period	468,571	578,180	1,366,379	1,331,346
Earnings per share				
- Basic	13.15 sen	*16.29 sen	38.38 sen	*37.56 sen
- Fully Diluted	13.11 sen	*16.18 sen	38.26 sen	*37.30 sen

* Adjusted for the effects of bonus issues on Employee Share Options exercised during the current period.

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2002)

f-o KLSE



Form Version 2.0

Financial Results

Submitted by **MALAYAN BANKING** on **25/08/2003 17:18:16**
Reference No **MB-030822-53770**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mahiram Binti Husin**
* Designation : **Company secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **30/06/2003**
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End** : **30/06/2003**
* **The figures** : ● **have been audited** ○ **have not been audited**

Please attach the full Quarterly Report here:



Business Segment Reporting - 3006200:



Statement of Changes in Equity - 300620C



Condensed cashflow - 30062003.:



Notes to the Accounts-6- 2003.d



PL-6-2003.xls



BS-06-2003.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
	30/06/2003	30/06/2002	30/06/2003	30/06/2002
	[dd/mm/yyyy]	[dd/mm/yyyy]	[dd/mm/yyyy]	[dd/mm/yyyy]

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Audited Income Statement Of The Group For The Financial Year Ended 30 June 2003

	Quarter Ended June 2003 RM'000	Quarter Ended June 2002 RM'000	Year Ended June 30 2003 RM'000	Year Ended June 30 2002 RM'000
Interest income	**1,788,574**	1,835,271	**7,187,352**	7,386,776
Interest expense	**(827,771)**	(846,311)	**(3,290,117)**	(3,451,107)
Net interest income	**960,803**	988,960	**3,897,235**	3,935,669
Income from Islamic Banking Scheme operation	**97,574**	79,102	**383,081**	387,938
	1,058,377	1,068,062	**4,280,316**	4,323,607
Non-interest income	**452,634**	425,458	**1,576,710**	1,587,858
Net income	**1,511,011**	1,493,520	**5,857,026**	5,911,465
Overhead expenses	**(625,041)**	(579,888)	**(2,336,117)**	(2,180,817)
Operating Profit	**885,970**	913,632	**3,520,909**	3,730,648
Loan loss and provision	**(212,322)**	(444,643)	**(901,140)**	(1,378,755)
	673,648	468,989	**2,619,769**	2,351,893
Share of results of associated companies	**(1,672)**	1,570	**(95)**	2,490
Profit before taxation	**671,976**	470,559	**2,619,674**	2,354,383
Taxation	**(4,248)**	(124,613)	**(563,249)**	(657,786)
Profit after taxation before Minority Interest	**667,728**	345,946	**2,056,425**	1,696,597
Minority Interest	**(37,618)**	(18,028)	**(59,936)**	(37,333)
Net profit for the year	**630,110**	327,918	**1,996,489**	1,659,264
Earnings per share				
- Basic	**17.6 sen**	*9.2 sen	**56.0 sen**	*46.7 sen
- Fully Diluted	**17.6 sen**	* 9.2 sen	**56.0 sen**	*46.4 sen

* Adjusted for the effects of bonus entitlements under the Employee Share Option Scheme and MASB 25 (Income Tax).

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2002)

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Audited Income Statement Of The Bank For The Financial Year Ended 30 June 2003

	Quarter Ended June 2003 RM'000	Quarter Ended June 2002 RM'000	Year Ended June 30 2003 RM'000	Year Ended June 30 2002 RM'000
Interest income	**1,307,554**	1,315,489	**5,248,484**	5,300,200
Interest expense	**(580,785)**	(614,361)	**(2,415,166)**	(2,517,396)
Net interest income	**726,769**	701,128	**2,833,318**	2,782,804
Income from Islamic Banking Scheme operation	**67,935**	56,890	**252,301**	230,658
	794,704	758,018	**3,085,619**	3,013,462
Non-interest income:				
Dividend from subsidiaries	**8,903**	-	**1,237,715**	224,340
Other Non- interest income	**297,240**	79,706	**927,367**	885,216
	306,143	79,706	**2,165,082**	1,109,556
Net income	**1,100,847**	837,724	**5,250,701**	4,123,018
Overhead expenses	**(471,858)**	(406,573)	**(1,728,681)**	(1,536,396)
Operating Profit	**628,989**	431,151	**3,522,020**	2,586,622
Loan loss and provision	**(261,871)**	(430,780)	**(784,121)**	(1,142,985)
Profit before taxation	**367,118**	371	**2,737,899**	1,443,637
Taxation & zakat	**50,063**	11,171	**(682,847)**	(374,169)
Profit after taxation	**417,181**	11,542	**2,055,052**	1,069,468
Earnings per share				
- Basic	**11.6 sen**	*0.3 sen	**57.6 sen**	*30.1 sen
- Fully Diluted	**11.6 sen**	* 0.3 sen	**57.6 sen**	*29.9 sen

* Adjusted for the effects of bonus entitlements under the Employee Share Option Scheme and MASB 25 (Income Tax).

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2002)

AUDITED BALANCE SHEETS AS AT 30 JUNE 2003

	GROUP		BANK	
	As At		As At	
	June 2003	June 2002	June 2003	June 2002
	RM'000	RM'000	RM'000	RM'000
ASSETS				
Cash and short-term funds	**16,122,434**	15,788,105	**13,218,144**	12,083,143
Deposits and placements with banks and other financial institutions	**5,652,279**	4,191,333	**7,255,939**	5,563,812
Securities purchased under resale agreements	**585,008**	517,525	**582,003**	517,625
Dealing securities	**776,636**	1,623,182	**96,998**	38,397
Investment securities	**25,131,253**	23,653,814	**18,735,822**	17,050,483
Loans, advances and financing	**102,488,470**	95,453,158	**80,160,354**	75,007,247
Other assets	**2,565,786**	2,091,312	**1,212,873**	743,313
Statutory deposits with Central Banks	**3,321,638**	3,556,787	**2,621,399**	2,876,618
Investment in subsidiary companies	-	-	**1,868,713**	1,956,333
Investment in associated companies	**17,301**	18,828	**9,740**	9,140
Property, plant and equipment	**1,419,973**	1,376,591	**1,036,796**	976,797
Deferred tax assets	**1,110,840**	1,052,521	**855,546**	792,302
Life and Family Takaful fund assets	**1,763,779**	1,332,843	-	-
TOTAL ASSETS	**160,955,397**	150,655,999	**127,654,327**	117,615,210
LIABILITIES				
Deposits from customers	**109,393,309**	102,572,412	**86,695,881**	81,997,660
Deposits and placements of banks and other financial institutions	**13,672,532**	14,074,688	**12,795,755**	10,845,891
Obligations on securities sold under repurchase agreements	**5,527,992**	4,260,356	**5,209,998**	4,134,688
Bills and acceptances payable	**3,150,990**	1,994,268	**4,092,656**	2,645,605
Other liabilities	**3,097,381**	2,936,627	**1,647,821**	1,488,901
Recourse obligation on loans sold to Cagamas	**6,661,965**	6,394,409	**2,289,153**	2,270,149
Provision for taxation and zakat	**789,646**	1,062,876	**642,636**	849,945
Deferred tax liabilities	**8,620**	8,655	-	-
Subordinated obligations	**3,004,000**	3,004,000	**3,004,000**	3,004,000
Life and Family Takaful fund liabilities	**107,443**	100,878	-	-
Life and Family Takaful policy holders' funds	**1,656,336**	1,231,965	-	-
TOTAL LIABILITIES	**147,070,214**	137,641,134	**116,377,900**	107,236,839
SHAREHOLDERS' FUNDS				
Share capital	**3,589,465**	3,550,181	**3,589,465**	3,550,181
Reserves	**9,895,768**	9,108,112	**7,686,962**	6,828,190
	13,485,233	12,658,293	**11,276,427**	10,378,371
MINORITY INTEREST	**399,950**	356,572	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**160,955,397**	150,655,999	**127,654,327**	117,615,210
COMMITMENTS AND CONTINGENCIES	**78,527,072**	71,056,853	**73,193,802**	65,405,930
CAPITAL ADEQUACY				
Without deducting proposed dividend				
Core Capital ratio	**10.61%**	10.46%	**11.40%**	11.08%
Risk-weighted capital	**15.62%**	15.72%	**14.88%**	14.72%
After deducting proposed dividend				
Core Capital ratio	**10.24%**	10.30%	**10.92%**	10.87%
Risk-weighted capital	**15.25%**	15.56%	**14.40%**	14.51%
Net tangible assets per share	**RM3.76**	*RM3.56	**RM3.14**	*RM2.92

*** Adjusted for the effects of MASB 25 (Income Tax).**

sed Statements of Changes in Equity For the Group for the Financial Year Ended 30 June 2003

	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Distributable Retained Profits	Total
	<=============Non Distributable============>						
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
:001							
ly stated	2,352,225	244,598	2,973,419	15,250	8,625	4,446,240	10,040,357
Adjustments						979,399	979,399
:001 (restated)	2,352,225	244,598	2,973,419	15,250	8,625	5,425,639	11,019,756
anslation differences					35,175		35,175
to fair value of							-
:quired						3,652	3,652
ot recognised							
me statement					35,175	3,652	38,827
or the year						1,659,264	1,659,264
statutory reserve			247,000			(247,000)	-
e	1,183,336					(1,183,336)	-
ares	14,620	53,738					68,358
						(127,912)	(127,912)
2002	3,550,181	298,336	3,220,419	15,250	43,800	5,530,307	12,658,293
2002							
sly stated	3,550,181	298,336	3,220,419	15,250	43,800	4,539,345	11,667,331
Adjustments						990,962	990,962
2002 (restated)	3,550,181	298,336	3,220,419	15,250	43,800	5,530,307	12,658,293
anslation differences representing net							
cognised in the income statement					(1,718)		(1,718)
t to fair value of							-
cquired						(6,235)	(6,235)
n acquisition written off						(10,098)	(10,098)
on from increased							-
subsidiaries						2,038	2,038
not recognised							
me statement					(1,718)	(14,295)	(16,013)
or the year						1,996,489	1,996,489
statutory reserve			525,788			(525,788)	-
e	8,867					(8,867)	-
ares	30,417	146,336					176,753
						(1,330,289)	(1,330,289)
2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233

sed Statements of Changes in Equity For the Bank for the Financial Year Ended 30 June 2003

	<============= Non Distributable ============>						
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Distributable Retained Profits RM'000	Total RM'000
2001							
sly stated	2,352,225	244,598	2,352,225	-	49,896	3,638,967	8,637,911
Adjustments						709,995	709,995
2001(restated)	2,352,225	244,598	2,352,225	-	49,896	4,348,962	9,347,906
ranslation differences, representing ot recognised ome statement					20,551		20,551
for the year						1,069,468	1,069,468
statutory reserve			247,000			(247,000)	-
e	1,183,336					(1,183,336)	-
ares	14,620	53,738					68,358
						(127,912)	(127,912)
e 2002	3,550,181	298,336	2,599,225	-	70,447	3,860,182	10,378,371
2002							
sly stated	3,550,181	298,336	2,599,225	-	70,447	3,067,880	9,586,069
Adjustments						792,302	792,302
2002(restated)	3,550,181	298,336	2,599,225	-	70,447	3,860,182	10,378,371
ranslation differences, representing ot recognised ome statement					(3,460)		(3,460)
for the year						2,055,052	2,055,052
statutory reserve			514,000			(514,000)	-
e	8,867					(8,867)	-
ares	30,417	146,336					176,753
						(1,330,289)	(1,330,289)
e 2003	3,589,465	444,672	3,113,225	-	66,987	4,062,078	11,276,427

tements should be read in conjunction with the annual financial report for the year ended 30 June, 2002)

MALAYAN BANKING BERHAD
(Incorporated in Malaysia)

CONDENSED CASH FLOW STATEMENTS FOR THE YEAR FINANCIAL YEAR ENDED 30 JUNE 2003

	GROUP		BANK	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Profit before taxation	2,619,674	2,354,383	2,737,899	1,443,637
Adjustments for non-operating and non-cash items	1,767,780	2,432,886	342,303	1,731,157
Operating profit before working capital changes	4,387,454	4,787,269	3,080,202	3,174,794
Changes in working capital				
Net changes in operating assets	(9,653,771)	393,457	(8,505,833)	331,492
Net changes in operating liabilities	7,506,145	(3,434,269)	7,585,127	(2,691,281)
Net change in life and takaful insurance fund	25,000	25,000	-	-
Tax expense and zakat paid	(894,402)	(754,274)	(606,731)	(530,013)
Net cash generated from operations	1,370,426	1,017,183	1,552,765	284,992
Net cash (used in)/generated from investing activities	(229,369)	(103,580)	635,825	106,802
Net cash (used in)/generated from financing activities	(888,826)	2,220,289	(1,134,532)	1,157,505
	(1,118,195)	2,116,709	(498,707)	1,264,307
Net change in cash and cash equivalents	252,231	3,133,892	1,054,058	1,549,299
Cash and cash equivalents at beginning of the year	15,870,203	12,654,213	12,164,086	10,533,844
Foreign exchange differences on opening balances	-	82,098	-	80,943
Cash and cash equivalents at end of the year	16,122,434	15,870,203	13,218,144	12,164,086

(These statements should be read in conjunction with the annual financial report for the year ended 30 June, 2002)

NOTES TO ACCOUNTS

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

These condensed financial statements for the quarter and the financial year ended 30 June 2003 have been prepared using the same accounting policies and methods of computations as those used in the previous audited annual financial statements except that the Group has adopted the following accounting standards issued by the Malaysian Accounting Standards Board ("MASB"), which came into force during the financial year just ended:

MASB Standard 23 Impairment of Assets
MASB Standard 24 Financial Instruments: Disclosure and Presentation
MASB Standard 25 Income taxes
MASB Standard 27 Borrowing Costs

The Group has for the financial statements ended 30 June 2003 also adopted the accounting treatment of charging the handling fees for hire purchase loans in the period that it was incurred, to the income statement as stipulated in the Bank Negara Malaysia Circular dated 4 July 2003.

The effects of adopting MASB Standard 25 and the treatment of handling fees for hire purchase loans are as follows: -

	Group		Bank	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Effect on retained profits:				
At 1 July 2002/2001 as previously stated	4,539,345	4,446,240	3,067,880	3,638,967
Effect of adopting MASB Standard 25	1,051,926	1,010,959	792,302	709,995
Effect of adopting BNM Circular On Handling Fees	(60,964)	(31,560)	-	-
At 1 July 2002/2001, as restated	5,530,307	5,425,639	3,860,182	4,348,962
Effect on net profit for the year:				
Net profit before changes in accounting policies	1,952,545	1,647,701	1,991,808	987,161
Effect of adopting MASB Standard 25	55,928	40,967	63,244	82,307
Effect of adopting BNM Circular on Handling Fees	(11,984)	(29,404)	-	-
Net profit for the year	1,996,489	1,659,264	2,055,052	1,069,468

A2. AUDIT REPORT OF FINANCIAL YEAR ENDED 30 JUNE 2003

The audit report for the financial year ended 30 June 2003 was not subject to any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

During the financial year to date, the Bank increased its issued and fully paid up share capital from RM3,550,181,421 to RM3,589,464,821 as a result of :

i) the issuance of 30,416,600 new ordinary shares of RM1 each to eligible persons who exercised their options under the Maybank Group Employee Share Option Scheme (ESOS); and

ii) a bonus issue of 8,866,800 new ordinary shares of RM1 each on the basis of one (1) new ordinary share of RM1 each for every two (2) existing ordinary share of RM1 each held, being bonus entitlement for shares issued pursuant to the exercise of options under the ESOS.

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities.

A7. DIVIDENDS PAID

In respect of the financial year ended 30 June 2003, an interim tax exempt dividend of 25.0 sen per share and an interim dividend of 10.0 sen per share less 28% income tax amounting to RM893.7 million and RM257.4 million respectively was paid on May 9, 2003.


ybank

NFORMATION FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

IENT

	Banking		Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000
EXPENSES														
	7,407,516	7,516,266	1,900,683	2,022,052	431,519	479,861	230,426	249,913	56,758	36,364	-	-	10,026,902	10,304,456
enue	1,409,907	349,876	47,882	26,104	23,507	160,249	59,441	55,620	15,252	14,851	(1,555,989)	(606,700)	-	-
	8,817,423	7,866,142	1,948,565	2,048,156	455,026	640,110	289,867	305,533	72,010	51,215	(1,555,989)	(606,700)	10,026,902	10,304,456
	4,309,379	3,118,897	724,838	867,472	166,429	371,123	135,687	141,656	(4,395)	23,531	(1,304,786)	(425,182)	4,027,152	4,097,497
	(506,243)	(366,849)	-	-	-	-	-	-	-	-	-	-	(506,243)	(366,849)
	3,803,136	2,752,048	724,838	867,472	166,429	371,123	135,687	141,656	(4,395)	23,531	(1,304,786)	(425,182)	3,520,909	3,730,648
ovision	(871,356)	(1,200,065)	(25,030)	(130,878)	(4,320)	(45,977)	-	(100)	(434)	(1,735)	-	-	(901,140)	(1,378,755)
its of associates	-	-	(1,170)	(1)	(27)	-	-	-	1,102	2,491	-	-	(95)	2,490
ation	2,931,780	1,551,983	698,638	736,593	162,082	325,146	135,687	141,556	(3,727)	24,287	(1,304,786)	(425,182)	2,619,674	2,354,383
t	(684,845)	(376,973)	(172,949)	(188,880)	(19,800)	(98,554)	(39,675)	(45,197)	(8,136)	(8,703)	362,156	60,521	(563,249)	(657,786)
ion and zakat	2,246,935	1,175,010	525,689	547,713	142,282	226,592	96,012	96,359	(11,863)	15,584	(942,630)	(364,661)	2,056,425	1,696,597
:	-	-	-	-	-	-	-	-	-	-	-	-	(59,936)	(37,333)
e year	2,246,935	1,175,010	525,689	547,713	142,282	226,592	96,012	96,359	(11,863)	15,584	(942,630)	(364,661)	1,996,489	1,659,264
	As at June 2003 RM'000	As at June 2002 RM'000	As at June 2003 RM'000	As at June 2002 RM'000	As at June 2003 RM'000	As at June 2002 RM'000	As at June 2003 RM'000	As at June 2002 RM'000	As at June 2003 RM'000	As at June 2002 RM'000	As at June 2003 RM'000	As at June 2002 RM'000	As at June 2003 RM'000	As at June 2002 RM'000
LIABILITIES														
	136,588,647	123,080,921	23,448,341	24,033,253	9,174,514	8,771,235	3,422,565	2,962,094	64,101	2,825,616	(12,060,072)	(11,035,948)	160,938,096	150,637,171
ssociates companies	-	-	4,852	6,022	-	1,127	-	-	12,449	11,679	-	-	17,301	18,828
	136,588,647	123,080,921	23,453,193	24,039,275	9,174,514	8,772,362	3,422,565	2,962,094	76,550	2,837,295	(12,060,072)	(11,035,948)	160,955,397	150,655,999
iabilities	123,911,537	112,148,644	20,967,618	21,281,897	7,927,115	7,574,596	2,124,921	1,736,554	57,075	1,118,437	(8,018,052)	(6,218,994)	147,070,214	137,641,134
RMATION														
ture	209,240	97,286	10,065	21,748	5,183	7,471	1,948	4,366	33,101	438	-	-	259,537	131,309
	129,127	125,603	25,498	29,447	7,099	6,637	8,319	13,665	8,822	2,393	-	-	178,865	177,745
ses/(income)														
reciation	699,804	756,399	123,608	147,852	11,298	111,243	10,032	(2,766)	5,069	(45)	(184,660)	(273,826)	665,151	738,857

CAL SEGMENT

	Revenue from external customers		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000
	10,365,023	9,675,827	218,361	103,107	150,130,607	141,768,762	3,791,387	2,946,558
	717,120	730,983	18,887	21,132	14,759,326	12,702,020	95,884	(98,830)
s	500,748	504,346	22,289	7,070	8,125,536	7,221,165	37,189	(68,163)
	11,582,891	10,911,156	259,537	131,309	173,015,469	161,691,947	3,924,460	2,779,565
	(1,555,989)	(606,700)	-	-	(12,060,072)	(11,035,948)	(1,304,786)	(425,182)
	10,026,902	10,304,456	259,537	131,309	160,955,397	150,655,999	2,619,674	2,354,383

A8. SEGMENTAL REPORTING ON LOANS, ADVANCES AND FINANCING ANALYSED BY THEIR ECONOMIC PURPOSES

	Group		Bank	
	June 2003	June 2002	June 2003	June 2002
	RM'000	RM'000	RM'000	RM'000
Agriculture	**2,011,006**	1,949,729	**1,967,113**	1,888,497
Mining and quarrying	**190,214**	188,726	**178,165**	161,477
Manufacturing	**13,081,554**	12,109,484	**12,743,303**	11,669,582
Electricity, gas and water	**1,481,811**	787,795	**1,466,271**	776,990
Construction	**5,838,436**	6,382,079	**5,052,043**	5,539,032
Real estate	**1,864,800**	1,954,952	**1,663,880**	1,733,511
Purchase of landed property	**24,940,435**	23,284,897	**19,242,323**	17,441,456
(of which :- residential	**19,462,847**	17,763,412	**15,114,230**	13,452,807
Non-residential)	**5,604,856**	5,657,684	**4,255,361**	4,124,848
Less: Islamic Loans Sold to Cagamas	**(127,268)**	(136,199)	**(127,268)**	(136,199)
General commerce	**6,274,396**	5,872,172	**5,669,913**	5,227,524
Transport, storage and communication	**2,150,588**	2,020,379	**2,057,910**	1,986,334
Finance, insurance and business service	**11,790,919**	11,499,030	**11,733,813**	11,701,506
Purchase of securities	**6,517,893**	6,697,272	**4,458,600**	4,324,783
Purchase of transport vehicles	**9,465,305**	7,978,086	**36,603**	25,648
Purchase of transport vehicles	**9,890,646**	8,468,198	**36,603**	25,648
Less: Islamic Loans Sold to Cagamas	**(425,341)**	(490,112)	-	-
Consumption credit	**3,771,047**	3,473,548	**3,072,242**	2,917,135
Others	**3,143,422**	3,868,247	**2,869,384**	3,679,113
	92,521,826	88,066,396	**72,211,563**	69,072,588
Labuan Offshore	**3,891,741**	3,142,503	-	-
	96,413,567	91,208,899	**72,211,563**	69,072,588
Overseas Operations				
Singapore	**12,624,627**	10,896,279	**12,624,627**	10,896,279
United States of America	**416,435**	384,114	**416,435**	384,114
United Kingdom	**114,549**	148,103	**114,549**	148,103
Hong Kong	**1,485,905**	1,222,634	**1,485,905**	1,222,634
Brunei	**273,461**	299,893	**273,461**	299,893
Vietnam	**234,410**	175,162	**234,410**	175,162
Cambodia	**62,418**	57,569	**62,418**	57,569
Papua New Guinea	**29,174**	24,215	-	-
Philippines	**502,129**	430,410	-	-
Indonesia	**74,909**	200,516	-	-
China	**165,797**	43,545	**165,797**	43,545
Grand total	**112,397,381**	105,091,339	**87,589,165**	82,299,887

Non –Performing Loans

	Group		Bank	
	June 2003	**June 2002**	**June2003**	**June 2002**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Balance at beginning of year	**13,531,560**	15,775,180	**10,164,558**	11,698,495
Amount classified during the year	**6,813,140**	7,811,906	**5,230,950**	5,806,104
Recovered/regularised	**(5,907,386)**	(5,968,060)	**(4,427,425)**	(4,134,768)
Amount written off	**(861,557)**	(3,406,808)	**(707,352)**	(2,592,480)
Converted to investment securities	**(582,047)**	(767,174)	**(486,046)**	(693,761)
Exchange difference & expenses debited to customers' account	**43,449**	86,516	**24,389**	80,968
Balance at end of year	**13,037,159**	13,531,560	**9,799,074**	10,164,558

	Group		Maybank	
	June 2003	**June 2002**	**June 2003**	**June 2002**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Total net non-performing loans(and financing) as at (as % of total loans, advances and financing including Islamic Loans Sold to Cagamas, less Specific Provision and Interest-in-Suspense)	**6.20%**	7.22%	**5.99%**	6.87%

Loan Loss Provision

Movements in the provision for bad and doubtful debts (and financing) and interest-in-suspense (income –in-suspense) accounts are as follows: -

	Group		Maybank	
	June 2003	**June 2002**	**June 2003**	**June 2002**
	RM'000	**RM'000**	**RM'000**	**RM'000**
General Provision				
Balance at beginning of year	**3,282,202**	2,947,010	**2,455,641**	2,067,209
Provision made during the year	**192,220**	352,116	**130,586**	344,665
Amount written back	**(2,464)**	(64,292)	-	-
Transfer from specific provision	**2,384**	38,292	**3,360**	36,203
Exchange differences	**98**	9,076	**648**	7,564
Balance at the end of year	**3,474,440**	3,282,202	**2,590,235**	2,455,641
Specific Provision				
Balance at beginning of year	**4,626,185**	5,728,153	**3,570,503**	4,500,564
Provision made during the year	**2,732,478**	2,982,108	**1,461,355**	1,740,939
Amount written back in respect of recoveries	**(1,802,044)**	(1,748,526)	**(708,535)**	(933,360)
Amount written off	**(573,207)**	(2,231,171)	**(512,830)**	(1,634,143)
Transfer to general provision	**(2,384)**	(38,292)	**(3,360)**	(36,203)
Transfer to provision for diminution in value of investments	**(277,788)**	(56,564)	**(224,577)**	(54,895)
Transfer to specific provision for restructured/rescheduled loans and financing	**(176,216)**	(22,788)	**(176,216)**	(22,788)
Exchange differences	**14,777**	13,265	**(970)**	10,389
Balance at end of year	**4,541,801**	4,626,185	**3,405,370**	3,570,503

Loan Loss Provision (cont'd)

Interest-in-suspense(income in suspense)

	Group		Maybank	
	June 2003 RM'000	**June 2002 RM'000**	**June 2003 RM'000**	**June 2002 RM'000**
Balance at beginning of year	**1,729,794**	2,221,819	**1,266,496**	1,664,314
Provision made during the year	**1,184,699**	1,520,726	**824,842**	1,053,658
Amount written back in respect of recoveries	**(595,820)**	(704,945)	**(376,631)**	(437,876)
Amount written off	**(341,904)**	(1,239,790)	**(194,522)**	(958,337)
Transfer to provision for diminution in value of investments	**(42,722)**	(32,224)	**(32,188)**	(17,537)
Transfer to interest/income-in-suspense for restructured /rescheduled loans and financing	**(54,662)**	(44,432)	**(54,662)**	(44,432)
Exchange differences	**13,285**	8,640	**(129)**	6,706
Balance at the end of year	**1,892,670**	1,729,794	**1,433,206**	1,266,496

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the period reported on that requires disclosure.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) Capital injection into P.T. Bank Maybank Indocorp

The Bank acquired an additional 153,045 new ordinary shares of IDR1,000,000 each in P.T. Bank Maybank Indocorp (PBMI) via a capital injection of USD16,110,000 or Ringgit Malaysia equivalent of RM61,218,000 on 31 July 2002. The Bank's equity interest in PBMI has increased from 91.2% to 93.9% after the capital injection.

b) Capital injection into Maybank Philippines Incorporated

The Bank received 10,000,000 new ordinary shares of Peso35 each in Maybank Philippines Incorporated (MPI) during the financial year for the capital injection of Peso 350,000,000 or Ringgit Malaysia equivalent of RM25,970,000 made in the previous financial year on 28 October 2002, thereby increasing the Bank's equity interest in MPI from 99.96% to 99.97%.

On 17 June 2003, the Bank further injected Peso 300,000,000 or Ringgit Malaysia equivalent of RM21,330,000 equivalent into MPI. The additional new ordinary shares in respect of the capital injection have not been issue as at the date of the financial statements.

c) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

On 11 June 2003, the Bank acquired an additional 2,280,278 ordinary shares of RM1 each in Aseambankers Malaysia Berhad (Aseambankers) from UBS AG at an acquisition price of RM5.12 per share for a cash consideration of RM11,675,023. The acquisition price was arrived at with reference to the net tangible assets of Aseambankers as at 31 March 2002. The Bank's equity interest in Aseambankers has increased from 70.5% to 75.0% after the acquisition.

A11. CHANGES IN COMPOSITION OF THE GROUP (cont'd)

d) Capital injection into Mayban Ventures Sdn. Bhd.

On 30 June 2003, the Bank and a subsidiary, Aseambankers subscribed additional 2,800,000 and 1,200,000 respectively new ordinary shares of RM1 each at par in another subsidiary, Mayban Ventures Sdn. Bhd. (MVSB), for total considerations of RM2,800,000 and RM1,200,000 respectively. The purchase consideration of RM2,800,000 was paid by the Bank via a debt settlement agreement of the loan owed by MVSB to the Bank.

e) Capital injection into Mayban Takaful Berhad

On 1 July 2002 and 31 December 2002, Mayban Fortis Holdings Berhad (MFHB), a subsidiary of the Bank, subscribed additional 10,000,000 and 19,999,998 new ordinary shares of RM1 each at par in Mayban Takaful Berhad (MTB) for cash considerations of RM10,000,000 and RM19,999,998 respectively. MTB is a wholly owned subsidiary of MFHB.

f) Acquisition of the Business of Safety Insurance Berhad

On 1 September 2002, a subsidiary of the Bank, Malaysian General Assurance Berhad (MGAB) completed the acquisition of the general insurance business of Safety Insurance Berhad for a final cash consideration of RM39,548,000. The assets and liabilities of the general insurance business were vested over to MGAB on the completion date.

g) Subscription of Proportionate Additional Share Capital in TX123 Sdn. Bhd.

On 14 October 2002, the Bank and a subsidiary, Mayban Venture Capital Company Sdn Bhd subscribed for 600,000 and 400,000 respectively of new ordinary shares of RM1 each at par in an associated company, TX123 Sdn. Bhd., for total cash considerations of RM600,000 and RM400,000 respectively. The subscriptions represents the Bank's and the subsidiary's proportionate share of the increase in the issued and paid-up share capital of the associated company from RM1 million to RM3 million.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP						
	June 2003		June 2002		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	**4,731**	**4,731**	4,373	4,373	358	358
Transaction-related contingent items	**5,573**	**2,786**	4,976	2,488	597	298
Short-term self-liquidating trade related contingencies	**5,762**	**1,153**	5,056	1,011	706	142
Islamic housing loans and hire purchase sold to Cagamas Berhad	**553**	**553**	626	626	(73)	(73)
Obligations arising out of rediscounting of bankers acceptances	**8**	-	-	-	1	-
Obligations under underwriting Agreements	**1,013**	**505**	1,221	611	(208)	(106)
Irrevocable commitments to extend credit						
- maturity less than one year	**33,298**	-	33,392	-	(94)	-
- maturity exceeding one year	**4,509**	**2,255**	4,281	2,141	228	114
Foreign exchange related contracts	**14,848**	**223**	9,555	226	5,293	(3)
Interest rate related contracts	**6,173**	**634**	5,689	617	484	17
Miscellaneous	**2,059**	-	1,888	-	171	-
Total	**78,527**	**12,840**	71,057	12,093	7,463	747

BANK						
	June 2003		June 2002		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	**3,162**	**3,162**	2,622	2,622	540	540
Transaction-related contingent items	**5,565**	**2,783**	4,972	2,486	593	297
Short-term self-liquidating trade related contingencies	**5,742**	**1,148**	5,025	1,005	717	143
Islamic housing loans and hire purchase sold to Cagamas Berhad	**127**	**127**	136	136	(9)	(9)
Obligations arising out of rediscounting of bankers acceptances	-	-	-	-	-	-
Obligations under underwriting Agreements	**777**	**388**	1,097	549	(320)	(161)
Irrevocable commitments to extend credit						
- maturity less than one year	**32,323**	-	32,382	-	(59)	-
- maturity exceeding one year	**3,084**	**1,542**	2,725	1,362	359	180
Foreign exchange related contracts	**14,184**	**213**	8,871	173	5,313	40
Interest rate related contracts	**6,174**	**635**	5,689	617	485	18
Miscellaneous	**2,056**	-	1,887	-	169	-
Total	**73,194**	**9,998**	65,406	8,950	7,788	1,048

KLSE LISTING REQUIRMENTS- DISCLOSURE REQUIREMENTS AS PER PART A OF APPENDIX 9B

B1. REVIEW OF PERFORMANCE

For the financial year ended 30 June 2003, the group registered a profit before tax of RM2,619.7 million, an increase of 11.3% or RM265.3 million over that of the corresponding period. The improved performance can be attributed to better earnings from transactional banking activities and reduction in loan loss provisions but off-set by a decline in the write-back of provision for diminution in value of its investment securities.

In terms of business growth, the Group managed to expand its gross loans by 7% despite the very competitive environment.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a pre-tax profit of RM671.9 million for the quarter just ended compared to RM703.9 million, a decline of RM32.0 million or 4.5 % against the preceding quarter attributed mainly to higher loan loss provisions and the adoption of BNM Circular on Handling Fees whereby handling fees are charged in the period when it is incurred.

B3. PROSPECT

Given the strengthening of the underlying domestic economic fundamentals and the more positive external environment, the Group remains confident of sustaining its current level of performance in financial year 2003/2004.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION

	June 2003 **RM'000**
Malaysian income tax	799,644
Foreign tax	39,082
Less: Double taxation relief	(32,295)
	806,431
Share of tax in associated companies	431
Deferred tax	(57,376)
Overprovision in prior years	(187,220)
Zakat	983
	563,249

The tax charge for the Group reflects an effective rate that is lower than the statutory rate due to the overprovision of tax written back.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM164.1 million while profits from the sale of properties amounted to RM17.5 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

This note is not applicable to financial institutions.

B8. STATUS OF CORPORATE PROPOSALS

a) Proposed Employee Share Option Scheme

Subsequent to financial year end, the Board of Directors has recommended a Proposed Employee Share Option Scheme (Proposed ESOS) for the benefit of all eligible employees and executive directors of Maybank Group.

Pending approval from the relevant authorities and the shareholders. the Proposed ESOS shall be as follows:

1) The proposed ESOS will allow granting of options to all eligible employees and executive directors giving them the right to subscribe for new shares of RM1.00 each in the Bank, subject to terms and conditions of the by-laws of the Proposed ESOS.

2) The duration of the Proposed ESOS shall be for five (5) years.

3) The total number of shares which may be made available under the Proposed ESOS shall not exceed ten per cent (10%) of the issued and paid-up ordinary share capital of the Bank at any point of time during the existence of the Proposed ESOS.

4) The option price (of which the grantee is entitled to subscribe for shares under an option) shall be the higher of:

   a) the weighted average market price for the shares for the five (5) market days immediately preceding the Date of Offer, subject to any discount of not more than ten percent (10%) which the Bank may decide to give at its discretion: or

   b) the par value of the ordinary share.

5) The new shares to be allotted upon the exercise of any option will, upon allotment, rank pari passu in all respects with the existing issued shares of the Bank and will be subject to all the provisions of the Articles of Association of the Bank relating to transfer, transmission and other wise, except that the shares so allotted will not be eligible for any dividends or distributions that may be declared or paid to shareholders which record date thereof precedes the date of allotment of the shares.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

Items	Group		Bank	
	June 2003 RM'000	June 2002 RM'000	June 2003 RM'000	June 2002 RM'000
Deposits from Customers				
- Fixed deposits and negotiable instruments of deposits				
One year or less (short-term)	**67,437,205**	63,587,220	**47,340,163**	46,328,368
More than one year (medium/long-term)	**2,547,157**	2,874,075	**1,948,102**	1,501,478
	69,984,362	66,461,295	**49,288,265**	47,829,846
- Demand Deposits	**19,362,900**	17,539,306	**19,212,212**	17,415,635
- Savings Deposit	**20,046,047**	18,571,811	**18,195,404**	16,752,179
	109,393,309	102,572,412	**86,695,881**	81,997,660
Deposits and Placements of Banks and Other Financial Institutions				
One year or less (short-term)	**11,551,698**	11,708,850	**10,527,629**	8,524,609
More than one year (medium/long-term)	**2,120,834**	2,365,838	**2,268,126**	2,321,282
	13,672,532	14,074,688	**12,795,755**	10,845,891
Bonds and Notes				
- Unsecured				
More than one year (medium/long-term)	****3,004,000**	**3,004,000	****3,004,000**	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million.

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM'Mill)

Items	Principal Amount	1 mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5 yrs	Margin R'qment
Foreign exchange								
related contracts								
- forwards & futures	6,167	1,883	1,487	895	854	998	50	-
- swaps	8,681	3,535	2,407	2,237	403	67	32	-
Interest rate related								
contracts								
-swaps	6,134	102	274	320	438	4,023	977	-
-forward & futures	38	-	-	-	38	-	-	-
Total	21,020	5,520	4,168	3,452	1,733	5,088	1,059	-

BANK (RM'Mill)

Items	Principal Amount	1 mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5 yrs	Margin R'qment
Foreign exchange								
related contracts								
-forwards & futures	6,166	1,882	1,487	895	854	998	50	-
-swaps	8,018	3,535	2,407	1,574	403	67	32	-
Interest rate related								
contracts								
-swaps	6,135	49	120	187	773	3,794	1,212	-
-forwards & futures	38	-		-	38	-	-	-
Total	20,357	5,466	4,014	2,656	2,068	4,859	1,294	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions. As at 30 June 2003, the amount of contracts which were not hedged and, hence exposed to market risk was RM84.4 million (30 June 2002: RM122.9 million).

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER) (CONT'D)

Credit risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Bank has a gain position. As at 30 June, 2003 the credit risk measured in terms of the cost to replace the profitable contracts, was RM69.9 million (30 June 2002: RM83.3 million). This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

Related accounting policies

Foreign exchange contracts are revalued at prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the profit and loss account.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Directors have agreed to recommend to the Annual General Meeting of Members to be held at Nusantara Ballroom, Level 2, Sheraton Imperial, Jalan Sultan Ismail, Kuala Lumpur at 11.30a.m. on Saturday, October 11, 2003 a final dividend of 17.0 sen per share less 28% tax to be declared in respect of the financial year ended June 30, 2003. The total dividends for the current financial year to date is a tax exempt dividend of 25.0 sen per share and dividends of 27.0 sen per share less 28% income tax. (June 2002: 12.0 sen per share less 28% income tax).

If approved, the final dividend will be paid on October 30, 2003 to shareholders registered in the Register Of Members at the close of business at 5.00p.m. on October 17, 2003. Notice is hereby given that the Register Of Members will be closed from October 18, 2003 to October 19, 2003 for the determination of shareholders entitlement to the final dividend.

A Depositor shall qualify for entitlement to the final dividend only in respect of: -

a) Shares deposited into the Depositors' Securities accounts before 12.30p.m. on October 15, 2003 (in respect of shares exempted from mandatory deposit)
b) Shares transferred to the Depositors' Securities accounts in respect of ordinary transfers before 4.00 p.m. on October 17, 2003.
c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of Kuala Lumpur Stock Exchange.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

Basic EPS of the Group are calculated by dividing the net profit by the weighted-average number of ordinary shares in issue.

	Group			
	Quarter Ended June 2003	**Quarter Ended June 2002**	**12 months Ended June 2003**	**12 months Ended June 2002**
Net profit (RM'000)	630,110	327,918	1,996,489	1,659,264
Weighted average number of Ordinary shares in issue ('000)	3,582,811	3,558,483	3,568,266	3,553,566
Basic earnings per share (sen)	17.6	9.2	56.0	46.7

The weighted average number of ordinary shares in issue for the previous financial year ended 30 June 2002 has been adjusted for the effects of the shares issued under the ESOS bonus entitlement during the year for comparative purposes. The comparative basic EPS has also been restated to take into account the effect of the change in accounting policy.

Diluted earnings per share ("Diluted EPS")

For the purpose of calculating diluted earnings per share in the previous year, the net profit for the year and the weighted average number of ordinary shares in issue during the financial year have been adjusted for the effects of dilutive potential ordinary shares from exercise of the Bank's ESOS which has expired on 22 June 2003 during the current financial year. As at the balance sheet date of the current financial year, there is no outstanding arrangement which can potentially give rise to material and dilutive ordinary shares.

In the diluted EPS calculation in the previous year, the share options were assumed to have been exercised into ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual shares price of the Bank's shares) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. No adjustment was made to the net profit for the year.

B13. EARNINGS PER SHARE (CONT'D)

Diluted earnings per share

	Group			
	Quarter Ended June 2003	**Quarter Ended June 2002**	**12 months Ended June 2003**	**12 months Ended June 2002**
Net profit (RM'000)	630,110	327,918	1,996,489	1,659,264
Weighted average number of Ordinary shares in issue ('000)	3,582,811	3,558,483	3,568,266	3,553,566
Assumed exercise of share options ('000)	-	21,013	-	19,059
	3,582,811	3,579,496	3,568,266	3,572,625
Fully diluted earnings per share (sen)	17.6	9.2	56.0	46.4

The comparative basic EPS has been restated to take into account the effect of the change in accounting policy on net profit for the year.

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statements Of The Maybank Group For The Third Quarter Of The Financial Year Ending 30 June 2003

	Quarter Ended Mar 2003 RM'000	Quarter Ended Mar 2002 RM'000	Cumulative 9 months Ended Mar 2003 RM'000	Cumulative 9 months Ended Mar 2002 RM'000
Interest income	1,799,547	1,780,462	5,398,778	5,551,504
Interest expense	(797,917)	(792,111)	(2,462,346)	(2,604,796)
Net interest income	1,001,630	988,351	2,936,432	2,946,708
Income from Islamic Banking Scheme operations	113,896	94,732	319,105	308,836
	1,115,526	1,083,083	3,255,537	3,255,544
Non-interest income	360,359	356,918	1,124,076	1,162,401
Net income	1,475,885	1,440,001	4,379,613	4,417,945
Overhead expenses	(585,616)	(524,968)	(1,711,076)	(1,600,928)
Operating Profit	890,269	915,033	2,668,537	2,817,017
Loan loss and provision	(187,007)	(240,209)	(722,416)	(934,113)
	703,262	674,824	1,946,121	1,882,904
Share of profits in associated companies	702	711	1,577	920
Profit before taxation	703,964	675,535	1,947,698	1,883,824
Taxation	(229,277)	(96,895)	(559,001)	(533,173)
Profit after taxation before Minority Interest	474,687	578,640	1,388,697	1,350,651
Minority Interest	(6,116)	(460)	(22,318)	(19,305)
Net profit for the period	468,571	578,180	1,366,379	1,331,346
Earnings per share				
- Basic	13.15 sen	*16.29 sen	38.38 sen	*37.56 sen
- Fully Diluted	13.11 sen	*16.18 sen	38.26 sen	*37.30 sen

* Adjusted for the effects of bonus issues on Employee Share Options exercised during the current period.

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2002)

UNAUDITED CONDENSED BALANCE SHEET OF MAYBANK GROUP AS AT 31 MARCH 2003

	GROUP	
	As At	
	Mar 2003	June 2002
	RM'000	RM'000
ASSETS		
Cash and short-term funds	**19,921,534**	15,788,105
Deposits and placements with financial institutions	**5,304,509**	4,191,333
Securities purchased under resale agreements	**298,743**	517,525
Dealing securities	**1,488,769**	1,623,182
Investment securities	**25,508,201**	23,654,578
Loans and advances	**99,237,875**	95,507,029
Other assets	**2,456,089**	2,098,406
Statutory deposits with Central Banks	**3,614,671**	3,556,787
Investment in associated companies	**18,220**	18,328
Property, plant and equipment	**1,399,320**	1,376,591
Life Fund Assets	**1,498,470**	1,332,043
TOTAL ASSETS	**160,746,401**	149,663,907
LIABILITIES		
Deposits from customers	**108,901,827**	102,572,412
Deposits and placements of banks and other financial institutions	**14,859,015**	14,074,688
Obligations on securities sold under repurchase agreements	**5,219,194**	4,260,356
Bills and acceptances payable	**3,067,192**	1,994,268
Other liabilities	**4,890,834**	4,007,828
Due to Cagamas	**7,172,023**	6,394,409
Subordinated obligations	**3,004,000**	3,004,000
Life fund liabilities	**78,944**	100,078
Life policy holders' funds	**1,419,526**	1,231,965
TOTAL LIABILITIES	**148,612,555**	137,640,004
SHAREHOLDERS' FUNDS		
Share capital	**3,568,399**	3,550,181
Reserves	**8,186,556**	8,117,150
	11,754,955	11,667,331
MINORITY INTEREST	**378,891**	356,572
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**160,746,401**	149,663,907
COMMITMENTS AND CONTINGENCIES	**73,910,803**	70,715,126
CAPITAL ADEQUACY		
Core Capital ratio	**9.27%**	10.35%
Risk-weighted capital ratio	**14.11%**	15.62%
Net tangible assets per share	**RM3.29**	RM3.29

(This balance sheet should be read in conjunction with the annual financial report for the year

1 Statements of Changes in Equity for the Third Quarter of the Financial Year Ending 30 June 2003

	<=========Non Distributable==========>					Distributable	
	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
02	3,550,181	298,336	3,220,419	15,250	43,800	4,539,345	11,667,331
translation differences					(6,832)		(6,832)
arising from issue of new shares							
sidiary company						(1,336)	(1,336)
l written off						(7,522)	(7,522)
s/(losses) not recognised							
ncome statement	-	-	-	-	(6,832)	(8,858)	(15,690)
it for the year						1,366,379	1,366,379
to statutory reserve			326,613			(326,613)	-
ssue	5,442					(5,442)	-
shares	12,776	52,339				-	65,115
ds						(1,328,180)	(1,328,180)
003	3,568,399	350,675	3,547,032	15,250	36,968	4,236,631	11,754,955

tatements should be read in *conjunction* with the annual financial report for the year ended 30 June 2002. No *comparative* figures were available as this is the first al year that interim financial reports are prepared *in accordance* with MASB 26: Interim Financial Reporting)



I INFORMATION FOR THE THIRD QUARTER OF THE FINANCIAL YEAR ENDING 30 JUNE 2003

CMENT

	Banking		Finance		Investment Banking		Insurance		Others		Eliminations		Consolidated	
	Mar 2003	Mar 2002	Mar 2003	Mar 2002	Mar 2003	Mar 2002	Mar 2003	Mar 2002	Mar 2003	Mar 2002	Mar 2003	Mar 2002	Mar 2003	Mar 2002
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ND EXPENSES														
	5,213,219	5,221,661	1,349,397	1,412,890	276,406	349,592	178,320	168,352	68,942	26,355	-	-	7,086,284	7,178,850
sales	1,375,139	311,254	48,696	18,721	20,293	165,341	45,570	72,189	3,520	5,679	(1,493,218)	(573,184)	-	-
	6,588,358	5,532,915	1,398,093	1,431,611	296,699	514,933	223,890	240,541	72,462	32,034	(1,493,218)	(573,184)	7,086,284	7,178,850
t	3,256,789	2,392,251	565,446	616,056	87,740	292,630	95,318	73,812	22,962	20,058	(1,125,391)	(413,977)	2,902,864	2,980,830
	(234,327)	(163,813)	-	-	-	-	-	-	-	-	-	-	(234,327)	(163,813)
fit	3,022,462	2,228,438	565,446	616,056	87,740	292,630	95,318	73,812	22,962	20,058	(1,125,391)	(413,977)	2,668,537	2,817,017
provision	(596,384)	(739,253)	(113,623)	(125,152)	(1,009)	(45,071)	(11,400)	-	-	-	-	(24,637)	(722,416)	(934,113)
ofits of associates	-	-	-	-	-	-	-	-	1,577	920	-	-	1,577	920
taxation	2,426,078	1,489,185	461,823	490,904	86,731	247,559	83,918	73,812	24,539	20,978	(1,125,391)	(438,614)	1,947,698	1,883,824
	(733,207)	(385,913)	(125,267)	(131,313)	(19,755)	(56,995)	(32,950)	(26,187)	(5,940)	(6,313)	358,118	73,548	(559,001)	(533,173)
xation	1,692,871	1,103,272	326,556	359,591	66,976	190,564	50,968	47,625	18,599	14,665	(767,273)	(365,066)	1,388,697	1,350,651
	As at Mar 2003	As at June 2002	As at Mar 2003	As at June 2002	As at Mar 2003	As at June 2002	As at Mar 2003	As at June 2002	As at Mar 2003	As at June 2002	As at Mar 2003	As at June 2002	As at Mar 2003	As at June 2002
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
D LIABILITIES														
ts	136,337,862	123,878,381	22,927,629	23,875,006	9,081,632	8,736,975	3,133,449	2,962,094	367,270	484,649	(11,119,661)	(10,291,526)	160,728,181	149,645,579
associates-equity	-	-	6,024	6,022	826	1,127	-	-	11,370	11,179	-	-	18,220	18,328
total assets	136,337,862	123,878,381	22,933,653	23,881,028	9,082,458	8,738,102	3,133,449	2,962,094	378,640	495,828	(11,119,661)	(10,291,526)	160,746,401	149,663,907
ilities	124,997,267	112,993,951	20,810,775	21,281,897	7,931,097	7,645,675	1,866,684	1,736,555	155,359	274,289	(7,148,627)	(6,292,363)	148,612,555	137,640,004
l liabilities	124,997,267	112,993,951	20,810,775	21,281,897	7,931,097	7,645,675	1,866,684	1,736,555	155,359	274,289	(7,148,627)	(6,292,363)	148,612,555	137,640,004
FORMATION														
nditure	163,372	214,578	7,347	41,280	4,878	16,355	1,489	150,695	854	42,002	-	-	177,940	464,910
:	96,375	137,153	19,274	25,335	5,434	6,341	7,647	24,180	949	1,156	-	-	129,679	194,165
penses/(income) depreciation	378,046	461,209	95,472	130,462	3,921	10,326	4,133	(2,544)	(16)	(57)	-	-	481,556	599,396

HICAL SEGMENT

	Total Revenue from external		Capital expenditure		Segment assets	
	Mar 2003	Mar 2002	Mar 2003	Mar 2002	As at Mar 2003	As at June 2002
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
	6,716,547	6,327,411	168,264	390,727	151,584,905	140,038,271
	237,425	490,016	6,916	23,845	12,789,266	12,702,020
ons	132,312	361,423	2,760	50,338	7,491,891	7,215,142
	7,086,284	7,178,850	177,940	464,910	171,866,062	159,955,433
s					(11,119,661)	(10,291,526)
d	7,086,284	7,178,850	177,940	464,910	160,746,401	149,663,907

A8. SEGMENTAL REPORTING ON LOANS, ADVANCES AND FINANCING ANALYSED BY THEIR ECONOMIC PURPOSES

	Group	
	Mar 2003	**June 2002**
	RM'000	**RM'000**
Agriculture	**2,151,717**	1,949,729
Mining and quarrying	**182,809**	188,726
Manufacturing	**13,098,561**	12,109,484
Electricity, gas and water	**1,337,241**	787,795
Construction	**5,862,851**	6,382,079
Real estate	**1,790,135**	1,954,952
Purchase of landed property	**24,244,560**	23,284,897
(of which :- residential	**18,744,780**	17,763,412
Non-residential)	**5,629,821**	5,657,684
Less : Islamic Loans Sold to Cagamas	**(130,041)**	(136,199)
General commerce	**6,067,443**	5,872,172
Transport, storage and communication	**2,130,779**	2,081,343
Finance, insurance and business service	**11,421,084**	11,499,030
Purchase of securities	**6,195,071**	6,697,272
Purchase of transport vehicles	**9,240,158**	7,978,086
Purchase of transport vehicles	**9,682,562**	8,468,198
Less : Islamic Loans Sold to Cagamas	**(442,404)**	(490,112)
Consumption credit	**3,731,830**	3,466,455
Others	**3,209,875**	3,868,247
	90,664,114	88,120,267
Labuan Offshore	**3,437,617**	3,142,503
	94,101,731	91,262,770
Overseas Operations		
Singapore	**11,850,006**	10,896,279
United States of America	**366,662**	384,114
United Kingdom	**151,749**	148,103
Hong Kong	**1,495,333**	1,222,634
Brunei	**275,524**	299,893
Vietnam	**229,222**	175,162
Cambodia	**73,098**	57,589
Papua New Guinea	**26,460**	24,215
Philippines	**584,709**	430,410
Indonesia	**90,183**	200,516
China	**129,905**	43,546
Grand total	**109,374,582**	105,145,210

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the period reported on that requires disclosure.

A11. CHANGES IN COMPOSITION OF THE GROUP

The Bank acquired an additional 153,045 new ordinary shares of IDR1,000,000 each in PT Bank Maybank Indocorp (PBMI) via a capital injection of USD17.0 million (RM64.6 million) on 31st July 2002, raising the issued and paid up capital of PBMI. As a result, the Bank's shareholdings in PBMI increased from 340,774 shares of IDR1,000,000 each to 493,819 shares of IDR1,000,000 each and the equity interest in PBMI increased from 91.2% to 93.9%. The increase in equity interest did not have any significant impact to the income statement of the Group.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

	Mar 2003		June 2002		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	4,613	4,613	4,373	4,373	240	240
Transaction-related contingent items	5,099	2,549	4,976	2,488	123	61
Short-term self-liquidating trade related contingencies	6,097	1,220	5,056	1,011	1,041	209
Islamic housing loans and hire purchase sold to Cagamas Berhad	572	572	626	626	(54)	(54)
Obligations arising out of rediscounting of bankers acceptances	22	1	-	-	22	1
Obligations under underwriting Agreements	554	277	1,221	611	(667)	(334)
Irrevocable commitments to extend credit						
- maturity less than one year	32,523	-	33,392	-	(869)	-
- maturity exceeding one year	4,062	2,031	4,281	2,141	(219)	(110)
Foreign exchange related contracts	12,363	481	9,213	189	3,150	292
Interest rate related contracts	6,133	267	5,689	342	444	(75)
Miscellaneous	1,873	-	1,888	-	(15)	-
Total	73,911	12,011	70,715	11,781	3,196	230

KLSE LISTING REQUIRMENTS- DISCLOSURE REQUIREMENTS AS PER PART A OF APPENDIX 9B

B1. REVIEW OF PERFORMANCE

For the 9 months ended 31 March 2003, the Group registered a marginal increase of 3.4% or RM63.9 million in profit before tax over that of the corresponding period. This increase can be attributed mainly to lower loan loss and provisions compared to the corresponding period.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a pre-tax profit of RM704.0 million for the quarter just ended compared to RM696.1 million, a marginal increase of RM7.9 million or 1.1% from the preceding quarter.

B3. PROSPECT

The Group expects to maintain its satisfactory results for the rest of the year.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION

	Mar 2003 RM'000
Malaysian taxation	552,021
Overseas taxation	6,507
	558,528
Share of tax in associated companies	473
	559,001

The tax charges for the Group reflect an effective rate that is higher than the statutory rate as certain charges and provisions were not considered deductible for tax purposes.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM122.3 million while profits from the sale of properties amounted to RM9.1 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

This note is not applicable to financial institutions.

B8. STATUS OF CORPORATE PROPOSALS

1. Acquisition of Shares in Aseambankers Malaysia Berhad

The Foreign Investment Committee has approved the proposed acquisition of the 2,280,278 shares in Aseambankers Malaysia Berhad from the allotment currently held by UBS AG for a total consideration of RM11.68 million on March 8, 2003. With this, all required regulatory approvals for the said transaction has been obtained and will be executed upon surrender of the shares by UBS AG.

2. Injection of Capital into Mayban Takaful Berhad

On December 31, 2002 Mayban Fortis Holdings Berhad injected a further RM20 million into Mayban Takaful Berhad to bring its paid up capital to the required RM35.0 million.

3. Acquisition of Additional Shares in Mayban Life International

Mayban Life Assurance Bhd (MLA) has secured the approval of the Labuan Offshore Financial Services Authority on December 2, 2002 to acquire the remaining 30% equity held by Ark Life Assurance Co Ltd in Mayban Life International (Labuan) Ltd (MLI). Valuation of the stake is currently in progress and upon completion of the transaction, MLI will become a wholly owned subsidiary of MLA.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

Items	Group	
	Mar 2003 RM'000	Jun 2002 RM'000
Deposits from Customers		
- Fixed deposits and negotiable instruments of deposits		
One year or less (short-term)	**66,816,013**	63,587,220
More than one year (medium/long-term)	**2,509,725**	2,874,075
	69,325,738	66,461,295
- Demand Deposits	**19,807,051**	17,539,306
- Savings Deposit	**19,769,038**	18,571,811
	108,901,827	102,572,412
Deposits and Placements of Banks and Other Financial Institutions		
One year or less (short-term)	**12,338,049**	11,708,850
More than one year (medium/long-term)	**2,520,966**	2,365,838
	14,859,015	14,074,688
Bonds and Notes		
- Unsecured		
More than one year (medium/long-term)	****3,004,000**	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million .

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM'Mil)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange								
related contracts								
- forwards	8,342	3,008	2,694	1,420	459	761	-	-
- swaps	3,961	1,289	1,139	902	466	83	82	-
-options	60	17	22	9	12	-	-	-
Interest rate related								
contracts								
-forwards	2,489	-	-	-	-	2,394	95	-
-swaps	3,587	307	823	45	130	1,355	927	-
-futures	57	-	19	-	38	-	-	-
Total	18,496	4,621	4,697	2,376	1,105	4,593	1,104	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions. As at 31 March 2003, the amount of contracts which were not hedged and, hence exposed to market risk was RM74.8 million (30 June 2002: RM122.9 million).

Credit risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Bank has a gain position. As at 31 March 2003, the credit risk measured in terms of the cost to replace the profitable contracts, was RM59.7 million (30 June 2002: RM83.3 million). This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

Related accounting policies

Foreign exchange contracts are revalued at prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the profit and loss account.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Group did not declare any dividend for the current quarter.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

Basic EPS of the Group are calculated by dividing the net profit by the weighted-average number of ordinary shares in issue.

	Group			
	Quarter Ended Mar 2003	**Quarter Ended Mar 2002**	**9 months Ended Mar 2003**	**9 months Ended Mar 2002**
Net profit (RM'000)	468,571	578,180	1,366,379	1,331,346
Weighted average number of Ordinary shares in issue ('000)	3,563,456	*3,549,894	3,559,992	*3,545,019
Basic earnings per share (sen)	13.15	*16.29	38.38	*37.56

* Adjusted for the effects of bonus issues on Employee Share Options exercised during the current period.

Diluted earnings per share ("Diluted EPS")

For the diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of the Bank's ESOS.

In diluted earnings per share calculation, the share options were assumed to have been exercised into ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual share price of the Bank's shares) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. No adjustment is made to the net profit.

	Group			
	Quarter Ended Mar 2003	**Quarter Ended Mar 2002**	**9 months Ended Mar 2003**	**9 months Ended Mar 2002**
Net profit (RM'000)	468,571	578,180	1,366,379	1,331,346
Weighted average number of Ordinary shares in issue ('000)	3,563,456	*3,549,894	3,559,992	*3,545,019
Assumed exercise of share options ('000)	10,564	23,500	11,589	24,626
	3,574,020	*3,573,394	3,571,581	*3,569,645
Fully diluted earnings per share (sen)	13.11	*16.18	38.26	*37.30

* Adjusted for the effects of bonus issues on Employee Share Options exercised during the current period.



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 07/11/2003 17:23:02
Reference No MB-031107-DD697

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	MALAYAN BANKING BERHAD
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	MAHIRAM BINTI HUSIN
* Designation	:	COMPANY SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	30/09/2003
* Quarter	:	● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End	:	30/06/2004
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:


Statement of changes in equity.


Business Segment Reporting - 3009200:


Condensed cashflow - 30092003.:


Notes to the Accounts-Sept 2003.c


PL-9-2003.xls


BS-09-2003.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 30/09/2003

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2003	30/09/2002	30/09/2003	30/09/2002
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	2,271,963	2,374,415	2,271,963	2,374,415
2	Profit/(loss) before tax	700,647	547,598	700,647	547,598
3	Profit/(loss) after tax and minority interest	501,220	381,148	501,220	381,148
4	Net profit/(loss) for the period	501,220	381,148	501,220	381,148
5	Basic earnings/(loss) per share (sen)	13.92	10.73	13.92	10.73
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	3.9100	3.7600

Remarks :

The basic earning per share has been adjusted fo the effects of bonus shares issued on Employee Share Options execised during the period.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2003	30/09/2002	30/09/2003	30/09/2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	881,855	867,638	881,855	867,638
2	Gross interest income	1,805,909	1,798,110	1,805,909	1,798,110
3	Gross interest expense	778,411	832,998	778,411	832,998

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statement of The Maybank Group For the First Quarter Of The Financial Year Ending 30 June 2004

	Quarter Ended Sept 2003 RM'000	Quarter Ended Sept 2002 RM'000	3 months Ended Sept 2003 RM'000	3 months Ended Sept 2002 RM'000
Interest income	**1,805,909**	1,798,110	**1,805,909**	1,798,110
Interest expense	**(778,411)**	(832,998)	**(778,411)**	(832,998)
Net interest income	**1,027,498**	965,112	**1,027,498**	965,112
Income from Islamic Banking Scheme operation	**111,256**	71,638	**111,256**	71,638
	1,138,754	1,036,750	**1,138,754**	1,036,750
Non-interest income	**367,027**	387,424	**367,027**	387,424
Net income	**1,505,781**	1,424,174	**1,505,781**	1,424,174
Overhead expenses	**(623,926)**	(556,536)	**(623,926)**	(556,536)
Operating Profit	**881,855**	867,638	**881,855**	867,638
Loan loss and provision	**(181,475)**	(320,506)	**(181,475)**	(320,506)
	700,380	547,132	**700,380**	547,132
Share of profits in associated companies	**267**	466	**267**	466
Profit before taxation	**700,647**	547,598	**700,647**	547,598
Taxation	**(197,893)**	(161,534)	**(197,893)**	(161,534)
Profit after taxation before Minority Interest	**502,754**	386,064	**502,754**	386,064
Minority Interest	**(1,534)**	(4,916)	**(1,534)**	(4,916)
Net profit for the period	**501,220**	381,148	**501,220**	381,148
Earnings per share				
- Basic	**13.92 sen**	*10.73 sen	**13.92 sen**	*10.73 sen
- Fully Diluted	**13.92 sen**	*10.69 sen	**13.92 sen**	* 10.69 sen

* Adjusted for effects of bonus shares issued on Employee Share Options exercised during the period.

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

UNAUDITED CONDENSED BALANCE SHEET OF MAYBANK GROUP AS AT 30 SEPTEMBER 2003

	As At	
	Sept 2003	June 2003
	RM'000	RM'000
ASSETS		
Cash and short-term funds	**16,272,252**	16,122,434
Deposits and placements with banks and other financial institutions	**3,956,845**	5,652,279
Securities purchased under resale agreements	**811,210**	585,008
Dealing securities	**488,780**	776,636
Investment securities	**27,868,523**	25,131,253
Loans, advances and financing	**104,241,379**	102,488,470
Other assets	**2,157,072**	2,565,786
Statutory deposits with Central Banks	**3,618,644**	3,321,638
Investment in subsidiary companies	-	-
Investment in associated companies	**16,405**	17,301
Property, plant and equipment	**1,446,807**	1,419,973
Deferred tax assets	**1,103,800**	1,110,840
Life and Family Takaful fund assets	**1,892,408**	1,763,779
TOTAL ASSETS	163,874,125	160,955,397
LIABILITIES		
Deposits from customers	**110,416,829**	109,393,309
Deposits and placements of banks and other financial institutions	**14,716,930**	13,672,532
Obligations on securities sold under repurchase agreements	**6,325,983**	5,527,992
Bills and acceptances payable	**2,991,508**	3,150,990
Other liabilities	**2,027,012**	3,097,381
Recourse obligation on loans sold to Cagamas	**7,169,656**	6,661,965
Provision for taxation and zakat	**858,366**	789,646
Deferred tax liabilities	**8,829**	8,620
Subordinated obligations	**3,004,000**	3,004,000
Life and Family Takaful fund liabilities	**111,338**	107,443
Life and Family Takaful policy holders' funds	**1,781,070**	1,656,336
TOTAL LIABILITIES	149,411,521	147,070,214
SHAREHOLDERS' FUNDS		
Share capital	**3,600,172**	3,589,465
Reserves	**10,460,214**	9,895,768
	14,060,386	13,485,233
MINORITY INTEREST	402,218	399,950
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	163,874,125	160,955,397
COMMITMENTS AND CONTINGENCIES	76,727,747	78,527,072

CAPITAL ADEQUACY (after deducting proposed dividend)

Core Capital ratio	**10.04%**	10.24%
Risk-weighted capital	**14.97%**	15.25%
Net tangible assets per share	**RM3.91**	RM3.76

(These statements should be read in conjunction with the annual financial report for the financial year ended 30 June 2003)

MALAYAN BANKING BERHAD
(Incorporated in Malaysia)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR FIRST QUARTER OF FINANCIAL YEAR ENDING 30 JUNE 2004

	<-------------- Non-distributable --------------				>	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	-	8,442	-	8,442
Net profit for the year	-	-	-	-	-	501,220	501,220
Issue of shares	9,596	55,895	-	-	-	-	65,491
Bonus issue	1,111	-	-	-	-	(1,111)	-
At 30 September 2003	3,600,172	500,567	3,746,207	15,250	50,524	6,147,666	14,060,386
At 1 July 2002							
As previously stated	3,550,181	298,336	3,220,419	15,250	43,800	4,539,345	11,667,331
Prior year adjustments	-	-	-	-	-	1,043,720	1,043,720
At 1 July 2002 (restated)	3,550,181	298,336	3,220,419	15,250	43,800	5,583,065	12,711,051
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	-	(2,001)	-	(2,001)
Goodwill on acquisition written off	-	-	-	-	-	(7,522)	(7,522)
Dilution arising from issue of new shares in a subsidiary company	-	-	-	-	-	(1,338)	(1,338)
Net losses not recognised in the income statement	-	-	-	-	(2,001)	(8,860)	(10,861)
Net profit for the year	-	-	-	-	-	381,148	381,148
Issue of shares	2,385	9,340	-	-	-	-	11,725
Bonus issue	1,142	-	-	-	-	(1,142)	-
Dividends	-	-	-	-	-	(178,929)	(178,929)
At 30 September 2002	3,553,708	307,676	3,220,419	15,250	41,799	5,775,282	12,914,134

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(Incorporated in Malaysia)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTD.) FOR THE YEAR ENDED 30 SEPTEMBER 2003

GROUP (CONTD.)

	<---- Non-distributable				---->	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2003							
As previously stated	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	-	8,442	-	8,442
Adjustment to fair value of net asset acquired	-	-	-	-	-	-	-
Goodwill on acquisition written off	-	-	-	-	-	-	-
Net accretion from increased interest in subsidiaries	-	-	-	-	-	-	-
Net losses not recognised in the income statement	-	-	-	-	8,442	-	8,442
Net profit for the year	-	-	-	-	-	501,220	501,220
Transfer to statutory reserve	-	-	-	-	-	-	-
Issue of shares	9,596	55,895	-	-	-	-	65,491
Bonus issue	1,111	-	-	-	-	(1,111)	-
At 30 September 2003	3,600,172	500,567	3,746,207	15,250	50,524	6,147,666	14,060,386

(These statements should be read in conjunction with the annual financial report for the year ended 30 June, 2003)

MALAYAN BANKING BERHAD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 SEPTEMBER 2003

BANK

	<---------- Non-distributable		---------->		Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2002						
As previously stated	3,550,181	298,336	2,599,225	70,447	3,067,880	9,586,069
Prior year adjustments (Note 37)	-	-	-	-	792,302	792,302
At 1 July 2002 (restated)	3,550,181	298,336	2,599,225	70,447	3,860,182	10,378,371
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	(3,460)	-	(3,460)
Net profit for the year	-	-	-	-	2,055,052	2,055,052
Transfer to statutory reserve	-	-	514,000	-	(514,000)	-
Bonus issue	8,867	-	-	-	(8,867)	-
Issue of shares	30,417	146,336	-	-	-	176,753
Dividends (Note 35)	-	-	-	-	(1,330,289)	(1,330,289)
At 30 June 2003	3,589,465	444,672	3,113,225	66,987	4,062,078	11,276,427

MALAYAN BANKING BERHAD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY (CONTD.)
FOR THE YEAR ENDED 30 SEPTEMBER 2003

BANK (CONTD.)

	<--------- Non-distributable			--------->	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2003						
As previously stated	3,589,465	444,672	3,113,225	66,987	4,062,078	11,276,427
Prior year adjustments (Note 37)	-	-	-	-		-
At 1 July 2003 (restated)	3,589,465	444,672	3,113,225	66,987	4,062,078	11,276,427
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	16,017	-	16,017
Net profit for the year	-	-	-	-	375,521	375,521
Transfer to statutory reserve	-	-		-		-
Bonus issue	1,111	-	-	-	(1,111)	-
Issue of shares	9,596	55,895	-	-	-	65,491
Dividends (Note 35)	-	-	-	-		-
At 30 September 2003	3,600,172	500,567	3,113,225	83,004	4,436,488	11,733,456

The accompanying notes form an integral part of the financial statements.

MALAYAN BANKING BERHAD
(Incorporated in Malaysia)

CONDENSED CASH FLOW STATEMENTS FOR THE FIRST QUARTER OF FINANCIAL YEAR ENDING 30 JUNE 2004

	GROUP	
	SEP 2003 RM'000	SEP 2002 RM'000
Profit before taxation	700,647	547,598
Adjustments for non-operating and non-cash items	406,693	477,385
Operating profit before working capital changes	1,107,340	1,024,983
Changes in working capital		
Net changes in operating assets	(208,637)	980,500
Net changes in operating liabilities	(1,139,686)	919,926
Net change in life and takaful insurance fund		
Tax expense and zakat paid	(121,706)	(124,999)
Net cash generated from operations	(362,689)	2,800,410
Net cash (used in)/generated from investing activities	(66,524)	137,043
Net cash (used in)/generated from financing activities	573,182	292,484
	506,658	429,527
Net change in cash and cash equivalents	143,969	3,229,937
Cash and cash equivalents at beginning of the year	16,122,434	15,788,105
Foreign exchange differences on opening balances	5,849	10,929
Cash and cash equivalents at end of the year	16,272,252	19,028,971

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

NOTES TO ACCOUNTS

MASB 26 INTERIM FINANCIAL REPORTING – DISCLOSURE REQUIREMENTS PER PARAGRAPH 16

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

These condensed interim financial statements are prepared using the same accounting policies and methods of computations as those applied to the most recent annual financial report of the Group for the financial year ended 30 June 2003. There have been no significant changes to those policies.

These condensed interim financial statements comply with MASB Standard 26 – Interim Financial Reporting and should be read in conjunction with the annual financial report of the Group for the financial year ended 30 June 2003.

A2. AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 30 JUNE 2003

The audit report on the financial statements of the preceding year did not contain any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

During the financial year to date, the Bank ncreased its issued and fully paid up share capital from RM3,589,464,821 to RM3,600,171,921 as a result of:

i) the issuance of 9,596,000 new ordinary shares of RM1 each to eligible persons who exercised their options under the Maybank Group Employee Share Option Scheme (ESOS)

ii) a bonus issue of 1,111,100 new ordinary shares of RM1 each on the basis of one (1) new ordinary share of RM1 each for every two (2) existing ordinary share of RM1 each held, being bonus entitlement for shares issued pursuant to the exercise of options under ESOS

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities.

A7. DIVIDENDS

There were no dividends paid or declared for the current period.



SEGMENT INFORMATION FOR THE FIRST QUARTER OF FINANCIAL YEAR ENDING 30 JUNE 2004

BUSINESS SEGMENT

	Banking		Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000
REVENUE AND EXPENSES														
Revenue														
External revenue	1,711,353	1,735,620	401,292	474,739	81,252	94,155	60,661	59,905	17,405	9,996	-	-	2,271,963	2,374,415
Inter-segment revenue	43,730	38,603	9,803	10,716	1,952	4,097	7,561	4,791	275	2,525	(63,321)	(60,732)	-	-
Total revenue	1,755,083	1,774,223	411,095	485,455	83,204	98,252	68,222	64,696	17,680	12,521	(63,321)	(60,732)	2,271,963	2,374,415
Result														
Segment results	748,014	676,543	203,001	253,115	23	33,327	26,717	22,944	10,812	6,318	(1,350)	1,564	987,217	993,811
Finance costs	(79,862)	(78,330)	(22,755)	(47,843)	(2,745)	-	-	-	-	-	-	-	(105,362)	(126,173)
Operating profit	668,152	598,213	180,246	205,272	(2,722)	33,327	26,717	22,944	10,812	6,318	(1,350)	1,564	881,855	867,638
Loan loss and provision	(152,221)	(240,041)	(40,458)	(60,487)	11,983	(10,500)	(79)	(9,478)	-	-	-	-	(181,475)	(320,506)
Share of net profits of associates	-	-	-	-	35	-	-	-	232	466	-	-	267	466
Profit before taxation	515,931	358,172	139,788	144,785	9,296	22,827	25,938	13,466	11,044	6,784	(1,350)	1,564	700,647	547,598
Taxation & Zakat	(145,459)	(101,432)	(33,766)	(41,774)	(7,212)	(8,091)	(9,146)	(8,788)	(2,310)	(1,827)	-	378	(197,893)	(161,534)
Profit after taxation and zakat	370,472	256,740	106,022	103,011	2,084	14,736	16,792	4,678	8,734	4,957	(1,350)	1,942	502,754	386,064
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(1,534)	(4,916)
Net profit for the year	370,472	256,740	106,022	103,011	2,084	14,736	16,792	4,678	8,734	4,957	(1,350)	1,942	501,220	381,148

	As at Sep 2003 RM'000	As at June 2003 RM'000	As at Sep 2003 RM'000	As at June 2003 RM'000	As at Sep 2003 RM'000	As at June 2003 RM'000	As at Sep 2003 RM'000	As at June 2003 RM'000	As at Sep 2003 RM'000	As at June 2003 RM'000	As at Sep 2003 RM'000	As at June 2003 RM'000	As at Sep 2003 RM'000	As at June 2003 RM'000
ASSETS AND LIABILITIES														
Segment assets	139,240,418	136,588,647	22,747,675	23,448,341	9,490,001	9,174,514	3,554,769	3,422,565	368,383	364,101	(11,543,611)	(12,060,072)	163,857,635	160,938,096
Investment in associates companies	-	-	4,852	4,852	-	-	-	-	11,638	12,449	-	-	16,490	17,301
Total assets	139,240,418	136,588,647	22,752,527	23,453,193	9,490,001	9,174,514	3,554,769	3,422,565	380,021	376,550	(11,543,611)	(12,060,072)	163,874,125	160,955,397
Total segment liabilities	126,100,914	123,911,537	20,160,461	20,967,618	8,240,462	7,927,115	2,241,915	2,124,921	154,037	157,075	(7,486,268)	(8,018,052)	149,411,521	147,070,214

	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000
OTHER INFORMATION														
Capital expenditure	37,831	65,116	480	2,997	520	2,324	34	1,106	540	71	-	-	39,405	71,614
Depreciation	32,411	31,655	5,571	6,593	1,712	1,750	1,990	3,409	558	326	-	-	42,242	43,733
Non-cash expenses/(income) other than depreciation	88,137	148,668	22,090	32,153	25,697	(4,702)	(2,358)	3,569	2	1	-	-	133,568	179,689

GEOGRAPHICAL SEGMENT

	Revenue from external customers		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000	As At Sep 2003 RM'000	As At June 2003 RM'000	Qtr Sep 2003 RM'000	Qtr Sep 2002 RM'000
Malaysia	2,043,113	2,143,432	26,894	64,753	151,959,203	150,130,607	634,653	506,916
Singapore	174,962	160,862	11,823	4,853	16,052,038	14,759,326	65,530	11,373
Other locations	117,209	130,853	688	2,008	7,406,495	8,125,536	1,814	27,745
	2,335,284	2,435,147	39,405	71,614	175,417,736	173,015,469	701,997	546,034
Eliminations	(63,321)	(60,732)	-	-	(11,543,611)	(12,060,072)	(1,350)	1,564
Consolidated	2,271,963	2,374,415	39,405	71,614	163,874,125	160,955,397	700,647	547,598

A8. **SEGMENTAL REPORTING ON LOANS, ADVANCES AND FINANCING ANALYSED BY THEIR ECONOMIC PURPOSES**

	Sept 2003 RM'000	June 2003 RM'000
Agriculture	1,755,976	2,011,006
Mining and quarrying	189,848	190,214
Manufacturing	12,978,982	13,081,554
Electricity, gas and water	1,242,218	1,481,811
Construction	5,556,974	5,838,436
Real estate	1,742,497	1,864,800
Purchase of landed property	25,693,920	24,940,435
(of which :- residential	20,028,150	19,462,847
Non-residential)	5,789,716	5,604,856
Less: Islamic Loans Sold to Cagamas	(123,946)	(127,268)
General commerce	6,208,200	6,274,396
Transport, storage and communication	1,999,833	2,150,588
Finance, insurance and business service	11,942,958	11,790,919
Purchase of securities	7,334,475	6,517,893
Purchase of transport vehicles	9,764,344	9,465,305
Purchase of transport vehicles	10,172,047	9,890,646
Less: Islamic Loans Sold to Cagamas	(407,703)	(425,341)
Consumption credit	3,885,191	3,771,047
Others	3,471,522	3,143,422
	93,766,938	92,521,826
Labuan Offshore	3,948,651	3,891,741
	97,715,589	96,413,567
Overseas Operations		
Singapore	13,193,846	12,624,627
United States of America	390,413	416,435
United Kingdom	115,089	114,549
Hong Kong	1,343,649	1,485,905
Brunei	276,067	273,461
Vietnam	259,478	234,410
Cambodia	61,771	62,418
China	286,178	165,797
Papua New Guinea	31,211	29,174
Philippines	377,751	502,129
Indonesia	42,791	74,909
Grand total	114,093,833	112,397,381

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the period reported on that requires disclosure.

A11. CHANGES IN COMPOSITION DURING THE INTERIM PERIOD

There were no changes in composition of the group during this period.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

	Sept 2003		June 2003		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	**4,632**	**4,632**	4,731	4,731	(99)	(99)
Transaction-related contingent items	**5,687**	**2,843**	5,572	2,786	115	57
Short-term self-liquidating trade related contingencies	**5,285**	**1,057**	5,762	1,152	(477)	(95)
Islamic housing loans and hire purchase sold to Cagamas Berhad	**532**	**532**	553	553	(21)	(21)
Obligations under underwriting Agreements	**777**	**388**	1,014	505	(237)	(117)
Obligations arising out of rediscounting of bankers acceptances	-	-	8	-	(8)	-
Irrevocable commitments to extend credit						
- maturity within one year	**32,669**	-	33,298	-	(629)	-
- maturity exceeding one year	**4,633**	**2,317**	4,509	2,255	124	62
Foreign exchange related contracts	**13,257**	**179**	14,848	223	(1,591)	(44)
Interest rate related contracts	**7,162**	**522**	6,173	635	989	(113)
Miscellaneous	**2,093**	-	2,059	-	34	-
Total	**76,727**	**12,470**	78,527	12,840	(1,800)	(370)

KLSE LISTING REQUIREMENTS- DISCLOSURES REQUIREMENTS AS PER PART A OF APPENDIX 9B

B1. REVIEW OF PERFORMANCE

For the 3 months ended 30 September 2003, the Group registered an increase of RM120.1 million or 31.5% profit after tax over that of the corresponding period. The increase can be attributed mainly to lower loan loss and provisions and higher fund based income compared to the corresponding period.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered profit after tax of RM501.2 million for the quarter just ended compared to RM630.1 million for the preceding quarter, a decline of RM128.9 million or 20.5% due to tax adjustments in the preceding quarter which is also the final quarter for the financial year ended 30 June 2003. At pre- tax level, the Group registered an increase of RM28.7 million or 4.3% compared to the preceding quarter attributed to lower loan loss and provision. Operating income for the quarter just ended before loan loss and provision was similar to that of the preceding quarter.

B3. PROSPECT

On the back of the positive economic outlook, the Group expects further improvement in its performance.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION

	Sept 2003
	RM'000
Malaysian taxation	193,244
Overseas taxation	4,432
	197,676
Share of tax in associated companies	217
	197,893

The tax charge for the Group reflect an effective rate that is close to the statutory rate.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits on sale of unquoted investments of the Group amounted to RM15.9 million for the Group. Profit on sale of properties of the Group amounted to RM0.2 million .

B7. PURCHASE AND SALE OF QUOTED SECURITIES

This note is not applicable to financial institutions.

B8. STATUS OF CORPORATE PROPOSALS

No major developments or significant events occurred during the current period.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

Items	Group	
	Sep 2003	**Jun 2003**
	RM'000	**RM'000**
Deposits from Customers		
- Fixed deposits and negotiable instruments of deposits		
One year or less (short-term)	**67,189,253**	67,437,205
More than one year (medium/long-term)	**2,328,885**	2,547,157
	69,518,138	69,984,362
- Demand Deposits	**20,372,710**	19,362,900
- Savings Deposit	**20,525,981**	20,046,047
	110,416,829	109,393,309
Deposits and Placements of Banks and Other Financial Institutions		
One year or less (short-term)	**12,155,636**	11,551,698
More than one year (medium/long-term)	**2,561,294**	2,120,834
	14,716,930	13,672,532
Bonds and Notes		
- Unsecured		
More than one year (medium/long-term)	****3,004,000**	**3,004,000

** Includes the Subordinated Note of USD250 million and USD 380 million equivalent to RM950 million and RM1,440.0 million respectively.

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	8,801	2,742	2,447	2,094	457	1011	50	-
- swaps	4,443	3,965	388	-	-	90	-	-
-option	13		13	-	-	-	-	-
Interest rate related contracts								
-forwards	2,586	-	-	-	-	2,488	98	-
-swaps	4,398	795	861	-	59	1,682	1001	-
-option	178	-	-	-	-	178	-	-
								-
Total	20,419	7,502	3,709	2,094	516	5,449	1,149	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions. As at 30 September 2003, the amount of contracts which were not hedged and, hence exposed to market risk was RM82.1 million (30 June 2003: RM84.4 million).

Credit risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Bank has a gain position. As at 30 September 2003, the credit risk measured in terms of the cost to replace the profitable contracts, was RM76.2 million (30 June 2003: RM69.9 million). This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

Related accounting policies

Foreign exchange contracts are revalued at prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the profit and loss account.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS

The Group did not declare any dividend for the current quarter.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

Basic EPS of the Bank and the Group are calculated by dividing the net profit for the quarter by the weighted-average number of ordinary shares in issue during the quarter.

	Group	
	Sept 2003	**Sept 2002**
Net profit for the quarter (RM'000)	501,220	381,148
Weighted average number of ordinary shares in issue ('000)	3,600,171	3,551,969
Basic earnings per share (sen)	13.92	10.73

The weighted average number of ordinary shares in issue for the quarter ended 30 September 2002 has been adjusted for the effects of the bonus shares issued up to the current quarter ended 30 September 2003.

Diluted earnings per share ("Diluted EPS")

For the purpose of calculating diluted earnings per share for the previous corresponding quarter, the net profit for the quarter and the weighted average number of ordinary shares in issue during the quarter have been adjusted for the effects of dilutive potential ordinary shares from exercise of the Bank's ESOS which had expired on 22 June 2003. As at the balance sheet date of the current quarter, there is no outstanding arrangement which can potentially give rise to material and dilutive ordinary shares.

In the diluted EPS calculation in the previous corresponding quarter, the share options were assumed to have been exercised into ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual shares price of the Bank's shares) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	Group	
	Sept 2003	**Sept 2002**
Net profit for the quarter (RM '000)	501,220	381,148
Weighted average number of ordinary shares in issue ('000)	3,600,171	3,551,969
Assumed exercise of share Options ('000)	-	12,463
	3,600,171	3,564,432
Fully diluted earnings per share (sen)	13.92	10.69



Form Version 2.0

Financial Results

Submitted by **MALAYAN BANKING** on **20/02/2004 17:50:37**
Reference No **MB-040216-33438**

Submitting Merchant Bank *(if applicable)*	:	
Submitting Secretarial Firm Name *(if applicable)*	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram binti Husin**
* Designation	:	**Company secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**31/12/2003**
*** Quarter**	:	○ **1 Qtr** ● **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**
*** Financial Year End**	:	**30/06/2004**
*** The figures**	:	○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

  

BS-12-2003.xls PL-12-2003.xls Notes to the Accounts-12- 2003.d

 

Statement of changes in equity - Dec 200: Business Segment Reporting - Dec 200:



Condensed cashflow - Dec 2003.:

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
	31/12/2003	31/12/2002	31/12/2003	31/12/2002

		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	2,365,184	2,324,696	4,637,147	4,699,111
2	Profit/(loss) before tax	798,888	686,490	1,499,535	1,225,440
3	Profit/(loss) after tax and minority interest	592,695	458,420	1,093,916	830,920
4	Net profit/(loss) for the period	592,695	458,420	1,093,916	830,920
5	Basic earnings/(loss) per share (sen)	16.46	12.89	30.39	23.38
6	Dividend per share (sen)	35.00	35.00	35.00	35.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	3.9500	3.7600

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2003	31/12/2002	31/12/2003	31/12/2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	930,519	883,967	1,812,373	1,741,881
2	Gross interest income	1,813,770	1,799,342	3,619,679	3,589,703
3	Gross interest expense	794,065	831,430	1,572,476	1,664,429

Note: The above information is for the Exchange internal use only.





Form Version 2.0

Financial Results

Submitted by **MALAYAN BANKING** on **25/02/2004 18:24:09**
Reference No **MB-040225-61323**

* Announcement reference number	:	**MB-040216-33438**
Submitting Merchant Bank (if applicable)	:	-
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MALAYAN BANKING BERHAD**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**MAHIRAM BINTI HUSIN**
* Designation	:	**COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/12/2003

* Quarter : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* Financial Year End : 30/06/2004

* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



Statement of changes in equity - Dec 200: Business Segment Reporting - Dec 200:









Condensed cashflow - Dec 2003.: Notes to the Accounts-12- 2003.d PL-12-2003.xls BS-12-2003.xls

Remarks:

For Notes to the Accounts under Note A8 - Loan Loss Provision - Specific Provision the opening balance for June 2003 should be RM4,626,185 instead of RM4,656,485.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2003	31/12/2002	31/12/2003	31/12/2002

		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	2,365,184	2,324,696	4,637,147	4,699,111
2	Profit/(loss) before tax	798,888	686,490	1,499,535	1,225,440
3	Profit/(loss) after tax and minority interest	592,695	458,420	1,093,916	830,920
4	Net profit/(loss) for the period	592,695	458,420	1,093,916	830,920
5	Basic earnings/(loss) per share (sen)	16.46	12.89	30.39	23.38
6	Dividend per share (sen)	35.00	35.00	35.00	35.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	3.9500	3.7600

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2003	31/12/2002	31/12/2003	31/12/2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	930,519	883,967	1,812,373	1,741,881
2	Gross interest income	1,813,770	1,799,342	3,619,679	3,589,703
3	Gross interest expense	794,065	831,430	1,572,476	1,664,429

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statements Of The Maybank Group For The Second Quarter Of The Financial Year Ending 30 June 2004

	Quarter Ended Dec 2003 RM'000	Quarter Ended Dec 2002 RM'000	Cumulative 6 months Ended Dec 2003 RM'000	Cumulative 6 months Ended Dec 2002 RM'000
Interest income	**1,813,770**	1,799,342	**3,619,679**	3,589,703
Interest expense	**(794,065)**	(831,430)	**(1,572,476)**	(1,664,429)
Net interest income	**1,019,705**	967,912	**2,047,203**	1,925,274
Income from Islamic Banking Scheme operations:				
Gross operating income	**139,858**	119,567	**279,808**	213,962
Profit equalisation reserves	**(28,525)**	(5,287)	**(57,219)**	(28,942)
	111,333	114,280	**222,589**	185,020
	1,131,038	1,082,192	**2,269,792**	2,110,294
Non-interest income	**420,748**	369,621	**787,775**	757,046
Net income	**1,551,786**	1,451,813	**3,057,567**	2,867,340
Overhead expenses	**(621,267)**	(567,846)	**(1,245,194)**	(1,125,459)
Operating Profit	**930,519**	883,967	**1,812,373**	1,741,881
Loan loss and provision	**(132,009)**	(197,886)	**(313,483)**	(517,315)
	798,510	686,081	**1,498,890**	1,224,566
Share of profits in associated companies	**378**	409	**645**	874
Profit before taxation	**798,888**	686,490	**1,499,535**	1,225,440
Taxation	**(216,286)**	(210,249)	**(414,178)**	(371,783)
Profit after taxation before Minority Interest	**582,602**	476,241	**1,085,357**	853,657
Minority Interest	**10,093**	(17,821)	**8,559**	(22,737)
Net profit for the period	**592,695**	458,420	**1,093,916**	830,920
Earnings per share				
- Basic	**16.46 sen**	12.89 sen	**30.39 sen**	23.38 sen
- Fully Diluted	**16.46 sen**	12.84 sen	**30.39 sen**	23.24 sen

* The comparative figures have been adjusted for the effects of adopting MASB 25 and BNM Circular on handling fee in respect of hire purchase business

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statements Of The Bank For The Second Quarter Of The Financial Year Ending 30 June 2004

	Quarter Ended Dec 2003 RM'000	**Quarter Ended Dec 2002 RM'000**	**Cumulative 6 months Ended Dec 2003 RM'000**	**Cumulative 6 months Ended Dec 2002 RM'000**
Interest income	**1,347,885**	1,310,821	**2,675,394**	2,616,234
Interest expense	**(606,080)**	(615,510)	**(1,192,094)**	(1,236,608)
Net interest income	**741,805**	695,311	**1,483,300**	1,379,626
Income from Islamic Banking Scheme operations:				
Gross operating income	**92,133**	65,968	**186,502**	123,804
Profit equalisation reserves	**(24,834)**	-	**(51,788)**	(18,094)
	67,299	65,968	**134,714**	105,710
	809,104	761,279	**1,618,014**	1,485,336
Non-interest income:				
Dividend from subsidiaries	**582,048**	1,228,262	**585,446**	1,228,262
Other Non- interest income	**290,177**	96,151	**594,697**	361,468
	872,225	1,324,413	**1,180,143**	1,589,730
Net income	**1,681,329**	2,085,692	**2,798,157**	3,075,066
Overhead expenses	**(449,139)**	(399,609)	**(919,254)**	(812,053)
Operating Profit	**1,232,190**	1,686,083	**1,878,903**	2,263,013
Loan loss and provision	**(117,712)**	(148,034)	**(245,346)**	(391,761)
Profit before taxation	**1,114,478**	1,538,049	**1,633,557**	1,871,252
Taxation	**(302,320)**	(514,893)	**(445,877)**	(617,149)
Profit after taxation	**812,158**	1,023,156	**1,187,680**	1,254,103

* The comparative figures have been adjusted for the effects of adopting MASB 25 and BNM Circular on handling fee in respect of hire purchase business

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONDENSED BALANCE SHEETS OF MAYBANK & THE GROUP
AS AT 31 DECEMBER 2003

	GROUP		BANK	
	Dec 2003	June 2003	Dec 2003	June 2003
ASSETS	RM'000	RM'000	RM'000	RM'000
Cash and short-term funds	25,759,341	16,122,434	22,279,673	13,218,144
Deposits and placements with financial institutions	1,706,054	5,652,279	4,116,162	7,255,939
Securities purchased under resale agreements	874,134	585,008	897,731	582,003
Dealing securities	435,837	776,636	40,324	96,998
Investment securities	30,230,024	25,131,253	23,066,181	18,735,822
Loans and advances	103,667,994	102,488,470	81,614,505	80,160,354
Other assets	2,378,388	2,565,786	2,162,352	1,212,873
Statutory deposits with Central Banks	3,545,422	3,321,638	2,810,630	2,621,399
Investment in subsidiary companies	-	-	1,869,505	1,868,713
Investment in associated companies	17,487	17,301	10,640	9,740
Property, plant and equipment	1,429,242	1,419,973	1,044,574	1,036,796
Deferred tax assets	1,140,052	1,110,840	874,057	855,546
Life and Family Takaful fund assets	1,974,791	1,763,779	-	-
TOTAL ASSETS	173,158,766	160,955,397	140,786,334	127,654,327
LIABILITIES				
Deposits from customers	115,952,490	109,393,309	93,832,637	86,695,881
Deposits and placements of banks and other financial institutions	18,437,058	13,672,532	16,248,831	12,795,755
Obligations on securities sold under repurchase agreements	6,795,415	5,527,992	6,215,731	5,209,998
Bills and acceptances payable	3,014,575	3,150,990	4,361,086	4,092,656
Other liabilities	1,979,675	3,097,381	1,640,218	1,647,821
Recourse obligation on loans sold to Cagamas	6,445,694	6,661,965	2,671,862	2,289,153
Provision for taxation and zakat	935,454	789,646	698,051	642,636
Deferred tax liabilities	9,748	8,620		-
Subordinated obligations	3,004,000	3,004,000	3,004,000	3,004,000
Life and Family Takaful fund liabilities	72,872	107,443	-	-
Life and Family Takaful policyholders' funds	1,901,919	1,656,336	-	-
TOTAL LIABILITIES	158,548,900	147,070,214	128,672,416	116,377,900
SHAREHOLDERS' EQUITY				
Share capital	3,600,172	3,589,465	3,600,172	3,589,465
Reserves	10,619,479	9,895,768	8,513,746	7,686,962
	14,219,651	13,485,233	12,113,918	11,276,427
MINORITY INTEREST	390,215	399,950	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	173,158,766	160,955,397	140,786,334	127,654,327
COMMITMENTS AND CONTINGENCIES	79,408,703	78,527,072	74,410,948	73,193,802
CAPITAL ADEQUACY				
Without deducting proposed dividend				
Core Capital ratio	10.40%	10.61%	11.20%	11.40%
Risk-weighted capital	15.19%	15.62%	14.46%	14.88%
After deducting proposed dividend				
Core Capital ratio	9.65%	10.24%	10.21%	10.92%
Risk-weighted capital	14.43%	15.25%	13.47%	14.40%
Net tangible assets per share	RM3.95	RM3.76	RM3.36	RM3.14

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SECOND QUARTER OF THE FINANCIAL YEAR ENDING 30 JUNE 2004

GROUP	<------ Non-distributable			------>		Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	15,673	-	15,673
Net profit for the year	-	-	-	-	-	1,093,916	1,093,916
Transfer to Statutory Reserves	-	-	298,000	-	-	(298,000)	-
Issue of shares	9,596	55,895	-	-	-	-	65,491
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(440,662)	(440,662)
At 31 December 2003	3,600,172	500,567	4,044,207	15,250	57,755	6,001,700	14,219,651
At 1 July 2002							
As previously stated	3,550,181	298,336	3,220,419	15,250	43,800	4,539,345	11,667,331
Prior year adjustments	-	-	-	-	-	1,069,320	1,069,320
At 1 July 2002 (restated)	3,550,181	298,336	3,220,419	15,250	43,800	5,608,665	12,736,651
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	-	2,086	-	2,086
Goodwill on acquisition written off	-	-	-	-	-	(7,522)	(7,522)
Dilution arising from issue of new shares in a subsidiary company	-	-	-	-	-	(1,338)	(1,338)
Net losses not recognised in the income statement	-	-	-	-	2,086	(8,860)	(6,774)
Net profit for the year	-	-	-	-	-	830,920	830,920
Transfer to Statutory Reserve	-	-	326,613	-	-	(326,613)	-
Issue of shares	3,754	14,415	-	-	-	-	18,169
Bonus issue	1,815	-	-	-	-	(1,815)	-
Dividends	-	-	-	-	-	(179,156)	(179,156)
At 31 December 2002	3,555,750	312,751	3,547,032	15,250	45,886	5,923,141	13,399,810

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(Incorporated in Malaysia)

UNAUDITED STATEMENT OF CHANGES IN EQUITY
FOR THE SECOND QUARTER OF FINANCIAL YEAR ENDING 30 JUNE 2004

BANK

	<-------- Non-distributable	-------->			Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2003	3,589,465	444,672	3,113,225	66,987	4,062,078	11,276,427
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	24,982	-	24,982
Net profit for the year	-	-	-	-	1,187,680	1,187,680
Transfer to statutory reserve	-	-	298,000	-	(298,000)	-
Bonus issue	1,111	-	-	-	(1,111)	-
Issue of shares	9,596	55,895	-	-	-	65,491
Dividends	-	-	-	-	(440,662)	(440,662)
At 31 December 2003	3,600,172	500,567	3,411,225	91,969	4,509,985	12,113,918
At 1 July 2002						
As previously stated	3,550,181	298,336	2,599,225	70,447	3,067,880	9,586,069
Prior year adjustments	-	-	-	-	784,627	784,627
At 1 July 2002 (restated)	3,550,181	298,336	2,599,225	70,447	3,852,507	10,370,696
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	6,954	-	6,954
Net profit for the year	-	-	-	-	1,254,103	1,254,103
Transfer to statutory reserve	-	-	326,613	-	(326,613)	-
Bonus issue	1,815	-	-	-	(1,815)	-
Issue of shares	3,754	14,415	-	-	-	18,169
Dividends	-	-	-	-	(179,158)	(179,158)
At 31 December 2002	3,555,750	312,751	2,925,838	77,401	4,599,024	11,470,764

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONDENSED CASH FLOW STATEMENTS FOR THE SECOND QUARTER OF THE FINANCIAL YEAR ENDING 30 JUNE 2004

	GROUP		BANK	
	DEC 2003 RM'000	DEC 2002 RM'000	DEC 2003 RM'000	DEC 2002 RM'000
Profit before taxation	**1,499,535**	1,225,440	**1,633,557**	1,871,252
Adjustments for non-operating and non-cash items	**736,136**	785,614	**(52,122)**	(438,826)
Operating profit before working capital changes	**2,235,671**	2,011,054	**1,581,435**	1,432,426
Changes in working capital				
Changes in operating assets	**2,114,189**	(3,433,020)	**(152,530)**	(3,039,277)
Changes in operating liabilities	**6,266,910**	7,789,855	**7,521,747**	8,672,760
Tax expense and zakat paid	**(296,095)**	(508,605)	**(408,973)**	(789,978)
Net cash generated from operations	**10,320,675**	5,859,284	**8,541,679**	6,275,931
Net cash (used in)/generated from investing activities	**(91,152)**	(1,283,142)	**512,311**	31,676
Net cash (used in)/generated from financing activities	**(592,616)**	282,869	**7,539**	(267,375)
	(683,768)	(1,000,273)	**519,850**	(235,699)
Net change in cash and cash equivalents	**9,636,907**	4,859,011	**9,061,529**	6,040,232
Cash and cash equivalents at beginning of the period	**16,122,434**	15,788,105	**13,218,144**	12,083,143
Foreign exchange differences on opening balances	**-**	53,243	**-**	53,827
Cash and cash equivalents at end of the period	**25,759,341**	20,700,359	**22,279,673**	18,177,202

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

NOTES TO ACCOUNTS

MASB 26 : INTERIM FINANCIAL REPORTING – DISCLOSURE REQUIREMENTS PER PARAGRAPH 16

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

These condensed interim financial statements are prepared using the same accounting policies and methods of computations as those applied to the most recent annual financial report of the Group for the financial year ended 30 June 2003. There have been no significant changes to those policies.

These condensed interim financial statements comply with MASB Standard 26 – Interim Financial Reporting and should be read in conjunction with the annual financial report of the Group for the financial year ended 30 June 2003.

A2. AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 30 JUNE 2003

The audit report on the financial statements of the preceding year did not contain any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

During the financial year to date, the Bank increased its issued and fully paid up share capital from RM3,589,464,821 to RM3,600,171,921 as a result of :

i) the issuance of 9,596,000 new ordinary shares of RM1 each to eligible persons who exercised their options under the Maybank Group Employee Share Option Scheme (ESOS)

ii) a bonus issue of 1,111,100 new ordinary shares of RM1 each on the basis of one (1) new ordinary share of RM1 each for every two (2) existing ordinary share of RM1 each held, being bonus entitlement for shares issued pursuant to the exercise of options under ESOS

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities.

A7. DIVIDENDS PAID

In respect of the financial year ended 30 June 2003, a final dividend of 17% less 28% taxation amounting to RM440.66 million was paid on 30 October 2003.

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED SEGMENT INFORMATION FOR THE SECOND QUARTER OF THE FINANCIAL YEAR ENDING 30 JUNE 2004

BUSINESS SEGMENT

	Banking		Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000
REVENUE AND EXPENSES														
Revenue														
External revenue	3,510,036	3,472,740	792,639	902,073	166,838	177,496	138,346	125,286	29,288	21,516	-	-	4,637,147	4,699,111
Inter-segment revenue	659,985	1,289,589	19,236	36,985	43,445	18,936	(2,395)	35,618	5,958	3,907	(726,229)	(1,385,035)	-	-
Total revenue	4,170,021	4,762,329	811,875	939,058	210,283	196,432	135,951	160,904	35,246	25,423	(726,229)	(1,385,035)	4,637,147	4,699,111
Results														
Segment results	2,105,857	2,475,421	409,488	477,511	85,233	55,831	48,885	72,010	15,373	11,745	(620,425)	(1,097,663)	2,044,411	1,994,855
Finance costs	(182,072)	(156,257)	(46,259)	(96,717)	(3,707)	-	-	-	-	-	-	-	(232,038)	(252,974)
Operating profit	1,923,785	2,319,164	363,229	380,794	81,526	55,831	48,885	72,010	15,373	11,745	(620,425)	(1,097,663)	1,812,373	1,741,881
Loan loss and provision	(269,097)	(405,978)	(65,976)	(92,154)	20,601	(6,543)	989	(12,640)	-	-	-	-	(313,483)	(517,315)
Share of net profits of associates	-	-	-	-	33	-	-	-	612	874	-	-	645	874
Profit before taxation	1,654,688	1,913,186	297,253	288,640	102,160	49,288	49,874	59,370	15,985	12,619	(620,425)	(1,097,663)	1,499,535	1,225,440
Taxation & Zakat	(448,460)	(600,344)	(73,184)	(94,671)	(18,382)	(7,212)	(14,409)	(23,937)	(5,196)	(3,521)	145,453	357,902	(414,178)	(371,783)
Profit after taxation and zakat	1,206,228	1,312,842	224,069	193,969	83,778	42,076	35,465	35,433	10,789	9,098	(474,972)	(739,761)	1,085,357	853,657
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	8,559	(22,737)
Net profit for the year	1,206,228	1,312,842	224,069	193,969	83,778	42,076	35,465	35,433	10,789	9,098	(474,972)	(739,761)	1,093,916	830,920
	As at Dec 2003 RM'000	As at June 2003 RM'000	As at Dec 2003 RM'000	As at June 2003 RM'000	As at Dec 2003 RM'000	As at June 2003 RM'000	As at Dec 2003 RM'000	As at June 2003 RM'000	As at Dec 2003 RM'000	As at June 2003 RM'000	As at Dec 2003 RM'000	As at June 2003 RM'000	As at Dec 2003 RM'000	As at June 2003 RM'000
ASSETS AND LIABILITIES														
Segment assets	150,111,685	136,588,647	22,577,046	23,448,341	9,724,563	9,174,514	3,649,466	3,422,565	359,789	364,101	(13,281,270)	(12,060,072)	173,141,279	160,938,096
Investment in associates companies	-	-	4,852	4,852	-	-	-	-	12,635	12,449	-	-	17,487	17,301
Total assets	150,111,685	136,588,647	22,581,898	23,453,193	9,724,563	9,174,514	3,649,466	3,422,565	372,424	376,550	(13,281,270)	(12,060,072)	173,158,766	160,955,397
Total segment liabilities	136,569,905	123,911,537	20,228,249	20,967,618	8,506,478	7,927,115	2,319,182	2,124,921	151,532	157,075	(9,226,446)	(8,018,052)	158,548,900	147,070,214
	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000
OTHER INFORMATION														
Capital expenditure	43,646	103,601	1,421	5,942	1,239	3,738	332	1,250	738	364	-	-	47,376	114,895
Depreciation	66,134	62,958	11,028	12,979	3,383	3,585	4,041	4,526	889	634	-	-	85,475	84,682
Non-cash expenses/(income) other than depreciation	247,362	442,420	43,067	65,387	(2,203)	4,493	(2,250)	3,645	3	(4)	-	-	285,979	515,941

GEOGRAPHICAL SEGMENT

	Revenue from external customers		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	Dec 2002 RM'000	Dec 2003 RM'000	June 2003 RM'000	Dec 2003 RM'000	Dec 2002 RM'000
Malaysia	4,765,898	5,744,896	35,094	101,741	161,985,818	150,130,607	2,012,090	2,014,559
Singapore	361,430	226,027	11,267	8,892	16,825,576	14,759,326	101,095	238,064
Other locations	236,048	113,223	1,015	4,262	7,628,642	8,125,536	6,775	70,480
	5,363,376	6,084,146	47,376	114,895	186,440,036	173,015,469	2,119,960	2,323,103
Eliminations	(726,229)	(1,385,035)	-	-	(13,281,270)	(12,060,072)	(620,425)	(1,097,663)
Consolidated	4,637,147	4,699,111	47,376	114,895	173,158,766	160,955,397	1,499,535	1,225,440

A8. SEGMENTAL REPORTING ON LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group		Bank	
	Dec 2003	June 2003	Dec 2003	June 2003
	RM'000	RM'000	RM'000	RM'000
Agriculture	**1,780,188**	2,011,006	**1,745,338**	1,967,113
Mining and quarrying	**177,059**	190,214	**167,326**	178,165
Manufacturing	**12,672,078**	13,081,554	**12,365,734**	12,743,303
Electricity, gas and water	**1,007,897**	1,481,811	**991,941**	1,466,271
Construction	**5,573,834**	5,838,436	**4,843,899**	5,052,043
Real estate	**1,722,766**	1,864,800	**1,603,008**	1,663,880
Purchase of landed property	**26,546,623**	24,940,435	**20,883,493**	19,242,323
(of which :- residential	**20,728,033**	19,462,847	**16,349,131**	15,114,230
Non-residential)	**5,939,296**	5,604,856	**4,655,068**	4,255,361
Less: Islamic Loans Sold to Cagamas	**(120,706)**	(127,263)	**(120,706)**	(127,263)
General commerce	**6,524,197**	6,274,396	**6,003,548**	5,669,913
Transport, storage and communication	**1,903,798**	2,150,588	**1,827,540**	2,057,910
Finance, insurance and business service	**11,474,622**	11,790,919	**11,469,750**	11,733,813
Purchase of securities	**6,148,995**	6,517,893	**4,130,406**	4,458,600
Purchase of transport vehicles	**9,783,447**	9,465,305	**33,431**	36,603
Purchase of transport vehicles	**10,173,130**	9,890,646	**33,431**	36,603
Less: Islamic Loans Sold to Cagamas	**(389,683)**	(425,341)	-	-
Consumption credit	**4,056,782**	3,771,047	**3,368,930**	3,072,242
Others	**3,463,516**	3,143,422	**3,235,436**	2,869,384
	92,835,802	92,521,826	**72,669,780**	72,211,563
Labuan Offshore	**3,846,440**	3,891,741	-	-
	96,682,242	96,413,567	**72,669,780**	72,211,563
Overseas Operations				
Singapore	**13,681,256**	12,624,627	**13,681,256**	12,624,627
United States of America	**390,274**	416,435	**390,274**	416,435
United Kingdom	**81,970**	114,549	**81,970**	114,549
Hong Kong	**1,343,695**	1,485,905	**1,343,695**	1,485,905
Brunei	**278,865**	273,461	**278,865**	273,461
Vietnam	**252,464**	234,410	**252,464**	234,410
Cambodia	**51,680**	62,418	**51,680**	62,418
Papua New Guinea	**28,060**	29,174	-	-
Philippines	**452,947**	502,129	-	-
Indonesia	**48,516**	74,909	-	-
China	**277,992**	165,797	**277,992**	165,797
Grand total	**113,569,961**	112,397,331	**89,027,976**	87,589,165

Non –Performing Loans

	Group		Bank	
	Dec 2003 RM'000	June 2003 RM'000	Dec 2003 RM'000	June 2003 RM'000
Opening balance	**13,037,159**	13,531,560	**9,799,074**	10,164,558
Classified during the period	**4,211,414**	6,813,140	**2,785,522**	5,230,950
Recovered/regularised	**(3,416,852)**	(5,907,386)	**(2,144,938)**	(4,427,425)
Amount written off	**(558,585)**	(861,557)	**(426,047)**	(707,352)
Converted to investment securities	**(148,719)**	(582,047)	**(79,454)**	(486,046)
Exchange difference & expenses debited to customers' account	**106,118**	43,449	**113,439**	24,389
Closing balance	**13,230,535**	13,037,159	**10,047,596**	9,799,074

	Group		Bank	
	Dec 2003 RM'000	June 2003 RM'000	Dec 2003 RM'000	June 2003 RM'000
Ratio of net non-performing loans (as % of total loans net of specific provision and interest-in-suspense)	**6.32%**	6.20%	**6.22%**	5.99%

Loan Loss Provision

Movements in the provision for bad and doubtful debts (and financing) and interest-in-suspense (income – in-suspense) accounts are as follows:-

	Group		Bank	
	Dec 2003 RM'000	June 2003 RM'000	Dec 2003 RM'000	June 2003 RM'000
General Provision				
Opening balance	**3,474,441**	3,282,202	**2,590,235**	2,455,641
Provision made during the period	**266**	192,220	**165**	130,586
Amount written back	**(20,830)**	(2,464)	**-**	-
Transfer from specific provision	**13,344**	2,384	**13,344**	3,360
Exchange differences	**4,222**	98	**4,485**	648
Closing balance	**3,471,443**	3,474,440	**2,608,229**	2,590,235
Specific Provision				
Opening balance	**4,541,801**	4,626,185	**3,405,370**	3,570,503
Provision made during the period	**885,290**	2,732,478	**606,921**	1,461,355
Amount written back in respect of recoveries	**(478,857)**	(1,802,044)	**(306,997)**	(708,535)
Amount written off	**(431,530)**	(573,207)	**(330,927)**	(512,830)
Transfer to general provision	**(13,344)**	(2,384)	**(13,344)**	(3,360)
Transfer to provision for diminution in value of investments	**(77,601)**	(277,788)	**(76,896)**	(224,577)
Transfer to provision for restructured/ rescheduled loans	**(38,657)**	(176,216)	**(38,657)**	(176,216)
Exchange differences	**7,957**	14,777	**13,249**	(970)
Closing balance	**4,395,059**	4,541,801	**3,258,719**	3,405,370

Loan Loss Provision (cont'd)

Interest-in-suspense

	Group		Bank	
	Dec 2003	**June 2003**	**Dec 2003**	**June 2003**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Opening balance	**1,892,670**	1,729,794	**1,433,206**	1,266,496
Provision made during the period	**542,573**	1,184,699	**396,065**	824,842
Amount written back in respect of recoveries	**(285,191)**	(595,820)	**(193,103)**	(376,631)
Amount written off	**(111,297)**	(341,904)	**(95,121)**	(194,522)
Transfer to provision for diminution in value of investments	**(11,453)**	(42,722)	**(2,557)**	(32,188)
Transfer from/(to) interest in suspense for restructured/rescheduled loans	**1,471**	(54,662)	**1,471**	(54,662)
Exchange differences	**6,692**	13,285	**6,563**	(129)
Closing balance	**2,035,465**	1,892,670	**1,546,523**	1,433,206

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the period reported on that require disclosure.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) The Bank injected an additional RM900,000 into an associated company, TX 123 Sdn Bhd, following a call by the associated company for the balance of its unpaid issued share capital. As the call for the unpaid issued share capital affects all shareholders of the associated company, there is no change to the Bank's equity interest in the company, which remain at 50%. However, the Bank's investment in TX 123 Sdn Bhd increased from RM900,000 to RM1,800,000.

b) Mayban Life International (L) Ltd (MLI) became a wholly owned subsidiary of Mayban Life Assurance Berhad (MLA) when the latter acquired the remaining 30% equity interest in MLI from the minority shareholders for a consideration of US$780,000. The additional equity interest represents 1,050,000 shares of US$1.00 each, effectively increasing MLA's investment in MLI from US$2,450,000 to US$3,500,000.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP	Dec 2003		June 2003		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	5,008	5,008	4,731	4,731	277	277
Transaction-related contingent items	5,921	2,961	5,573	2,786	348	175
Short-term self-liquidating trade related contingencies	5,608	1,121	5,762	1,153	(154)	(32)
Islamic housing loans and hire purchase sold to Cagamas Berhad	510	510	553	553	(43)	(43)
Obligations arising out of rediscounting of bankers acceptances	-	-	8	-	(8)	-
Obligations under underwriting Agreements	721	360	1,014	505	(293)	(145)
Irrevocable commitments to extend credit						
- maturity less than one year	33,280	-	33,298	-	(18)	-
- maturity exceeding one year	4,439	2,220	4,509	2,255	(70)	(35)
Foreign exchange related contracts	14,086	253	14,847	223	(761)	30
Interest rate related contracts	7,651	495	6,173	634	1,478	(139)
Miscellaneous	2,185	-	2,059	-	126	-
Total	79,409	12,928	78,527	12,840	882	88
BANK						
Direct credit substitutes	3,288	3,288	3,162	3,162	126	126
Transaction-related contingent items	5,912	2,956	5,565	2,783	347	173
Short-term self-liquidating trade related contingencies	5,597	1,119	5,742	1,148	(145)	(29)
Islamic housing loans and hire purchase sold to Cagamas Berhad	121	121	127	127	(6)	(6)
Obligations under underwriting Agreements	532	266	777	389	(245)	(123)
Irrevocable commitments to extend credit						
- maturity less than one year	32,318	-	32,323	-	(5)	-
- maturity exceeding one year	3,060	1,530	3,084	1,542	(24)	(12)
Foreign exchange related contracts	13,941	251	14,184	213	(243)	38
Interest rate related contracts	7,458	491	6,173	634	1,285	(143)
Miscellaneous	2,184	-	2,056	-	128	-
Total	74,411	10,022	73,193	9,998	1,218	24

KLSE LISTING REQUIRMENTS - DISCLOSURE REQUIREMENTS AS PER PART A OF APPENDIX 9B

B1. REVIEW OF PERFORMANCE

For the 6 months ended 31 December 2003, the Group registered an increase of 31.6% or RM263.0 million in profit after tax over that of the corresponding period. This increase is due to the improved operating environment leading to better net interest income and lower loan loss provision.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax profit of RM592.7 million for the quarter just ended compared to RM501.2 million, an increase of RM91.5 million or 18.3% mainly due to lower loan loss provision.

B3. PROSPECT

With the improved economic outlook, the Group expects the overall results to be satisfactory.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION

	Dec 2003 RM'000
Malaysian taxation	403,592
Overseas taxation	10,229
	413,821
Share of tax in associated companies	357
	414,178

The tax charge for the Group reflects an effective rate that is close to the statutory rate.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM13.4 million while profits from the sale of properties amounted to RM0.2 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

This note is not applicable to financial institutions.

B8. STATUS OF CORPORATE PROPOSALS

There were no material issues or developments during the review period.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

Items	Group		Bank	
	Dec 2003 RM'000	Jun 2003 RM'000	Dec 2003 RM'000	Jun 2003 RM'000
Deposits from Customers				
- Fixed deposits and negotiable instruments of deposits				
One year or less (short-term)	**70,651,158**	67,437,205	**50,172,556**	47,340,163
More than one year (medium/long-term)	**1,950,052**	2,547,157	**1,369,692**	1,948,102
	72,601,210	69,984,362	**51,542,248**	49,288,265
- Demand Deposits	**21,945,269**	19,362,900	**22,719,561**	19,212,212
- Savings Deposit	**21,406,011**	20,046,047	**19,570,828**	18,195,404
	115,952,490	109,393,309	**93,832,637**	86,695,881
Deposits and Placements of Banks and Other Financial Institutions				
One year or less (short-term)	**15,973,250**	11,551,698	**13,743,106**	10,696,785
More than one year (medium/long-term)	**2,463,808**	2,120,834	**2,505,725**	2,098,970
	18,437,058	13,672,532	**16,248,831**	12,795,755
Bonds and Notes				
- Unsecured				
More than one year (medium/long-term)	****3,004,000**	**3,004,000	****3,004,000**	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million .

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM'Mill)								
Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	12,036	4,982	3,221	2,064	615	1,037	117	-
- swaps	2,036	1,156	464	368	-	48	-	-
-option	14	1	13	-	-	-	-	-
Interest rate related contracts								
-forwards	2,660	-	-	-	-	2,558	102	-
-swaps	4,991	403	814	301	187	1,260	2,026	-
Total	21,737	6,542	4,512	2,733	802	4,903	2,245	-

BANK (RM'Mill)								
Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
-forwards	11,891	4,981	3,221	1,920	615	1,037	117	-
-swaps	2,036	1,156	464	368	-	48	-	-
-option	14	1	13	-	-	-	-	-
Interest rate related contracts								
-forwards	2,660	-	-	-	-	2,558	102	-
-swaps	4,798	403	814	301	187	1,082	2,011	-
Total	21,399	6,541	4,512	2,589	802	4,725	2,230	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions.

Credit risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Bank and certain subsidiaries have a gain position. This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER) (CONT'D)

As at 31 December 2003, the amounts of market risk and credit risk are as follows:

	Group		Bank	
	Dec 2003 RM'000	Jun 2003 RM'000	Dec 2003 RM'000	Jun 2003 RM'000
Market Risk				
Amount of contracts which were not hedged and hence, exposed to market risk	**38,405**	84,426	**38,405**	84,423
Credit Risk				
Amount of credit risk, measured in terms of cost to replace the profitable contracts	**73,953**	69,896	**73,953**	55,962

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the profit and loss account.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Directors have agreed that an interim dividend of 10.0 sen per share less 28% tax and a special dividend of 25.0 sen per share less 28% tax (Dec 2002: 10.0 sen less 28% income tax plus 25.0 sen tax exempt) be declared in respect of the financial year ending 30 June 2004. The total dividends that was declared for the current financial year to date amounted to 35.0 sen per share less 28% income tax. The dividends will be paid on 29 March 2004 to shareholders registered in the books of Maybank on 15 March 2004.

The Share Transfer Books and the Register of Members of the Company will be closed from 16 March 2004 to 17 March 2004 (both dates inclusive). Duly completed transfers received by the Share Registration, Corporate Services of Maybank, 14th Floor Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur by 5.00 p.m. on 15 March 2004 will be registered before the entitlements to the dividend are determined.

A Depositor shall qualify for entitlement to the dividends only in respect of:-

a) Shares deposited into the Depositors' Securities accounts before 12.30p.m. on 11 March 2004 (in respect of shares which are exempted from mandatory deposit).

b) Shares transferred to the Depositors' Securities accounts in respect of ordinary transfers before 4.00 p.m. on 15 March 2004.

c) Shares bought on the Malaysia Securities Exchange Berhad on a cum entitlement basis according to the Rules of Malaysia Securities Exchange Berhad.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

Basic EPS of the Group are calculated by dividing the net profit by the weighted-average number of ordinary shares in issue.

	Group			
	Quarter Ended Dec 2003	**Quarter Ended Dec 2002**	**6 months Ended Dec 2003**	**6 months Ended Dec 2002**
Net profit (RM'000)	**592,695**	458,420	**1,093,916**	830,920
Weighted average number of Ordinary shares in issue ('000)	**3,600,172**	3,555,482	**3,600,172**	3,554,633
Basic earnings per share (sen)	**16.46**	12.89	**30.39**	23.38

The weighted-average number of ordinary shares in issue for the quarter ended 31 December 2003 and the 6 months ended 31 December 2003 respectively, have been adjusted for the effects of the bonus shares issued during the financial year ended 30 June 2003.

Diluted earnings per share ("Diluted EPS")

For the purpose of calculating diluted earnings per share for the quarter ended 31 December 2003 and the 6 months ended 31 December 2003 respectively, the net profit and the weighted-average number of ordinary shares in issue were adjusted for the effects of dilutive potential ordinary shares from exercise of the Bank's ESOS which had expired on 22 June 2003. As at the balance sheet date of the current quarter, there is no outstanding arrangement that can potentially give rise to material and dilutive ordinary shares.

In the diluted EPS calculation for the quarter ended 31 December 2003 and the 6 months ended 31 December 2003 respectively, the share options were assumed to have been exercised into ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual shares price of the Bank's shares) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. No adjustment was made to the net profit of the respective periods.

	Group			
	Quarter Ended Dec 2003	**Quarter Ended Dec 2002**	**6 months Ended Dec 2003**	**6 months Ended Dec 2002**
Net profit (RM'000)	**592,695**	458,420	**1,093,916**	830,920
Weighted average number of Ordinary shares in issue ('000)	**3,600,172**	3,555,482	**3,600,172**	3,554,633
Assumed exercise of share options ('000)	-	15,959	-	21,420
	3,600,172	3,571,441	**3,600,172**	3,576,053
Fully diluted earnings per share (sen)	**16.46**	12.84	**30.39**	23.24



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 11/05/2004 17:50:45
Reference No MB-040429-40017

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	MALAYAN BANKING BERHAD
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Binti Husin
* Designation	:	Company Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/03/2004
* Quarter : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30/06/2004
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:






PL-03-2004.xls BS-03-2004.xls Statement of changes in equity-Mar04 Condensed cashflow - 310304.›




Business Segment Reporting - 3103200 Notes to the Accounts-03- 2004.d

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 31/03/2004

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2004	31/03/2003	31/03/2004	31/03/2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	2,401,404	2,362,906	7,038,551	7,062,017
2	Profit/(loss) before tax	1,030,938	693,348	2,530,473	1,918,788
3	Profit/(loss) after tax and minority interest	683,874	487,270	1,777,790	1,318,190
4	Net profit/(loss) for the period	683,874	487,270	1,777,790	1,318,190
5	Basic earnings/(loss) per share (sen)	19.00	13.65	49.38	36.98
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	3.8900	3.7600

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/03/2004 [16] [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2003 [15] [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/03/2004 [16] [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2003 [15] [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	1,066,175	879,652	2,878,547	2,621,533
2	Gross interest income	1,790,981	1,792,840	5,410,659	5,382,542
3	Gross interest expense	779,073	799,277	2,351,549	2,463,705

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statements Of The Maybank Group For The Third Quarter Of The Financial Year Ending 30 June 2004

	Quarter Ended Mar 2004 RM'000	Quarter Ended Mar 2003 RM'000	Cumulative 9 months Ended Mar 2004 RM'000	Cumulative 9 months Ended Mar 2003 RM'000
Interest income	**1,790,981**	1,792,840	**5,410,659**	5,382,542
Interest expense	**(779,073)**	(799,277)	**(2,351,549)**	(2,463,705)
Net interest income	**1,011,908**	993,563	**3,059,110**	2,918,837
Income from Islamic Banking Scheme operations:				
Gross operating income	**149,861**	115,175	**429,670**	329,138
Profit equalisation reserves	**(1,090)**	(3,829)	**(58,310)**	(32,771)
	148,771	111,346	**371,360**	296,367
	1,160,679	1,104,909	**3,430,470**	3,215,204
Non-interest income	**574,214**	360,359	**1,361,989**	1,117,404
Net income	**1,734,893**	1,465,268	**4,792,459**	4,332,608
Overhead expenses	**(668,718)**	(585,616)	**(1,913,912)**	(1,711,075)
Operating Profit	**1,066,175**	879,652	**2,878,547**	2,621,533
Loan loss and provision	**(35,702)**	(187,007)	**(349,184)**	(704,322)
	1,030,473	692,645	**2,529,363**	1,917,211
Share of profits in associated companies	**465**	703	**1,110**	1,577
Profit before taxation	**1,030,938**	693,348	**2,530,473**	1,918,788
Taxation	**(304,956)**	(200,752)	**(719,135)**	(572,535)
Profit after taxation before Minority Interest	**725,982**	492,596	**1,811,338**	1,346,253
Minority Interest	**(42,108)**	(5,326)	**(33,548)**	(28,063)
Net profit for the period	**683,874**	487,270	**1,777,790**	1,318,190
Earnings per share				
- Basic	**19.00 sen**	13.65 sen	**49.38 sen**	36.98 sen
- Fully Diluted	**19.00 sen**	13.61 sen	**49.38 sen**	36.86 sen

* The comparative figures have been adjusted for the effects of adopting MASB 25 and BNM Circular on handling fee in respect of hire purchase business

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONDENSED BALANCE SHEET OF MAYBANK GROUP AS AT 31 MARCH 2004

	Mar 2004 RM'000	June 2003 RM'000
ASSETS		
Cash and short-term funds	**29,520,120**	16,122,434
Deposits and placements with financial institutions	**3,396,851**	5,652,279
Securities purchased under resale agreements	**856,026**	585,008
Dealing securities	**323,982**	776,636
Investment securities	**28,699,326**	25,131,253
Loans and advances	**104,880,886**	102,488,470
Other assets	**2,288,535**	2,565,786
Statutory deposits with Central Banks	**3,703,883**	3,321,638
Investment in associated companies	**17,745**	17,301
Property, plant and equipment	**1,422,859**	1,419,973
Deferred tax assets	**1,143,643**	1,110,840
Life Fund Assets	**2,374,349**	1,763,779
TOTAL ASSETS	**178,628,205**	160,955,397
LIABILITIES		
Deposits from customers	**121,418,288**	109,393,309
Deposits and placements of banks and other financial institutions	**16,710,960**	13,672,532
Obligations on securities sold under repurchase agreements	**7,114,384**	5,527,992
Bills and acceptances payable	**3,303,092**	3,150,990
Other liabilities	**1,999,935**	3,097,381
Recourse obligation on loans sold to Cagamas	**7,162,501**	6,661,965
Provision for taxation and zakat	**1,088,477**	789,646
Deferred tax liabilities	**13,358**	8,620
Subordinated obligations	**3,004,000**	3,004,000
Life and Family Takaful fund liabilities	**77,123**	107,443
Life and Family Takaful policy holders' funds	**2,297,226**	1,656,336
TOTAL LIABILITIES	**164,189,344**	147,070,214
SHAREHOLDERS' EQUITY		
Share capital	**3,600,172**	3,589,465
Reserves	**10,406,133**	9,895,768
	14,006,305	13,485,233
MINORITY INTEREST	**432,556**	399,950
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**178,628,205**	160,955,397
COMMITMENTS AND CONTINGENCIES	**87,209,836**	78,527,072
CAPITAL ADEQUACY		
Without deducting proposed dividend		
Core Capital ratio	**9.61%**	10.61%
Risk-weighted capital	**14.40%**	15.62%
After deducting proposed dividend		
Core Capital ratio	**9.61%**	10.24%
Risk-weighted capital	**14.40%**	15.25%
Net tangible assets per share	RM3.89	RM3.76

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THIRD QUARTER OF THE FINANCIAL YEAR ENDING 30 JUNE 2004

GROUP

	<---- Non-distributable			---->	Distributable		
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	25,697	-	25,697
Net profit for the period	-	-	-	-	-	1,777,790	1,777,790
Transfer to Statutory Reserves	-	-	300,096	-	-	(300,096)	-
Issue of shares	9,596	55,895	-	-	-	-	65,491
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,906)	(1,347,906)
At 31 March 2004	3,600,172	500,567	4,046,303	15,250	67,779	5,776,234	14,006,305
At 1 July 2002							
As previously stated	3,550,181	298,336	3,220,419	15,250	43,800	4,539,345	11,667,331
Prior year adjustments	-	-	-	-	-	1,087,610	1,087,610
At 1 July 2002 (restated)	3,550,181	298,336	3,220,419	15,250	43,800	5,626,955	12,754,941
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	-	(6,832)	-	(6,832)
Goodwill on acquisition written off	-	-	-	-	-	(7,522)	(7,522)
Dilution arising from issue of new shares in a subsidiary company	-	-	-	-	-	(1,336)	(1,336)
Net losses not recognised in the income statement	-	-	-	-	(6,832)	(8,858)	(15,690)
Net profit for the period	-	-	-	-	-	1,318,190	1,318,190
Transfer to Statutory Reserve	-	-	326,613	-	-	(326,613)	-
Issue of shares	12,776	52,339	-	-	-	-	65,115
Bonus issue	5,442	-	-	-	-	(5,442)	-
Dividends	-	-	-	-	-	(1,328,180)	(1,328,180)
At 31 March 2003	3,568,399	350,675	3,547,032	15,250	36,968	5,276,052	12,794,376

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONDENSED CASH FLOW STATEMENT FOR THE THIRD QUARTER OF THE FINANCIAL YEAR ENDING 30 JUNE 2004

	GROUP	
	MAR 2004 RM'000	MAR 2003 RM'000
Profit before taxation	2,530,473	1,918,788
Adjustments for non-operating and non-cash items	708,051	1,078,001
Operating profit before working capital changes	3,238,524	2,996,789
Changes in working capital		
Changes in operating assets	(801,633)	(6,008,410)
Changes in operating liabilities	12,194,456	8,430,070
Tax expense and zakat paid	(448,182)	(637,207)
Net cash generated from operations	14,183,165	4,781,242
Net cash (used in)/generated from investing activities	(113,981)	(151,375)
Net cash (used in)/generated from financing activities	(782,820)	(485,450)
	(896,801)	(636,825)
Net change in cash and cash equivalents	13,286,364	4,144,417
Cash and cash equivalents at beginning of the period	16,122,434	15,788,105
Foreign exchange differences on opening balances	111,322	(10,988)
Cash and cash equivalents at end of the period	29,520,120	19,921,534

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003

NOTES TO ACCOUNTS

MASB 26: INTERIM FINANCIAL REPORTING – DISCLOSURE REQUIREMENTS PER PARAGRAPH 16

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

These condensed interim financial statements are prepared using the same accounting policies and methods of computations as those applied to the most recent annual financial report of the Group for the financial year ended 30 June 2003. There have been no significant changes to those policies.

These condensed interim financial statements comply with MASB Standard 26 – Interim Financial Reporting and should be read in conjunction with the annual financial report of the Group for the financial year ended 30 June 2003.

A2. AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 30 JUNE 2003

The audit report on the financial statements of the preceding year did not contain any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

During the financial year to date, the Bank increased its issued and fully paid up share capital from RM3,589,464,821 to RM3,600,171,921 as a result of :

i) the issuance of 9,596,000 new ordinary shares of RM1 each to eligible persons who exercised their options under the Maybank Group Employee Share Option Scheme (ESOS)

ii) a bonus issue of 1,111,100 new ordinary shares of RM1 each on the basis of one (1) new ordinary share of RM1 each for every two (2) existing ordinary share of RM1 each held, being bonus entitlement for shares issued pursuant to the exercise of options under ESOS

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities.

A7. DIVIDENDS PAID

There were no dividends paid or declared for the current period.

MALAYAN BANKING BERHAD

(3813-K)

A8. SEGMENT INFORMATION FOR THE THIRD QUARTER OF THE FINANCIAL YEAR ENDING 30 JUNE 2004

BUSINESS SEGMENT

	Banking		Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000
REVENUE AND EXPENSES														
Revenue														
External revenue	5,333,979	5,213,219	1,171,969	1,325,129	281,778	276,407	181,431	178,320	69,394	68,942	-	-	7,038,551	7,062,017
Inter-segment revenue	706,150	1,375,139	32,312	48,696	52,304	20,293	21,125	45,570	14,809	3,520	(826,700)	(1,493,218)	-	-
Total revenue	6,040,129	6,588,358	1,204,281	1,373,825	334,082	296,700	202,556	223,890	84,203	72,462	(826,700)	(1,493,218)	7,038,551	7,062,017
Result														
Segment results	2,997,086	3,312,712	611,304	642,756	138,252	120,339	75,238	95,318	32,139	22,962	(628,063)	(1,125,391)	3,226,956	3,068,696
Finance costs	(273,106)	(333,722)	(68,332)	(97,539)	(5,971)	(15,902)	-	-	-	-	-	-	(347,409)	(447,163)
Operating profit	2,723,980	2,978,990	542,972	545,217	132,281	104,437	75,238	95,318	32,139	22,962	(628,063)	(1,125,391)	2,878,547	2,621,533
Loan loss and provision	(318,764)	(552,911)	(70,534)	(122,305)	40,703	(17,706)	(589)	(11,400)	-	-	-	-	(348,184)	(704,322)
Share of net profits of associates	-	-	-	-	33	-	-	-	1,077	1,577	-	-	1,110	1,577
Profit before taxation	2,405,216	2,426,079	472,438	422,912	173,017	86,731	74,649	83,918	33,216	24,539	(628,063)	(1,125,391)	2,530,473	1,918,788
Taxation & Zakat	(682,062)	(739,569)	(125,966)	(128,824)	(25,604)	(21,600)	(24,156)	(32,949)	(8,708)	(5,467)	147,361	355,874	(719,135)	(572,535)
Profit after taxation and zakat	1,723,154	1,686,510	346,472	294,088	147,413	65,131	50,493	50,969	24,508	19,072	(480,702)	(769,517)	1,811,338	1,346,253
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(33,548)	(28,063)
Net profit for the year	1,723,154	1,686,510	346,472	294,088	147,413	65,131	50,493	50,969	24,508	19,072	(480,702)	(769,517)	1,777,790	1,318,190
	As at Mar 2004 RM'000	As at June 2003 RM'000	As at Mar 2004 RM'000	As at June 2003 RM'000	As at Mar 2004 RM'000	As at June 2003 RM'000	As at Mar 2004 RM'000	As at June 2003 RM'000	As at Mar 2004 RM'000	As at June 2003 RM'000	As at Mar 2004 RM'000	As at June 2003 RM'000	As at Mar 2004 RM'000	As at June 2003 RM'000
ASSETS AND LIABILITIES														
Segment assets	152,531,326	136,588,647	23,521,899	23,448,341	10,725,566	9,174,514	4,062,729	3,422,565	400,216	364,101	(12,631,276)	(12,060,072)	178,610,460	160,938,096
Investment in associates companies	-	-	4,852	4,852	-	-	-	-	12,893	12,449	-	-	17,745	17,301
Total assets	152,531,326	136,588,647	23,526,751	23,453,193	10,725,566	9,174,514	4,062,729	3,422,565	413,109	376,550	(12,631,276)	(12,060,072)	178,628,205	160,955,397
Total segment liabilities	139,274,464	123,911,537	21,057,862	20,967,618	9,446,773	7,927,115	2,718,604	2,124,921	168,774	157,075	(8,477,133)	(8,018,052)	164,189,344	147,070,214
	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000
OTHER INFORMATION														
Capital expenditure	86,954	163,371	2,399	7,347	1,774	4,878	408	1,489	2,297	854	-	-	93,832	177,939
Depreciation	101,740	96,375	16,506	19,274	5,010	5,434	6,272	7,692	2,496	949	-	-	132,024	129,724
Non-cash expenses/(income) other than depreciation	298,772	378,047	65,215	95,472	(5,179)	3,921	(3,920)	4,133	40	(16)	-	-	354,928	481,557

GEOGRAPHICAL SEGMENT

	Revenue from external		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000	Mar 2004 RM'000	June 2003 RM'000	Mar 2004 RM'000	Mar 2003 RM'000
Malaysia	6,954,522	8,182,395	67,997	168,263	166,418,044	150,130,607	3,019,213	2,764,107
Singapore	551,339	238,219	22,652	6,916	17,291,533	14,759,326	126,451	238,018
Other locations	359,390	134,621	3,183	2,760	7,549,904	8,125,536	12,872	42,054
	7,865,251	8,555,235	93,832	177,939	191,259,481	173,015,469	3,158,536	3,044,179
Eliminations	(826,700)	(1,493,218)	-	-	(12,631,276)	(12,060,072)	(628,063)	(1,125,391)
Consolidated	7,038,551	7,062,017	93,832	177,939	178,628,205	160,955,397	2,530,473	1,918,788

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

A8. SEGMENTAL REPORTING ON LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group	
	Mar 2004	June 2003
	RM'000	RM'000
Agriculture	1,831,850	2,011,006
Mining and quarrying	207,225	190,214
Manufacturing	12,251,744	13,081,554
Electricity, gas and water	1,288,331	1,481,811
Construction	5,648,100	5,838,436
Real estate	1,690,517	1,864,800
Purchase of landed property	27,369,718	24,940,435
(of which :- residential	21,458,454	19,462,847
Non-residential)	6,028,836	5,604,856
Less: Islamic Loans Sold to Cagamas	(117,572)	(127,268)
General commerce	6,195,547	6,274,396
Transport, storage and communication	1,483,824	2,150,588
Finance, insurance and business service	11,511,683	11,790,919
Purchase of securities	6,262,853	6,517,893
Purchase of transport vehicles	9,877,836	9,465,305
Purchase of transport vehicles	10,248,944	9,890,646
Less: Islamic Loans Sold to Cagamas	(371,108)	(425,341)
Consumption credit	4,063,589	3,771,047
Others	3,624,651	3,143,422
	93,307,468	92,521,826
Labuan Offshore	3,868,073	3,891,741
	97,175,541	96,413,567
Overseas Operations		
Singapore	14,454,843	12,624,627
United States of America	376,618	416,435
United Kingdom	81,237	114,549
Hong Kong	1,350,479	1,485,905
Brunei	281,360	272,461
Vietnam	259,649	234,410
Cambodia	69,338	62,418
Papua New Guinea	29,849	29,174
Philippines	438,625	502,129
Indonesia	48,792	74,909
China	291,082	165,797
Grand total	114,857,413	112,397,381

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the period reported on that require disclosure.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) The Bank injected an additional RM900,000 into an associated company, TX 123 Sdn Bhd, following a call by the associated company for the balance of its unpaid issued share capital. As the call for the unpaid issued share capital affects all shareholders of the associated company, there is no change to the Bank's equity interest in the company, which remain at 50%. However, the Bank's investment in TX 123 Sdn Bhd increased from RM900,000 to RM1,800,000.

b) Mayban Life International (L) Ltd (MLI) became a wholly owned subsidiary of Mayban Life Assurance Berhad (MLA) when the latter acquired the remaining 30% equity interest in MLI from the minority shareholders for a consideration of US$780,000. The additional equity interest represents 1,050,000 shares of US$1.00 each, effectively increasing MLA's investment in MLI from US$2,450,000 to US$3,500,000.

A12. CHANGES IN CONTINGENT LIABILITIESINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP						
	Mr 2004		June 2003		Variance	
	Princip	Credit	Principal	Credit	Principal	Credit
	Amount	Equivalent	Amount	Equivalent	Amount	Equivalent
		Amount		Amount		Amount
	RM' Mi	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	4,97	4,979	4,731	4,731	248	248
Transaction-related contingent items	5,92	2,964	5,573	2,786	355	178
Short-term self-liquidating trade						
related contingencies	6,21	1,243	5,762	1,153	454	90
Islamic housing loans and hire purchase						
sold to Cagamas Berhad	48	489	553	553	(64)	(64)
Obligations arising out of rediscounting						
of bankers acceptances	-	-	8	-	(8)	-
Obligations under underwriting						
Agreements	50	253	1,014	505	(507)	(252)
Irrevocable commitments to extend credit						
- maturity less than one year	34,73	-	33,298	-	1,433	-
- maturity exceeding one year	4,37	2,187	4,509	2,255	(136)	(68)
Foreign exchange related contracts	19,90	301	14,847	223	5,055	78
Interest rate related contracts	7,96	523	6,173	634	1,788	(111)
Miscellaneous	2,12	-	2,059	-	65	-
Total	87,21	12,939	78,527	12,840	8,683	99

KLSE LISTING REQUIRMENTS - DISCLOSURE REQUIREMENTS AS PER PART A OF APPENDIX 9B

B1. REVIEW OF PERFORMANCE

For the 9 months ended 31 March 2004, the Group registered an increase of 34.9% or RM459.6 million in profit after tax and minority interest over that of the corresponding period. This increase is due to the improved operating environment leading to better net operating income and lower loan loss provision.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax and minority interest of RM683.9 million for the quarter just ended compared to RM592.7 million, an increase of RM91.2 million or 15.4% mainly due to improved operating income and lower loan loss provisions.

B3. PROSPECT

Given the improved economic outlook, the Group expects to achieve better results for the full year.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION

	Mar 2004 RM'000
Malaysian taxation	705,987
Overseas taxation	12,963
	718,950
Share of tax in associated companies	185
	719,135

The tax charges for the Group reflect an effective rate that is close to the statutory rate.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM21.3 million while profits from the sale of properties amounted to RM0.2 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

This note is not applicable to financial institutions.

B8. STATUS OF CORPORATE PROPOSALS

There were no material issues or developments during the review period.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

Items	Group Mar 2004 RM'000	Group Jun 2003 RM'000
Deposits from Customers		
- Fixed deposits and negotiable instruments of deposits		
One year or less (short-term)	**74,725,547**	67,437,205
More than one year (medium/long-term)	**1,960,273**	2,547,157
	76,685,820	69,984,362
- Demand Deposits	**22,524,329**	19,362,900
- Savings Deposit	**22,208,139**	20,046,047
	121,418,288	109,393,309
Deposits and Placements of Banks and Other Financial Institutions		
One year or less (short-term)	**14,171,430**	11,551,698
More than one year (medium/long-term)	**2,539,530**	2,120,834
	16,710,960	13,672,532
Bonds and Notes		
- Unsecured		
More than one year (medium/long-term)	****3,004,000**	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million .

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM'Mil)

Items	Principal Amount	1 mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5 yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	18,201	8,095	5,377	2,256	1329	1094	50	-
- swaps	1,657	1,217	244	129	18	49	-	-
-options	44	-	44	-	-	-	-	-
Interest rate related contracts								
-forwards	2,651	-	-	-	-	2,550	101	-
-swaps	5,310	311	1036	386	284	2,213	1080	-
-futures	-	-	-	-	-	-	-	-
Total	27,863	9,623	6,701	2,771	1,631	5,906	1,231	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions. As at 31 March 2004, the amount of contracts which were not hedged and, hence exposed to market risk was RM40.62 million (30 June 2003: RM84.43 million).

Credit risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group has a gain position. As at 31 March 2004, the credit risk measured in terms of the cost to replace the profitable contracts, was RM71.06 million (30 June 2003: R73.95 million). This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the income statement.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom, are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Group did not declare any dividend during the current quarter.

B13. EARNINGS PER SHARE

Basic earnings per share ("Basic EPS")

Basic EPS of the Group are calculated by dividing the net profit by the weighted-average number of ordinary shares in issue.

	Group			
	Quarter Ended Mar 2004	**Quarter Ended Mar 2003**	**9 months Ended Mar 2004**	**9 months Ended Mar 2003**
Net profit (RM'000)	**683,874**	487,270	**1,777,790**	1,318,190
Weighted average number of Ordinary shares in issue ('000)	**3,600,172**	3,569,808	**3,600,172**	3,564,528
Basic earnings per share (sen)	**19.00**	13.65	**49.38**	36.98

The weighted-average number of ordinary shares n issue for the quarter ended 31 March 2003 and the 9 months ended 31 Mar 2003 respectively, have been adjusted for the effects of the bonus shares issued subsequent to those periods.

B13. EARNINGS PER SHARE (Contd)

Diluted earnings per share ("Diluted EPS")

For the purpose of calculating diluted earnings per share for the quarter ended 31 March 2003 and the 9 months ended 31 March 2003 respectively, the net profit and the weighted-average number of ordinary shares in issue were adjusted for the effects of dilutive potential ordinary shares from exercise of the Bank's ESOS which had expired on 22 June 2003. As at the balance sheet date of the current quarter, there is no outstanding arrangement that can potentially give rise to material and dilutive ordinary shares.

In the diluted EPS calculation for the quarter ended 31 March 2003 and the 9 months ended 31 March 2003 respectively, the share options were assumed to have been exercised into ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual shares price of the Bank's shares) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. No adjustment was made to the net profit of the respective periods.

	Group			
	Quarter Ended Mar 2004	**Quarter Ended Mar 2003**	**9 months Ended Mar 2004**	**9 months Ended Mar 2003**
Net profit (RM'000)	**683,874**	487,270	**1,777,790**	1,318,190
Weighted average number of Ordinary shares in issue ('000)	**3,600,172**	3,569,808	**3,600,172**	3,564,528
Assumed exercise of share options ('000)	-	10,563	-	11,589
	3,600,172	3,580,371	**3,600,172**	3,576,117
Fully diluted earnings per share (sen)	**19.00**	13.61	**49.38**	36.86

Form Version 2.0

Financial Results

Submitted by **MALAYAN BANKING** on **30/08/2004 17:50:06**
Reference No **MB-040827-54448**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Binti Husin**
* Designation	:	**Company secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **30/06/2004**
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End** : **30/06/2004**
* **The figures** : ● have been audited ○ have not been audited

Please attach the full Quarterly Report here:

PL, BS, Equity stmt, cashfl Notes to the Accounts  Business Segment Reporti

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/06/2004	30/06/2003	30/06/2004	30/06/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,482,369	2,975,593	10,520,920	10,037,610
2	Profit/(loss) before tax	828,123	700,886	3,358,957	2,619,674

3	Profit/(loss) after tax and minority interest	646,720	678,299	2,424,511	1,996,489
4	Net profit/(loss) for the period	646,720	678,299	2,424,511	1,996,489
5	Basic earnings/(loss) per share (sen)	18.00	18.90	67.30	55.90
6	Dividend per share (sen)	25.00	17.00	60.00	52.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.0600	3.7600

Remarks :

The basic EPS for the previous financial year and the quarter ended June 2003 have been adjusted for the effects of bonus entitlement under the Employee Share Option Scheme.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2004	30/06/2003	30/06/2004	30/06/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	948,935	899,262	3,850,606	3,531,615
2	Gross interest income	1,902,502	1,811,368	7,336,284	7,204,731
3	Gross interest expense	865,529	826,411	3,217,078	3,290,116

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Audited Income Statement Of The Group For The Financial Year Ended 30 June 2004

	Quarter Ended June 2004 RM'000	Quarter Ended June 2003 RM'000	Year Ended June 2004 RM'000	Year Ended June 2003 RM'000
Interest income	**1,902,502**	1,811,369	**7,336,284**	7,204,732
Interest expense	**(865,529)**	(826,412)	**(3,217,078)**	(3,290,117)
Net interest income	**1,036,973**	984,957	**4,119,206**	3,914,615
Income from Islamic Banking Scheme operations:				
Gross operating income	**191,112**	118,707	**620,782**	447,844
Profit equalisation reserves	**(40,502)**	(31,992)	**(98,812)**	(64,763)
	150,610	86,715	**521,970**	383,081
	1,187,583	1,071,672	**4,641,176**	4,297,696
Non-interest income	**438,728**	452,634	**1,800,718**	1,570,038
Net income	**1,626,311**	1,524,306	**6,441,894**	5,867,734
Overhead expenses	**(677,376)**	(625,042)	**(2,591,288)**	(2,336,117)
Operating Profit	**948,935**	899,264	**3,850,606**	3,531,617
Loan loss and provision	**(123,055)**	(196,706)	**(495,362)**	(911,848)
	825,880	702,558	**3,355,244**	2,619,769
Share of profits in associated companies	**2,243**	(1,672)	**3,353**	(95)
Profit before taxation	**828,123**	700,886	**3,358,597**	2,619,674
Taxation & Zakat	**(169,375)**	9,286	**(888,510)**	(563,249)
Profit after taxation before Minority Interest	**658,748**	710,172	**2,470,087**	2,056,425
Minority Interest	**(12,028)**	(31,873)	**(45,576)**	(59,936)
Net profit for the year	**646,720**	678,299	**2,424,511**	1,996,489
Basic and diluted earnings per share	**18.0 sen**	*18.9 sen	**67.3 sen**	*55.9 sen

* Adjusted for the effects of bonus entitlement under the Employee Share Option Scheme.

(These statements should be read in conjunction with te annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

Audited Income Statement Of The Bank For The Financial Year Ended 30 June 2004

	Quarter Ended June 2004 RM'000	Quarter Ended June 2003 RM'000	Year Ended June 2004 RM'000	Year Ended June 2003 RM'000
Interest income	**1,357,024**	1,306,083	**5,396,471**	5,265,864
Interest expense	**(603,047)**	(579,425)	**(2,401,199)**	(2,415,166)
Net interest income	**753,977**	726,658	**2,995,272**	2,850,698
Income from Islamic Banking Scheme operations:				
Gross operating income	**138,285**	92,213	**426,613**	294,673
Profit equalisation reserves	**(48,260)**	(24,278)	**(91,938)**	(42,372)
	90,025	67,935	**334,675**	252,301
	844,002	794,593	**3,329,947**	3,102,999
Non-interest income:				
Dividend from subsidiaries	**3,300**	8,903	**587,867**	1,237,715
Other Non- interest income	**347,869**	297,239	**1,389,782**	920,695
	351,169	306,142	**1,977,649**	2,158,410
Net income	**1,195,171**	1,100,735	**5,307,596**	5,261,409
Overhead expenses	**(550,928)**	(471,857)	**(1,986,225)**	(1,728,681)
Operating Profit	**644,243**	628,878	**3,321,371**	3,532,728
Loan loss and provision	**(210,914)**	(261,760)	**(437,996)**	(794,829)
Profit before taxation	**433,329**	367,118	**2,883,375**	2,737,899
Taxation & Zakat	**(113,245)**	70,310	**(791,304)**	(682,847)
Profit after taxation	**320,084**	437,428	**2,092,071**	2,055,052

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

AUDITED BALANCE SHEETS OF MAYBANK & THE GROUP AS AT 30 JUNE 2004

	GROUP		BANK	
	June 2004	June 2003	June 2004	June 2003
ASSETS	RM'000	RM'000	RM'000	RM'000
Cash and short-term funds	**23,009,080**	16,639,629	**19,527,827**	13,690,606
Deposits and placements with financial institutions	**6,686,790**	5,652,279	**6,129,488**	7,255,939
Securities purchased under resale agreements	**733,631**	585,008	**722,892**	582,003
Dealing securities	**299,557**	776,636	**163,807**	96,998
Investment securities	**28,703,420**	25,131,253	**22,700,140**	18,735,822
Loans and advances	**109,070,491**	102,488,470	**86,718,412**	80,160,354
Other assets	**2,076,427**	2,048,591	**827,980**	740,411
Statutory deposits with Central Banks	**3,644,199**	3,321,638	**2,855,634**	2,621,399
Investment in subsidiary companies	-	-	**1,869,229**	1,868,713
Investment in associated companies	**18,907**	17,301	**9,740**	9,740
Property, plant and equipment	**1,382,822**	1,419,973	**1,036,638**	1,036,796
Deferred tax assets	**1,261,643**	1,110,840	**989,362**	855,546
Life and Family Takaful fund assets	**2,620,460**	1,763,779	-	-
TOTAL ASSETS	**179,507,427**	160,955,397	**143,551,149**	127,654,327
LIABILITIES				
Deposits from customers	**123,365,942**	109,534,729	**96,868,877**	86,837,301
Deposits and placements of banks and other financial institutions	**14,498,206**	13,672,532	**14,177,337**	12,795,755
Obligations on securities sold under repurchase agreements	**6,988,031**	5,386,572	**6,338,687**	5,068,578
Bills and acceptances payable	**3,319,429**	3,150,990	**5,746,147**	4,092,656
Other liabilities	**3,173,396**	3,097,381	**1,815,950**	1,647,821
Recourse obligation on loans sold to Cagamas	**6,532,046**	6,661,965	**2,711,118**	2,289,153
Provision for taxation and zakat	**932,330**	789,646	**790,000**	642,636
Deferred tax liabilities	**10,806**	8,620	-	-
Subordinated obligations	**3,004,000**	3,004,000	**3,004,000**	3,004,000
Life and Family Takaful fund liabilities	**101,491**	107,443	-	-
Life and Family Takaful policyholders' funds	**2,518,969**	1,656,336	-	-
TOTAL LIABILITIES	**164,444,646**	147,070,214	**131,452,116**	116,377,900
SHAREHOLDERS' EQUITY				
Share capital	**3,600,172**	3,589,465	**3,600,172**	3,589,465
Reserves	**11,023,264**	9,895,768	**8,498,861**	7,686,962
	14,623,436	13,485,233	**12,099,033**	11,276,427
MINORITY INTEREST	**439,345**	399,950	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**179,507,427**	160,955,397	**143,551,149**	127,654,327
COMMITMENTS AND CONTINGENCIES	**92,376,859**	78,527,072	**86,909,280**	73,193,802
CAPITAL ADEQUACY				
Without deducting proposed dividend				
Core Capital ratio	**10.89%**	10.65%	**11.54%**	11.45%
Risk-weighted capital	**15.62%**	15.68%	**14.74%**	14.94%
After deducting proposed dividend				
Core Capital ratio	**10.37%**	10.28%	**10.86%**	10.96%
Risk-weighted capital	**15.10%**	15.30%	**14.07%**	14.46%
Net tangible assets per share	**RM4.06**	RM3.76	**RM3.36**	RM3.14

(These statements should be read in conjunction with the annual financial report for the year ended 30 June 2003)

MALAYAN BANKING BERHAD
(3813-K)

Statements of Changes in Equity For the Group for the Financial Year Ended 30 June 2004

GROUP

	<====	====	Non Distributable	====	====>		
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Distributable Retained Profits RM'000	Total RM'000
At 1 July 2002	3,550,181	298,336	3,220,419	15,250	43,800	5,530,307	12,658,293
Currency translation differences	-	-	-	-	(1,718)	-	(1,718)
Adjustment to fair value of net assets acquired	-	-	-	-	-	(6,235)	(6,235)
Goodwill on acquisition written off	-	-	-	-	-	(10,098)	(10,098)
Net accretion from increased interest in subsidiaries	-	-	-	-	-	2,038	2,038
Net losses not recognised in the income statement	-	-	-	-	(1,718)	(14,295)	(16,013)
Net profit for the year						1,996,489	1,996,489
Transfer to statutory reserve			525,788			(525,788)	-
Issue of ordinary shares pursuant to ESOS	30,417	146,336	-	-	-	-	176,753
Bonus Issue	8,867	-	-	-	-	(8,867)	-
Dividends	-	-	-	-	-	(1,330,289)	(1,330,289)
At 30 June 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences representing net loss not recognised in the income statement	-	-	-	-	(3,894)	-	(3,894)
Net profit for the year	-	-	-	-	-	2,424,511	2,424,511
Transfer to statutory reserve	-	-	527,991	-	-	(527,991)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436

Statements of Changes in Equity For the Bank for the Financial Year Ended 30 June 2004

	<============Non Distributable============>						
	Share Capital	Share Premium	Statutory Reserve	Capital Reserve	Exchange Fluctuation Reserve	Distributable Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
BANK							
At 1 July 2002	3,550,181	298,336	2,599,225	-	70,447	3,860,182	10,378,371
Currency translation differences, representing net loss not recognised in the income statement	-	-	-	-	(3,460)	-	(3,460)
Net profit for the year	-	-	-	-	-	2,055,052	2,055,052
Transfer to statutory reserve	-	-	514,000	-	-	(514,000)	-
Issue of ordinary shares pursuant to ESOS	30,417	146,336	-	-	-	-	176,753
Bonus issue	8,867	-	-	-	-	(8,867)	-
Dividends	-	-	-	-	-	(1,330,289)	(1,330,289)
At 30 June 2003	3,589,465	444,672	3,113,225	-	66,987	4,062,078	11,276,427
At 1 July 2003	3,589,465	444,672	3,113,225	-	66,987	4,062,078	11,276,427
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	12,949	-	12,949
Net profit for the year	-	-	-	-	-	2,092,071	2,092,071
Transfer to statutory reserve	-	-	523,100	-	-	(523,100)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(1,347,904)	(1,347,904)
At 30 June 2004	3,600,172	500,566	3,636,325	-	79,936	4,282,034	12,099,033

(These statements should be read in conjunction with the annual financial report for the year ended 30 June, 2003)

MALAYAN BANKING BERHAD
(3813-K)

CONDENSED AUDITED CASH FLOW STATEMENTS
FOR THE YEAR FINANCIAL YEAR ENDED 30 JUNE 2004

	GROUP		BANK	
	June 2004 RM'000	June 2003 RM'000	June 2004 RM'000	June 2003 RM'000
Profit before taxation	3,358,597	2,619,674	2,883,375	2,737,899
Adjustments for non-operating and non-cash items	1,517,269	1,819,260	654,782	384,675
Operating profit before working capital changes	4,875,866	4,438,934	3,538,157	3,122,574
Changes in working capital				
Net changes in operating assets	(8,954,075)	(9,136,576)	(7,003,980)	(8,033,371)
Net changes in operating liabilities	12,781,598	7,455,065	10,379,845	7,543,365
Net change in life and takaful insurance fund	5,000	25,000	-	-
Tax expense and zakat paid	(887,611)	(894,402)	(628,432)	(606,731)
Net cash generated from operations	7,820,778	1,888,021	6,285,590	2,025,837
Net cash (used in)/generated from investing activities	(120,443)	(229,769)	325,176	635,215
Net cash (used in)/generated from financing activities	(1,418,514)	(888,826)	(860,449)	(1,134,532)
	(1,538,957)	(1,118,595)	(535,273)	(499,317)
Net change in cash and cash equivalents	6,281,821	769,426	5,750,317	1,526,520
Cash and cash equivalents at beginning of the year	16,727,259	15,870,203	13,777,510	12,164,086
Cash and cash equivalents at end of the year	23,009,080	16,639,629	19,527,827	13,690,606
Cash and cash equivalents comprise :				
Cash and short term funds as previously reported	23,009,080	16,639,629	19,527,827	13,690,606
Foreign exchange differences on opening balances	-	87,630	-	86,904
As restated	23,009,080	16,727,259	19,527,827	13,777,510

(These statements should be read in conjunction with the annual financial report for the year ended 30 June, 2003)

NOTES TO ACCOUNTS

Part A – Explanatory Notes Pursuant to MASB 26

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

The condensed financial statements for the quarter and the financial year ended 30 June 2004 have been prepared in accordance with Accounting Standard MASB 26 (Interim Financial Reporting) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The audited condensed financial statements should be read in conjunction with the audited financial statements of the Group and the Bank for the year ended 30 June 2003.

The accounting policies and methods of computation applied in the condensed financial statements are consistent with those adopted in the previous audited annual financial statements

A2. AUDIT REPORT OF PRECEDING ANNUAL FINANCIAL STATEMENTS

The audit report on the financial statements for the financial year ended 30 June 2003 was not subject to any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

During the financial year 30 June 2004, the Bank increased its issued and fully paid up share capital from RM3,589,464,821 to RM3,600,171,921 as a result of :

i) the issuance of 9,596,000 new ordinary shares of RM1 each to eligible persons who exercised their options under the Maybank Group Employee Share Option Scheme (ESOS)

ii) a bonus issue of 1,111,100 new ordinary shares of RM1 each on the basis of one (1) new ordinary share of RM1 each for every two (2) existing ordinary share of RM1 each held, being bonus entitlement for shares issued pursuant to the exercise of options under ESOS

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities.

A7. DIVIDENDS PAID

During the financial year ended 30 June 2004, the following dividends were paid:

a) A final dividend of 17% less 28% taxation in respect of the financial year ended 30 June 2003 amounting to RM440.7 million;

b) An interim dividend of 10% less 28% taxation in respect of the financial year ended 30 June 2004 amounting to RM259.2 million; and

c) A special dividend of 25% less 28% taxation in respect of the financial year ended 30 June 2004 amounting to RM648.0 million.

A8. SEGMENTAL REPORTING ON LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group		Bank	
	June 2004 RM'000	June 2003 RM'000	June 2004 RM'000	June 2003 RM'000
Agriculture	2,295,383	2,011,006	2,263,791	1,967,113
Mining and quarrying	211,631	190,214	201,387	178,165
Manufacturing	12,986,979	13,081,554	12,659,240	12,743,303
Electricity, gas and water	1,770,947	1,481,811	1,751,147	1,466,271
Construction	6,213,481	5,838,436	5,437,549	5,052,043
Real estate	1,586,567	1,864,800	1,473,110	1,663,880
Purchase of landed property	27,944,798	24,940,435	22,408,076	19,242,323
(of which :- residential	21,922,395	19,462,847	17,581,817	15,114,230
Non-residential)	6,136,783	5,604,856	4,940,639	4,255,361
Less: Islamic Loans Sold to Cagamas	(114,380)	(127,268)	(114,380)	(127,268)
General commerce	6,696,875	6,274,396	6,150,848	5,669,913
Transport, storage and communication	1,443,847	2,150,588	1,345,754	2,057,910
Finance, insurance and business service	11,383,087	11,790,919	11,235,411	11,733,813
Purchase of securities	6,438,100	6,517,893	4,443,384	4,458,600
Purchase of transport vehicles	9,691,295	9,465,305	34,395	36,603
Purchase of transport vehicles	10,043,289	9,890,646	34,395	36,603
Less: Islamic Loans Sold to Cagamas	(351,994)	(425,341)	-	-
Consumption credit	4,161,734	3,771,047	3,465,493	3,072,242
Others	2,991,656	3,143,422	2,773,109	2,889,384
	95,816,380	92,521,826	75,642,694	72,211,563
Labuan Offshore	4,048,468	3,891,741	-	-
	99,864,848	96,413,567	75,642,694	72,211,563
Overseas Operations				
Singapore	14,987,617	12,624,627	14,987,617	12,624,627
United States of America	407,307	416,435	407,307	416,435
United Kingdom	142,283	114,549	142,283	114,549
Hong Kong	1,330,594	1,485,905	1,330,594	1,485,905
Brunei	265,031	273,461	265,031	273,461
Vietnam	262,077	234,410	262,077	234,410
Cambodia	69,249	62,418	69,249	62,418
Papua New Guinea	29,535	29,174	-	-
Philippines	404,837	502,129	-	-
Indonesia	58,062	74,909	-	-
China	385,743	165,797	385,743	165,797
Grand total	118,207,183	112,397,381	93,492,595	87,589,165

A8- SEGMENT INFORMATION FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

BUSINESS SEGMENT

	Banking		Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	June 2004 RM'000	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000
REVENUE AND EXPENSES														
Revenue														
External revenue	**7,921,836**	7,418,224	**1,827,585**	1,900,683	**451,180**	431,519	**247,931**	230,426	**72,388**	56,758	**-**	-	**10,520,920**	10,037,610
Inter-segment revenue	**753,078**	1,409,907	**25,534**	47,882	**44,271**	23,507	**62,741**	59,441	**16,317**	15,252	**(901,941)**	(1,555,989)	**-**	-
Total revenue	**8,674,914**	8,828,131	**1,853,119**	1,948,565	**495,451**	455,026	**310,672**	289,867	**88,705**	72,010	**(901,941)**	(1,555,989)	**10,520,920**	10,037,610
Result														
Segment results	**3,784,982**	4,320,087	**844,965**	724,838	**181,462**	166,429	**128,556**	135,687	**35,827**	(4,395)	**(672,753)**	(1,304,786)	**4,303,039**	4,037,860
Finance costs	**(366,299)**	(506,243)	**(78,836)**	-	**(7,298)**	-	**-**	-	**-**	-	**-**	-	**(452,433)**	(506,243)
Operating profit	**3,418,683**	3,813,844	**766,129**	724,838	**174,164**	166,429	**128,556**	135,687	**35,827**	(4,395)	**(672,753)**	(1,304,786)	**3,850,606**	3,531,617
Loan loss and provision	**(537,018)**	(882,064)	**3,965**	(25,030)	**37,691**	(4,320)	**-**	-	**-**	(434)	**-**	-	**(495,362)**	(911,848)
Share of net profits of associates	**-**	-	**740**	(1,170)	**-**	(27)	**-**	-	**2,613**	1,102	**-**	-	**3,353**	(95)
Profit before taxation	**2,881,665**	2,931,780	**770,834**	698,638	**211,855**	162,082	**128,556**	135,687	**38,440**	(3,727)	**(672,753)**	(1,304,786)	**3,358,597**	2,619,674
Taxation & Zakat	**(794,711)**	(684,845)	**(185,818)**	(172,949)	**(22,693)**	(19,800)	**(23,067)**	(39,675)	**(12,895)**	(8,136)	**150,674**	362,156	**(888,510)**	(563,249)
Profit after taxation and zakat	**2,086,954**	2,246,935	**585,016**	525,689	**189,162**	142,282	**105,489**	96,012	**25,545**	(11,863)	**(522,079)**	(942,630)	**2,470,087**	2,056,425
Minority interest	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**(45,576)**	(59,936)
Net profit for the year	**2,086,954**	2,246,935	**585,016**	525,689	**189,162**	142,282	**105,489**	96,012	**25,545**	(11,863)	**(522,079)**	(942,630)	**2,424,511**	1,996,489

	As at June 2004 RM'000	As at June 2003 RM'000	**As at June 2004 RM'000**	As at June 2003 RM'000	**As at June 2004 RM'000**	As at June 2003 RM'000	**As at June 2004 RM'000**	As at June 2003 RM'000	**As at June 2004 RM'000**	As at June 2003 RM'000	**As at June 2004 RM'000**	As at June 2003 RM'000	**As at June 2004 RM'000**	As at June 2003 RM'000
ASSETS AND LIABILITIES														
Segment assets	**151,903,745**	136,588,647	**22,825,694**	23,448,341	**9,290,211**	9,174,514	**4,151,352**	3,422,565	**297,089**	364,101	**(8,979,571)**	(12,060,072)	**179,488,520**	160,938,096
Investment in associates companies	**-**	-	**5,564**	4,852	**-**	-	**-**	-	**13,343**	12,449	**-**	-	**18,907**	17,301
Total assets	**151,903,745**	136,588,647	**22,831,258**	23,453,193	**9,290,211**	9,174,514	**4,151,352**	3,422,565	**310,432**	376,550	**(8,979,571)**	(12,060,072)	**179,507,427**	160,955,397
Total segment liabilities	**139,196,376**	123,911,537	**20,239,120**	20,967,618	**7,954,472**	7,927,115	**2,970,054**	2,124,921	**160,359**	157,075	**(6,075,735)**	(8,018,052)	**164,444,646**	147,070,214
OTHER INFORMATION														
Capital expenditure	**145,727**	209,240	**2,745**	10,065	**5,331**	5,183	**1,086**	1,948	**4,415**	33,101	**-**	-	**159,304**	259,537
Depreciation	**141,205**	129,127	**22,067**	25,498	**6,624**	7,099	**8,227**	8,319	**2,522**	8,822	**-**	-	**180,646**	178,865
Non-cash expenses/(income) other than depreciation	**453,752**	699,804	**72,979**	123,608	**(12,814)**	11,298	**(1,201)**	10,032	**2,686**	5,069	**-**	(184,660)	**515,402**	665,151

GEOGRAPHICAL SEGMENT

	Revenue from external customers		Capital expenditure		Segment assets		Profit Before Tax & Zakat	
	June 2004 RM'000	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000	**June 2004 RM'000**	June 2003 RM'000
Malaysia	**10,178,040**	10,375,731	**125,023**	218,361	**162,568,597**	150,130,607	**3,813,808**	3,791,387
Singapore	**756,503**	717,120	**29,508**	18,887	**17,579,299**	14,759,326	**144,215**	95,884
Other locations	**488,318**	500,748	**4,773**	22,289	**8,339,102**	8,125,536	**73,327**	37,189
	11,422,861	11,593,599	**159,304**	259,537	**188,486,998**	173,015,469	**4,031,350**	3,924,460
Eliminations	**(901,941)**	(1,555,989)	**-**	-	**(8,979,571)**	(12,060,072)	**(672,753)**	(1,304,786)
Consolidated	**10,520,920**	10,037,610	**159,304**	259,537	**179,507,427**	160,955,397	**3,358,597**	2,619,674

Non –Performing Loans

	Group		Bank	
	June 2004 RM'000	**June 2003 RM'000**	**June2004 RM'000**	**June 2003 RM'000**
Gross balance at 1 July	**13,037,159**	13,531,560	**9,799,074**	10,164,558
Amount classified during the year	**6,962,093**	6,813,140	**5,481,905**	5,230,950
Recovered/regularised	**(5,646,100)**	(5,907,386)	**(4,217,085)**	(4,427,425)
Amount written off	**(1,907,297)**	(861,557)	**(1,526,796)**	(707,352)
Converted to investment securities	**(220,440)**	(582,047)	**(135,379)**	(486,046)
Exchange difference & expenses debited to customers' account	**48,841**	43,449	**56,962**	24,389
Gross balance at 30 June	**12,274,256**	13,037,159	**9,458,681**	9,799,074
Less:				
Specific provisions	**(3,624,130)**	(4,541,801)	**(2,688,326)**	(3,405,370)
Interest-in-suspense	**(1,891,555)**	(1,892,670)	**(1,396,440)**	(1,433,206)
Net balance	**6,758,571**	6,602,688	**5,373,915**	4,960,498
Gross loans, advances and financing	**118,207,183**	112,397,381	**93,492,595**	87,589,165
Islamic loans sold to Cagamas	**466,374**	552,609	**114,380**	127,268
	118,673,557	112,949,990	**93,606,975**	87,716,433
Less:				
Specific provisions	**(3,624,130)**	(4,541,801)	**(2,688,326)**	(3,405,370)
Interest-in-suspense	**(1,891,555)**	(1,892,670)	**(1,396,440)**	(1,433,206)
Net loans, advances and financing (including loans sold to Cagamas)	**113,157,872**	106,515,519	**89,522,209**	82,877,857
Total net non-performing loans(and financing) as at 30 June	**5.97%**	6.20%	**6.00%**	5.99%
(as % of total loans, advances and financing including Islamic Loans Sold to Cagamas, less Specific Provision and Interest-in-Suspense)				

Loan Loss Provision

Movements in the provision for bad and doubtful debts (and financing) and interest-in-suspense (income – in-suspense) accounts are as follows: -

	Group		Maybank	
	June 2004 RM'000	**June 2003 RM'000**	**June 2004 RM'000**	**June 2003 RM'000**
General Provision				
Balance at 1 July	**3,474,440**	3,282,202	**2,590,235**	2,455,641
Provision made during the year	**179,835**	192,220	**84,768**	130,586
Amount written back	**(47,147)**	(2,464)	-	-
Transfer from specific provision	**11,428**	2,384	**11,801**	3,360
Exchange differences	**2,451**	98	**2,613**	648
Balance at 30 June	**3,621,007**	3,474,440	**2,689,417**	2,590,235
As a percentage of total loans (including Islamic loans sold to Cagamas, less Specific provision and interest/income-in -suspense)	**3.20%**	3.26%	**3.00%**	3.13%
As a percentage of total risk-weighted assets, excluding deferred tax assets	**2.92%**	2.96%	**2.81%**	2.87%

Loan Loss Provision (cont'd)

	Group		Maybank	
	June 2004 RM'000	**June 2003 RM'000**	**June 2004 RM'000**	**June 2003 RM'000**
Specific Provision				
Balance at 1 July	**4,541,801**	4,626,185	**3,405,370**	3,570,503
Provision made during the year	**2,265,460**	2,732,478	**1,069,534**	1,461,355
Amount written back in respect of Recoveries	**(1,586,062)**	(1,802,044)	**(491,056)**	(708,535)
Amount written off	**(1,379,029)**	(573,207)	**(1,085,909)**	(512,830)
Transfer to general provision	**(11,428)**	(2,384)	**(11,801)**	(3,360)
Transfer to provision for diminution in value of investments	**(147,056)**	(277,788)	**(129,844)**	(224,577)
Transfer to specific provision for restructured/rescheduled loans and financing	**(63,893)**	(176,216)	**(76,227)**	(176,216)
Exchange differences	**4,337**	14,777	**8,259**	(970)
Balance at 30 June	**3,624,130**	4,541,801	**2,688,326**	3,405,370
Interest-in-suspense/income in suspense				
Balance at 1 July	**1,892,670**	1,729,794	**1,433,206**	1,266,496
Provision made during the year	**1,094,638**	1,184,699	**800,800**	824,842
Amount written back in respect of Recoveries	**(607,847)**	(595,820)	**(410,380)**	(376,631)
Amount written off	**(492,562)**	(341,904)	**(440,887)**	(194,522)
Transfer to provision for diminution in value of investments	**(14,882)**	(42,722)	**(5,535)**	(32,188)
Transfer from/(to) interest/income-in-suspense for restructured/rescheduled loans and financing	**14,851**	(54,662)	**14,851**	(54,662)
Exchange differences	**4,687**	13,285	**4,385**	(129)
Balance at 30 June	**1,891,555**	1,892,670	**1,396,440**	1,433,206

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE FINANCIAL YEAR END

There were no material events subsequent to the end of the year that require disclosure or adjustments to the financial statements.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) Acquisition of Additional Equity Interest in Mayban Life International (Labuan) Ltd. ("MLI(L)")

On 15 October 2003, Mayban Life Assurance Berhad ("MLAB"), a 62.0% owned subsidiary of the Bank, acquired 1,050,000 ordinary shares of USD1 each in MLI(L), representing the remaining 30% equity interest of its investment in MLI(L), for a cash consideration of USD780,000 (RM2,983,500). MLI(L) becomes a wholly-owned subsidiary of MLAB subsequent to the acquisition, and the Group's effective interest in MLI(L) increases from 43.4% to 62.0% since then.

b) Disposal of Equity Interest in Inter-City MPC (M) Sdn. Bhd.

On 29 July 2004, Kerlipan Bersinar Sdn.Bhd., a 72.7% owned subsidiary of the Bank, disposed of 7,200,000 ordinary shares of RM1 each in Inter-City MPC (M) Sdn. Bhd. ("ICM"), representing 100% equity interest of its investment in ICM, for a cash consideration of RM12,500,000.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP	June 2004		June 2003		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	**5,002**	**5,002**	4,731	4,731	271	271
Transaction-related contingent items	**6,148**	**3,074**	5,573	2,786	575	288
Short-term self-liquidating trade related contingencies	**9,175**	**1,835**	5,762	1,153	3,413	682
Islamic housing loans and hire purchase sold to Cagamas Berhad	**466**	**466**	553	553	(87)	(87)
Obligations arising out of rediscounting of bankers acceptances	**-**	**-**	8	-	(8)	-
Obligations under underwriting Agreements	**1,206**	**603**	1,014	505	192	98
Irrevocable commitments to extend credit						
- maturity less than one year	**31,753**	**-**	33,298	-	(1,545)	-
- maturity exceeding one year	**5,021**	**2,511**	4,509	2,255	512	256
Foreign exchange related contracts	**22,644**	**303**	14,847	223	7,797	100
Interest rate related contracts	**8,717**	**421**	6,173	634	2,543	(195)
Miscellaneous	**2,245**	**-**	2,059	-	186	-
Total	**92,377**	**14,215**	78,527	12,840	13,849	1,413

BANK	June 2004		June 2003		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	**3,445**	**3,445**	3,162	3,162	283	283
Transaction-related contingent items	**6,140**	**3,070**	5,565	2,783	575	287
Short-term self-liquidating trade related contingencies	**9,158**	**1,832**	5,742	1,148	3,416	684
Islamic housing loans and hire purchase sold to Cagamas Berhad	**114**	**114**	127	127	(13)	(13)
Obligations under underwriting Agreements	**344**	**172**	777	388	(433)	(216)
Irrevocable commitments to extend credit						
- maturity less than one year	**30,817**	**-**	32,323	-	(1,506)	-
- maturity exceeding one year	**3,595**	**1,798**	3,084	1,542	511	256
Foreign exchange related contracts	**22,624**	**303**	14,184	213	8,440	90
Interest rate related contracts	**8,430**	**415**	6,174	635	2,256	(220)
Miscellaneous	**2,242**	**-**	2,056	-	186	-
Total	**86,909**	**11,149**	73,194	9,998	13,715	1,151

Part B – Explanatory Notes Pursuant to Appendix 9B

of the Listing Requirements of Malaysia Securities Exchange Berhad

B1. REVIEW OF PERFORMANCE

For the year ended 30 June 2004, the Group registered an increase of 21.4% or RM428.0 million in profit after tax and minority interest over that of the previous financial year. This increase can be attributed to higher interest earnings from the increased loans and advances portfolio, higher non-interest income and reduction in loan loss provisions.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax and minority interest of RM646.7 million for the quarter just ended compared to RM683.9 million for the preceding quarter, a decrease of RM37.2 million or 5.4%. The decline was due to higher loan loss provisions and provision for diminution in value of investments required for the current quarter as compared to the preceding quarter.

B3. PROSPECTS

Barring unforeseen circumstances, the Group remains well positioned to capitalise on the strong economy and to further expand its business activities.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION AND ZAKAT

	June 2004 RM'000
Malaysian income tax	1,047,033
Foreign tax	51,791
Less: Double taxation relief	(42,833)
	1,055,991
Share of tax in associated companies	744
Deferred tax	(141,688)
Over provision in prior years	(27,406)
Zakat	869
	888,510

The tax charges for the Group reflect an effective rate that is close to the statutory rate.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM63.3 million while profits from the sale of properties amounted to RM4.4 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. STATUS OF CORPORATE PROPOSALS

a) Proposed ESOS and Increase in Authorised Ordinary Share Capital

The revised proposed ESOS (after incorporating the proposed changes) has been approved by the shareholders on 11 August 2004 in the Extraordinary General Meeting. The shareholders have also approved the resolution for the increase in the authorised ordinary share capital of the Bank from RM4,000,000,000 to RM10,000,000,000 by the creation of an additional 6,000,000,000 new ordinary shares of RM1 each in the same meeting.

b) Transfer of the Business of Mayban Finance Berhad to the Bank

The transfer of the finance company business of a subsidiary, Mayban Finance Berhad to the Bank has been tentatively set on 1 October 2004 pending the issuance of vesting order by the High Court. Bank Negara Malaysia has approved the exercise vide its letter dated 4 June 2004.

c) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

The Bank obtained the approval of Bank Negara Malaysia on 1 June 2004 to acquire an additional 2,350,440 ordinary share of RM1 each of Aseambankers Malaysia Berhad ("Aseambankers") for a total consideration of RM18,380,440. The Bank's shareholding in Aseambamkers will increase from 75.0% to 79.7% when the acquisition is completed in the future. The acquisition has not been completed as at the date of this report.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

	Group		Bank	
Items	June 2004 RM'000	June 2003 RM'000	June 2004 RM'000	June 2003 RM'000
Deposits from Customers				
- Fixed deposits and negotiable instruments of deposits				
One year or less (short-term)	**75,695,815**	67,578,625	**52,402,234**	47,481,582
More than one year (medium/long-term)	**2,022,317**	2,547,157	**1,258,840**	1,948,102
	77,718,132	70,125,782	**53,661,074**	49,429,684
- Demand Deposits	**23,472,718**	19,362,900	**22,850,926**	19,212,212
- Savings Deposit	**22,175,092**	20,046,047	**20,356,877**	18,195,404
	123,365,942	109,534,729	**96,868,877**	86,837,300
Deposits and Placements of Banks and Other Financial Institutions				
One year or less (short-term)	**11,663,369**	11,551,698	**11,354,898**	10,527,629
More than one year (medium/long-term)	**2,834,837**	2,120,834	**2,822,439**	2,268,126
	14,498,206	13,672,532	**14,177,337**	12,795,755
Bonds and Notes				
- Unsecured				
More than one year (medium/long-term)	****3,004,000**	**3,004,000	****3,004,000**	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million .

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM 'Mill)								
Items	**Principal Amount**	**1 mth/ less**	**>1-3 mths**	**>3-6 mths**	**>6-12 mths**	**>1-5 yrs**	**>5yrs**	**Margin R'qment**
Foreign exchange related contracts								
- forwards	8,423	1,891	3,142	1,627	730	1,033	-	-
- swaps	14,221	7,225	4,445	1,895	462	194	-	-
Interest rate related contracts								
-forwards	32	-	32	-	-	-	-	-
-swaps	8,685	257	1,031	243	445	5,527	1,182	-
-futures	-	-	-	-	-	-	-	-
Total	31,361	9,373	8,650	3,765	1,637	6,754	1,182	-

BANK (RM 'Mill)								
Items	**Principal Amount**	**1 mth/ less**	**>1-3 mths**	**>3-6 mths**	**>6-12 mths**	**>1-5 yrs**	**>5yrs**	**Margin R'qment**
Foreign exchange related contracts								
- forwards	8,402	1,886	3,134	1,621	728	1,033	-	-
- swaps	14,222	7,236	4,451	1,897	463	175	-	-
Interest rate related contracts								
-forwards	13	-	13	-	-	-	-	-
-swaps	8,417	260	1,041	245	449	5,255	1,167	-
Total	31,054	9,382	8,639	3,763	1,640	6,463	1,167	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions. As at 30 June 2004, the amount of contracts which were not hedged and, hence exposed to market risk was RM176.2 million (30 June 2003: RM84.4 million).

Credit risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group has a gain position. As at 30 June 2004, the credit risk measured in terms of the cost to replace the profitable contracts, was RM52.6 million (30 June 2003: RM69.9 million). This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the income statement.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom, are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Directors have agreed to recommend to the Annual General Meting of Members to be held on 11 October 2004, a final dividend of 25.0 sen per share less 28% tax, making a total of 60.0 sen per share less 28% tax in respect of the financial year ended 30 June 2004. (30 June 2003: 27.0 sen per share less 28% tax and tax exempt of 25.0 sen per share).

If approved, the final dividend will be paid on 27 October 2004 to shareholders registered in the Register of Members at the close of business at 5.00 p.m. on 14 October 2004. Notice is hereby given that the Register of Members will be closed from 15 October 2004 to 16 October 2004 for the determination of shareholders entitlement to the final dividend.

A depositor shall qualify for entitlement for the final dividend only in respect of:-

a) Shares deposited into the Depositors' Securities accounts before 12.30 p.m. on 12 October 2004 (in respect of shares exempted from mandatory deposit);
b) Shares transferred to the Depositors' Securities accounts in respect of ordinary transfers before 4.00 p.m. on 14 October 2004;
c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B13. EARNINGS PER SHARE

The basic and diluted EPS of the Group are calculated by dividing the net profit by the weighted-average number of ordinary shares in issue during the financial year.

	Group			
	Quarter Ended June 2004	**Quarter Ended June 2003**	**Year Ended June 2004**	**Year Ended June 2003**
Net profit (RM'000)	**646,720**	678,299	**2,424,511**	1,996,489
Weighted average number of Ordinary shares in issue ('000)	**3,600,172**	3,583,922	**3,600,172**	3,569,376
Basic and diluted earnings per share (sen)	**18.0**	18.9	**67.3**	55.9

The weighted-average number of ordinary shares in issue for the quarter ended 30 June 2003 and the year ended 30 June 2003 respectively, have been adjusted for the effects of the shares issued under the ESOS bonus entitlement during the year for comparative purposes.

As at the balance sheet date of the current financial year, there is no outstanding arrangement that can potentially give rise to material and dilutive ordinary shares.

By Order of the Board

f- Bursa M'sia



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 08/11/2004 18:14:07
Reference No MB-041104-59953

RECEIVED
2005 FEB -4 A 11: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Binti Husin
* Designation : Company Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 30/09/2004
* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30/06/2005
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



PL,BS,Changes in Equity,Cash Flov Notes to the Accounts-09-2004.d



Business Segment Reporting - 3009200

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 30/09/2004

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2004 [dd/mm/yyyy] RM'000	30/09/2003 [dd/mm/yyyy] RM'000	30/09/2004 [dd/mm/yyyy] RM'000	30/09/2003 [dd/mm/yyyy] RM'000

1	Revenue	2,466,198	2,273,662	2,466,198	2,273,662
2	Profit/(loss) before tax	793,201	700,647	793,201	700,647
3	Profit/(loss) after tax and minority interest	555,039	501,221	555,039	501,221
4	Net profit/(loss) for the period	555,039	501,221	555,039	501,221
5	Basic earnings/(loss) per share (sen)	15.42	13.92	15.42	13.92
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	4.2200		4.0600	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2004	30/09/2003	30/09/2004	30/09/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	1,060,970	883,553	1,060,970	883,553
2	Gross interest income	1,872,351	1,807,608	1,872,351	1,807,608
3	Gross interest expense	833,599	778,411	833,599	778,411

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statement of The Group For the First Quarter Of The Financial Year Ending June 30, 2005

	1st Quarter Ended		Cumulative 3 months Ended	
	30 Sept 2004 RM'000	30 Sept 2003 RM'000	30 Sept 2004 RM'000	30 Sept 2003 RM'000
Interest income	**1,872,351**	1,807,608	**1,872,351**	1,807,608
Interest expense	**(833,599)**	(778,411)	**(833,599)**	(778,411)
Net interest income	**1,038,752**	1,029,197	**1,038,752**	1,029,197
Income from Islamic Banking Scheme operations:				
Gross operating income	**180,583**	139,951	**180,583**	139,951
Profit equalisation reserves	**(20,572)**	(28,695)	**(20,572)**	(28,695)
	160,011	111,256	**160,011**	111,256
	1,198,763	1,140,453	**1,198,763**	1,140,453
Non-interest income	**535,690**	367,027	**535,690**	367,027
Net income	**1,734,453**	1,507,480	**1,734,453**	1,507,480
Overhead expenses	**(673,483)**	(623,927)	**(673,483)**	(623,927)
Operating Profit	**1,060,970**	883,553	**1,060,970**	883,553
Loan loss and provision	**(268,192)**	(183,173)	**(268,192)**	(183,173)
	792,778	700,380	**792,778**	700,380
Share of profits in associated companies	**423**	267	**423**	267
Profit before taxation	**793,201**	700,647	**793,201**	700,647
Tax expense & zakat	**(224,558)**	(197,893)	**(224,558)**	(197,893)
Profit after taxation before Minority Interest	**568,643**	502,754	**568,643**	502,754
Minority Interest	**(13,604)**	(1,533)	**(13,604)**	(1,533)
Net profit for the year	**555,039**	501,221	**555,039**	501,221
Earnings per share				
- Basic	**15.42 sen**	13.92 sen	**15.42 sen**	13.92 sen
- Fully Diluted	**15.29 sen**	13.92 sen	**15.29 sen**	13.92 sen

(These statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004)

11/08/04 11/08/04

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONDENSED BALANCE SHEET OF MAYBANK GROUP AS AT 30 SEPTEMBER 2004

ASSETS	Sept 2004 RM'000	June 2004 RM'000
Cash and short-term funds	26,317,692	23,009,080
Deposits and placements with financial institutions	5,164,200	6,686,790
Securities purchased under resale agreements	446,577	733,631
Dealing securities	1,123,148	299,557
Investment securities	28,995,856	28,703,420
Loans and advances	108,897,362	109,070,491
Other assets	2,529,445	2,076,427
Statutory deposits with Central Banks	4,336,581	3,644,199
Investment in associated companies	19,806	18,907
Property, plant and equipment	1,338,672	1,382,822
Deferred tax assets	1,271,752	1,261,643
Life and Family Takaful fund assets	2,860,697	2,620,460
TOTAL ASSETS	183,301,788	179,507,427
LIABILITIES		
Deposits from customers	124,606,701	123,365,942
Deposits and placements of banks and other financial institutions	17,310,067	14,498,206
Obligations on securities sold under repurchase agreements	6,884,392	6,988,031
Bills and acceptances payable	2,273,433	3,319,429
Other liabilities	3,502,118	3,173,396
Recourse obligation on loans sold to Cagamas	6,264,367	6,532,046
Provision for taxation and zakat	955,041	932,330
Deferred tax liabilities	10,832	10,806
Subordinated obligations	3,004,000	3,004,000
Life fund liabilities	79,093	101,491
Life policy holders' funds	2,781,604	2,518,969
TOTAL LIABILITIES	167,671,648	164,444,646
SHAREHOLDERS' EQUITY		
Share capital	3,600,172	3,600,172
Reserves	11,599,858	11,023,264
	15,200,030	14,623,436
MINORITY INTEREST	430,110	439,345
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	183,301,788	179,507,427
COMMITMENTS AND CONTINGENCIES	103,073,190	92,376,859
CAPITAL ADEQUACY		
Without deducting proposed dividend		
Core Capital ratio	10.64%	10.89%
Risk-weighted capital	15.30%	15.62%
After deducting proposed dividend		
Core Capital ratio	10.13%	10.24%
Risk-weighted capital	14.79%	15.25%
Net tangible assets per share	RM4.22	RM4.06

(These statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004)

11/8/04 5:44 PM

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONDENSED CASH FLOW STATEMENTS FOR THE FIRST QUARTER OF THE FINANCIAL YEAR ENDING 30 JUNE 2005

	GROUP	
	SEP 2004 RM'000	SEP 2003 RM'000
Profit before taxation	793,201	700,647
Adjustments for non-operating and non-cash items	640,859	406,693
Operating profit before working capital changes	1,434,060	1,107,340
Changes in working capital		
Changes in operating assets	(654,974)	(208,637)
Changes in operating liabilities	3,016,424	(1,139,686)
Tax expense and zakat paid	(211,803)	(121,706)
Net cash generated from operations	3,583,707	(362,689)
Net cash generated/(used in) from investing activities	2,931	(66,524)
Net cash (used in)/generated from financing activities	(283,540)	573,182
	(280,609)	506,658
Net change in cash and cash equivalents	3,303,098	143,969
Cash and cash equivalents at beginning of the period	23,009,080	16,122,434
Foreign exchange differences on opening balances	5,514	5,849
Cash and cash equivalents at end of the period	26,317,692	16,272,252

(These statements should be read in conjunction with the statutory financial report for the year ended 30 June, 2004)

.AYAN BANKING BERHAD
3-K)

08/11/04 17:44

.UDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
. THE FIRST QUARTER OF FINANCIAL YEAR ENDING 30 JUNE 2005

OUP	<---- Non-distributable			---->	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
1 July 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436
rency translation differences	-	-	-	-	14,578	-	14,578
accretion from increased terest in subsidiaries	-	-	-	-	-	6,977	6,977
gains not recognised 1 the income statement	-	-	-	-	14,578	6,977	21,555
profit for the period	-	-	-	-	-	555,039	555,039
nsfer to Statutory Reserves	-	-	-	-	-	-	-
ue of shares	-	-	-	-	-	-	-
1us issue	-	-	-	-	-	-	-
vidends	-	-	-	-	-	-	-
30 September 2004	3,600,172	500,566	4,274,198	15,250	52,766	6,757,078	15,200,030
1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
rency translation differences, epresenting net gain not recognised 1 the income statement	-	-	-	-	8,442	-	8,442
profit for the period	-	-	-	-	-	501,221	501,221
nsfer to Statutory Reserve	-	-	-	-	-	-	-
ue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
1us issue	1,111	-	-	-	-	(1,111)	-
idends	-	-	-	-	-	-	-
30 September 2003	3,600,172	500,566	3,746,207	15,250	50,524	6,147,667	14,060,386

(These statements should be read in conjunction with the statutory financial report for the year ended 30 June, 2004)

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Part A – Explanatory Notes Pursuant to MASB 26

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

The condensed financial statements for the quarter ended 30 September 2004 have been prepared in accordance with Accounting Standard MASB 26 (Interim Financial Reporting) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The unaudited condensed financial statements should be read in conjunction with the audited financial statements of the Group and the Bank for the year ended 30 June 2004.

The accounting policies and methods of computation applied in the condensed financial statements are consistent with those adopted in the previous audited annual financial statements.

A2. AUDIT REPORT OF PRECEDING ANNUAL FINANCIAL STATEMENTS

The audit report on the financial statements for the financial year ended 30 June 2004 was not subject to any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

During the quarter ended 30 September 2004, there was no change to the Bank's issued and fully paid up share capital, which amounted to RM3,600,171,921. There was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter.

A7. DIVIDENDS PAID

There was no dividend paid during the quarter ended 30 September 2004.

YAN BANKING BERHAD
K)

MENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

S SEGMENT

E AND EXPENSES	Banking Sep 2004 RM'000	Banking Sep 2003 RM'000	Finance Sep 2004 RM'000	Finance Sep 2003 RM'000	Investment Banking Sep 2004 RM'000	Investment Banking Sep 2003 RM'000	Insurance and Takaful Sep 2004 RM'000	Insurance and Takaful Sep 2003 RM'000	Others Sep 2004 RM'000	Others Sep 2003 RM'000	Eliminations Sep 2004 RM'000	Eliminations Sep 2003 RM'000	Consolidated Sep 2004 RM'000	Consolidated Sep 2003 RM'000
venue	1,906,717	1,713,052	367,440	401,292	102,658	81,252	61,947	60,661	27,436	17,405		-	2,466,198	2,273,662
nt revenue	792,308	43,730	5,546	9,803	2,136	1,952	8,078	7,561	5,004	275	(813,072)	(63,321)	-	-
ue	2,699,025	1,756,782	372,986	411,095	104,794	83,204	70,025	68,222	32,440	17,680	(813,072)	(63,321)	2,466,198	2,273,662
sults														
ts	1,636,991	749,713	208,205	203,001	49,534	23	25,274	26,717	19,132	10,812	(764,860)	(1,350)	1,174,276	988,916
rofit	(85,383)	(79,862)	(25,282)	(22,755)	(2,641)	(2,745)	-	-	-	-	-	-	(113,306)	(105,362)
d provision	1,551,608	669,851	182,923	180,246	46,893	(2,722)	25,274	26,717	19,132	10,812	(764,860)	(1,350)	1,060,970	883,554
profits of associates	(744,159)	(153,920)	475,580	(40,458)	787	11,983	-	(779)	(400)	-	-	-	(268,192)	(183,174)
taxation	-	-	-	-	-	35	-	-	423	232	-	-	423	267
Zakat	807,449	515,931	658,503	139,788	47,680	9,296	25,274	25,938	19,155	11,044	(764,860)	(1,350)	793,201	700,647
axation and zakat	(229,736)	(145,459)	(191,246)	(33,766)	(8,244)	(7,212)	(7,401)	(9,146)	(2,088)	(2,310)	214,157	-	(224,558)	(197,893)
erest	577,713	370,472	467,257	106,022	39,436	2,084	17,873	16,792	17,067	8,734	(550,703)	(1,350)	568,643	502,754
r the year	-	-	-	-	-	-	-	-	-	-	-	-	(13,604)	(1,533)
	577,713	370,472	467,257	106,022	39,436	2,084	17,873	16,792	17,067	8,734	(550,703)	(1,350)	555,039	501,221

ND LIABILITIES	As at Sep 2004 RM'000	As at June 2004 RM'000	As at Sep 2004 RM'000	As at June 2004 RM'000	As at Sep 2004 RM'000	As at June 2004 RM'000	As at Sep 2004 RM'000	As at June 2004 RM'000	As at Sep 2004 RM'000	As at June 2004 RM'000	As at Sep 2004 RM'000	As at June 2004 RM'000	As at Sep 2004 RM'000	As at June 2004 RM'000
ets	155,500,654	151,903,745	21,185,800	22,825,694	9,825,348	9,290,211	4,400,560	4,151,352	295,694	297,089	(7,926,074)	(8,979,571)	183,281,982	179,488,520
n associates companies	-	-	5,594	5,564	-	-	-	-	14,212	13,343	-	-	19,806	18,907
	155,500,654	151,903,745	21,191,394	22,831,258	9,825,348	9,290,211	4,400,560	4,151,352	309,906	310,432	(7,926,074)	(8,979,571)	183,301,788	179,507,427
nt liabilities	142,202,291	139,196,376	18,677,895	20,239,120	8,452,230	7,954,472	3,199,432	2,970,054	142,329	160,359	(5,002,529)	(6,075,735)	167,671,648	164,444,646

FORMATION	Sep 2004 RM'000	Sep 2003 RM'000	Sep 2004 RM'000	Sep 2003 RM'000	Sep 2004 RM'000	Sep 2003 RM'000	Sep 2004 RM'000	Sep 2003 RM'000	Sep 2004 RM'000	Sep 2003 RM'000	Sep 2004 RM'000	Sep 2003 RM'000	Sep 2004 RM'000	Sep 2003 RM'000
nditure	30,442	37,831	138	480	1,351	520	45	34	398	540	-	-	32,374	39,405
	34,585	32,411	5,237	5,571	1,482	1,712	2,029	1,990	342	558	-	-	43,675	42,242
penses/(income) epreciation	80,388	88,137	24,670	22,090	(4,440)	25,697	(2,294)	(2,358)	-	2	-	-	98,324	133,568

IICAL SEGMENT

	Revenue from external customers Sep 2004 RM'000	Revenue from external customers Sep 2003 RM'000	Capital expenditure Sep 2004 RM'000	Capital expenditure Sep 2003 RM'000	Segment assets Sep 2004 RM'000	Segment assets June 2004 RM'000	Profit Before Tax & Zakat Sep 2004 RM'000	Profit Before Tax & Zakat Sep 2003 RM'000
	2,933,570	2,044,812	23,054	26,894	164,943,587	162,568,597	1,481,105	634,653
s	213,723	174,962	8,526	11,823	17,219,424	17,579,299	46,105	65,530
	131,977	117,209	794	688	9,064,851	8,339,102	30,851	1,814
	3,279,270	2,336,983	32,374	39,405	191,227,862	188,486,998	1,558,061	701,997
	(813,072)	(63,321)	-	-	(7,926,074)	(8,979,571)	(764,860)	(1,350)
	2,466,198	2,273,662	32,374	39,405	183,301,788	179,507,427	793,201	700,647

A8ii. SEGMENT INFORMATION - LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group	
	30 Sep 2004	30 June 2004
	RM'000	RM'000
Agriculture	2,165,135	2,295,383
Mining and quarrying	164,880	211,631
Manufacturing	12,646,630	12,986,979
Electricity, gas and water	1,556,946	1,770,947
Construction	5,976,774	6,213,481
Real estate	1,538,063	1,586,567
Purchase of landed property	27,769,118	27,944,798
(of which :- residential	22,317,982	21,922,395
Non-residential)	6,060,055	6,136,783
Less: Islamic Loans Sold to Cagamas	(608,919)	(114,380)
General commerce	6,814,732	6,696,875
Transport, storage and communication	1,225,713	1,443,847
Finance, insurance and business service	11,486,363	11,383,087
Purchase of securities	6,687,019	6,438,100
Purchase of transport vehicles	10,059,867	9,691,295
Purchase of transport vehicles	10,392,191	10,043,289
Less: Islamic Loans Sold to Cagamas	(332,324)	(351,994)
Consumption credit	4,567,157	4,161,734
Others	2,991,373	2,991,656
	95,649,770	95,816,380
Labuan Offshore	4,333,424	4,048,468
	99,983,194	99,864,848
Overseas Operations		
Singapore	14,996,128	14,987,617
United States of America	461,687	407,307
United Kingdom	153,969	142,283
Hong Kong	1,214,775	1,330,594
Brunei	266,693	265,031
Vietnam	290,525	262,077
Cambodia	64,956	69,249
Papua New Guinea	29,968	29,535
Philippines	404,742	404,837
Indonesia	56,595	58,062
China	446,339	385,743
Grand total	118,369,571	118,207,183

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the interim period that require disclosure or adjustments to the financial statements.

A11. CHANGES IN COMPOSITION OF THE GROUP

a) **Disposal of Equity Interest in Inter-City MPC (M) Sdn. Bhd.**

During the quarter ended 30 September 2004, Kerlipan Bersinar Sdn. Bhd., a 72.7% owned subsidiary of the Bank, disposed 7,200,000 ordinary shares of RM1 each in Inter-City MPC (M) Sdn. Bhd. ("ICM"), representing 100% of its equity interest in ICM, for a cash consideration of RM12,500,000.

b) **Acquisition of Additional Interest In Aseambankers Malaysia Berhad**

On 14 September 2004, the Bank completed the acquisition of an additional 2,350,440 ordinary shares of RM1 each in Aseambankers Malaysia Berhad ("Aseambankers") for a total consideration of RM18,380,440. As a result, the Bank's equity interest in Aseambankers increased from 75.0% to 79.7%

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP	30 Sept 2004		30 June 2004		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	5,466	5,466	5,002	5,002	464	464
Transaction-related contingent items	5,891	2,945	6,148	3,074	(257)	(129)
Short-term self-liquidating trade related contingencies	9,050	1,810	9,175	1,835	(125)	(25)
Islamic housing loans and hire purchase sold to Cagamas Berhad	941	941	466	466	475	475
Obligations under underwriting Agreements	1,264	632	1,206	603	58	29
Irrevocable commitments to extend credit						
- maturity less than one year	33,740	-	31,753	-	1,987	-
- maturity exceeding one year	5,731	2,866	5,021	2,511	710	355
Foreign exchange related contracts	28,627	355	22,644	303	5,983	52
Interest rate related contracts	10,037	482	8,717	421	1,320	61
Miscellaneous	2,326	-	2,245	-	81	-
Total	103,073	15,497	92,377	14,215	10,696	1,282

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. REVIEW OF PERFORMANCE

For the 3 months ended 30 September 2004, the Group registered an increase of 10.7% or RM53.8 million in profit after tax and minority interest over that of the corresponding period. The better performance was supported by higher non-interest income arising from transactional banking activities and higher income from Islamic banking operations.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax and minority interest of RM555.0 million for the quarter just ended compared to RM646.7 million for the preceding quarter, a decrease of RM91.7 million or 14.2%. The decline was due to higher loan loss provisions required for the current quarter as compared to the preceding quarter.

B3. PROSPECTS

Barring unforeseen circumstances, the prevailing economic environment should enable the Maybank Group to sustain its performance during the financial year.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION AND ZAKAT

	Group 30 Sept 2004 RM'000
Malaysian income tax	228,779
Foreign income tax	16,238
Less: Relief on foreign income tax	(12,459)
	232,558
Share of tax in associated companies	127
Deferred tax	(8,127)
Tax expense & zakat	224,558

The tax expense for the Group reflects an effective rate that approximates the statutory rate.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM57.0 million while profits from the sale of properties amounted to RM0.9 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. STATUS OF CORPORATE PROPOSALS

a) Maybank Group Employee Share Option Scheme ("ESOS")

During the quarter ended 30 September 2004, the Bank granted 238,565,600 share options at the option price of RM9.23 per share to eligible employees and non-executive directors of the Group under the new ESOS, which commenced on 26 August 2004.

b) Proposed Acquisition for a 51% Equity Interest in PT Bank Permata Tbk In Indonesia

The Maybank led consortium bid for a 51% equity stake in PT Bank Permata Tbk was not successful.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

Items	Group	
	30 Sept 2004 RM'000	30 June 2004 RM'000
Deposits from Customers		
- Fixed deposits and negotiable instruments of deposits		
One year or less (short-term)	76,619,258	75,695,815
More than one year (medium/long-term)	2,336,452	2,022,317
	78,955,710	77,718,132
- Demand Deposits	23,686,622	23,472,718
- Savings Deposit	21,964,369	22,175,092
	124,606,701	123,365,942
Deposits and Placements of Banks and Other Financial Institutions		
One year or less (short-term)	14,177,588	11,663,369
More than one year (medium/long-term)	3,132,479	2,834,837
	17,310,067	14,498,206
Bonds and Notes		
- Unsecured		
More than one year (medium/long-term)	**3,004,000	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million .

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM 'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	8,474	2,286	2,478	2,052	617	1,041	-	-
- swaps	20,153	11,150	6,078	2,352	351	204	18	-
Interest rate related contracts								
- forwards	6	-	6	-	-	-	-	-
- swaps	10,031	521	1,671	224	1,606	4,586	1,423	-
- futures								-
Total	38,664	13,957	10,233	4,628	2,574	5,831	1,441	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions. As at 30 September 2004, the amount of contracts which were not hedged and, hence exposed to market risk was RM77.4 million (30 June 2004: RM76.2 million).

Credit risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group has a gain position. As at 30 September 2004, the credit risk measured in terms of the cost to replace the profitable contracts, was RM35.9 million (30 June 200: RM52.6 million). This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the income statement.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom, are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Group did not declare any dividend for the current quarter.

B13. EARNINGS PER SHARE ("EPS")

The basic EPS of the Group is calculated by dividing the net profit for the quarter by the weighted-average number of ordinary shares in issue during the quarter.

	Group 1st Quarter Ended		Group Cumulative 3 months Ended	
	30 Sept 2004	30 Sept 2003	30 Sept 2004	30 Sept 2003
Net profit (RM'000)	555,039	501,221	555,039	501,221
Weighted average number of ordinary shares in issue ('000)	3,600,172	3,600,172	3,600,172	3,600,172
Basic earnings per share (sen)	15.42	13.92	15.42	13.92

Diluted earnings per share ("Diluted EPS")

For the purpose of calculating diluted earnings per share, the net profit for the quarter and the weighted-average number of ordinary shares in issue during the quarter have been adjusted for the effects of dilutive potential ordinary shares from exercise of the Bank's ESOS, which commenced on 26 August 2004.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	Group 1st Quarter Ended		Group Cumulative 3 months Ended	
	30 Sept 2004	30 Sept 2003	30 Sept 2004	30 Sept 2003
Net profit (RM'000)	555,039	501,221	555,039	501,221
Weighted average number of ordinary shares in issue ('000)	3,600,172	3,600,172	3,600,172	3,600,172
Assumed exercise of share options ('000)	30,834	-	30,834	-
	3,631,006	3,600,172	3,631,006	3,600,172
Fully diluted earnings per share (sen)	15.29	13.92	15.29	13.92

By Order of the Board

Mahiram binti Husin
LS007885
Company Secretary
8 November 2004


f → KLSE
RECEIVED
2005 FEB -4 A 11:33
CORPORATE FINANCE



Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **MALAYAN BANKING** on **25/08/2003 17:25:28**
Reference No **MB-030825-56709**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mahiram Husin/Asiah Jaafar**
*	Designation	: **Company Secretary/Registrar**

* Entitlement date :**17/10/2003**

* Entitlement time :**17:00:00**

* Entitlement subject :**Final Dividend**

* Entitlement description

Final dividend of 17 sen per share less tax 28%

Period of interest payment : to

Financial Year End :**30/06/2003**

Share transfer book & register of members will be closed from :**18/10/2003** to **19/10/2003**

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Share Registration, Corporate Services
14th Floor Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

Payment date :**30/10/2003**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**17/10/2003**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**15/10/2003**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.17**

Remarks

Less tax 28%



Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by MALAYAN BANKING on 20/02/2004 18:20:01
Reference No MB-040220-58064

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin/Asiah Jaafar**
* Designation	:	**Company Secretary/Registrar**

* Entitlement date :**15/03/2004**

* Entitlement time :**17:00:00**

* Entitlement subject :**Interim Dividend**

* Entitlement description

Interim Dividend of 10 sen per share less tax 28% and a special dividend of 25 sen per share less tax 28%

Period of interest payment : to

Financial Year End :**30/06/2004**

Share transfer book & register of members will be closed from :**16/03/2004** to **17/03/2004**

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Share Registration, Corporate Services
14th Floor Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

Payment date :**29/03/2004**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/03/2004**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**11/03/2004**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.35**

Remarks


Burse
Announcement





Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 30/08/2004 17:17:18
Submitted by MALAYAN BANKING 2 on 30/08/2004 17:46:04
Reference No MB-040828-38111

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin/Asiah Jaafar
* Designation : Company Secretary/Registrar

* Entitlement date :14/10/2004
* Entitlement time :17:00:00
* Entitlement subject :Final Dividend
* Entitlement description

Final Dividend of 25 sen per share less tax 28%
Period of interest payment : to
Financial Year End :31/12/2004
Share transfer book & register of members will be closed from :15/10/2004 to 16/10/2004
(both dates inclusive) for the purpose of determining the entitlements
* Registrar's name ,address, telephone no

Share Registration,
14th Floor Menara Maybank,
Jalan Tun Perak
50050 Kuala Lumpur
Payment date :27/10/2004
A depositor shall qualify for the entitlement only in respect of:
* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :14/10/2004
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :12/10/2004
c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :
* Entitlement indicator : ○ Ratio ● RM ○ Percentage
* Entitlement in RM (RM) :0.25
Remarks
Less tax 28%

L → f
KYJA
Pr makluman
copies for filing
AJ
29/8/03



Form Version 2.0

Semi Annual Returns - Part A(1)

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 29/08/2003 09:22:53
Submitted by MALAYAN BANKING 2 on 29/08/2003 09:29:49
Reference No MB-030715-61319

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin/Asiah Jaafar
* Designation	:	Company Secretary/Registrar

Table		Status
1. Information on Directors	View	Completed
2. Information on Substantial Shareholders	View	Completed
3. Information on 30 Securities Account Holders	View	Completed
4. Distribution Table A & B	View	Completed

Remarks:

Attachments:

Notes : To view the numbers entered in a comma-separated format, (e.g. 1,000,000), Press <F9> or click the 'Refresh' button in subsequent form.

Information on Directors

● Applicable ○ Not Applicable

	Names of Directors (Max. 30 Names)	NRIC No.	Designation	Nationality	Direct Holdings		Indirect Holdings	
					No.	%	No.	%
01	Tan Sri Mohamed Basir Bin Ahmad	380608-08-5717	Chairman	Malaysian	18,000	0.00	0	0.00
02	Dato' Richard Ho Ung Hun	270120-08-5003	Vice Chairman	Malaysian	0	0.00	0	0.00
03	Datuk Amirsham A Aziz	500918-01-5005	President & CEO	Malaysian	261,000	0.00	0	0.00
04	Dato' Mohammed Bin Haji Che Hussein	501020-03-5071	Deputy President	Malaysian	103,400	0.00	0	0.00
05	Hooi Lai Hoong	490510-06-5344	Deputy President	Malaysian	181,400	0.00	0	0.00
06	Tan Sri Raja Muhammed Alias Bin Raja Muhd Ali	320810-05-5357	Non-Executive Director	Malaysian	0	0.00	10,500	0.00
07	Mohammad Bin Abdullah	410303-04-5065	Non-Executive Director	Malaysian	0	0.00	0	0.00
08	Dato' Mohd Helmey Bin Mohd Taib	530531-06-5291	Non-Executive Director	Malaysian	0	0.00	0	0.00
09	Haji Mohd Hashir Bin Hj Abdullah	360430-01-5069	Non-Executive Director	Malaysian	0	0.00	37,700	0.00
10	Teh Soon Poh @ Teh Soon Chye	360821-07-5165	Non-Executive Director	Malaysian	5,247	0.00	0	0.00
11	Datuk Abdul Rahman Bin Mohd Ramli	390324-08-5095	Non-Executive Director	Malaysian	0	0.00	0	0.00
12					0	0.00	0	0.00
13					0	0.00	0	0.00
14					0	0.00	0	0.00
15					0	0.00	0	0.00
16					0	0.00	0	0.00
17					0	0.00	0	0.00
18					0	0.00	0	0.00
19					0	0.00	0	0.00
20					0	0.00	0	0.00
21					0	0.00	0	0.00
22					0	0.00	0	0.00
					0	0.00	0	0.00

26					0	0.00	0	0.00
27					0	0.00	0	0.00
28					0	0.00	0	0.00
29					0	0.00	0	0.00
30					0	0.00	0	0.00
					569,047	0.00		

Information on Substantial Shareholders

● Applicable ○ Not Applicable

	Names of Substantial Shareholders	NRIC/Registration No.	Malaysian/Foreign	Nationality/Country of incorporation	Direct Holdings		Indirect Holdings (excluding bare trustees)	
					No.	%	No.	%
01	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	434217U	Malaysian	Malaysia	1,279,231,875	35.64	0	0.00
02	Permodalan Nasional Berhad	TEMP38218	Malaysian	Malaysia	409,013,987	11.39	0	0.00
03	Employees Provident Fund Board	EPFACT1991	Malaysian	Malaysia	369,985,749	10.31	0	0.00
04					0	0.00	0	0.00
05					0	0.00	0	0.00
06					0	0.00	0	0.00
07					0	0.00	0	0.00
08					0	0.00	0	0.00
09					0	0.00	0	0.00
10					0	0.00	0	0.00
11					0	0.00	0	0.00
12					0	0.00	0	0.00
13					0	0.00	0	0.00
14					0	0.00	0	0.00
15					0	0.00	0	0.00
16					0	0.00	0	0.00
17					0	0.00	0	0.00
18					0	0.00	0	0.00
19					0	0.00	0	0.00
20					0	0.00	0	0.00
21					0	0.00	0	0.00
22					0	0.00	0	0.00
23					0	0.00	0	0.00
24					0	0.00	0	0.00
2					0	0.00	0	0.00

27					0	0.00	0	0.00
28					0	0.00	0	0.00
29					0	0.00	0	0.00
30					0	0.00	0	0.00
					2,058,231,611	57.34		

Information on 30 Securities Account Holders

	Names	NRIC / Registration No.#	Holdings	
			No.	%
1	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD B/O : Skim Amanah Saham Bumiputera	434217U	1,279,231,875	35.64
2	PERMODALAN NASIONAL BERHAD	TEMP38218	409,013,987	11.39
3	EMPLOYEES PROVIDENT FUND BOARD	EPFACT1991	369,985,749	10.31
4	KHAZANAH NASIONAL BERHAD	275505K	172,500,000	4.81
5	LEMBAGA KEMAJUAN TANAH PERSEKUTUAN (FELDA)	LDO200F1956	100,077,725	2.79
6	VALUECAP SDN BHD	595989V	62,470,100	1.74
7	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD B/O : Amanah Saham Wawasan 2020)	434217U	56,824,000	1.58
8	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD B/O : Amanah Saham Malaysia	434217U	47,200,000	1.31
9	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD B/O : Sekim Amanah Saham Nasional	434217U	46,353,700	1.29
10	HSBC NOMINEES (ASING) SDN BHD B/O : Emerging Markets Growth Fund	4381U	32,999,450	0.92
11	MALAYSIA NOMINEES (TEMPATAN) SDN BHD B/O : Great Eastern Life Assurance (Malaysia) Berhad (Par 1)	6193K	30,798,012	0.86
12	PERTUBUHAN KESELAMATAN SOSIAL	PKSACT41969	22,334,850	0.62
13	CARTABAN NOMINEES (ASING) SDN BHD B/O : SSBT Fund GB01 for Harbor International Fund	263367M	16,375,000	0.46
14	HSBC NOMINEES (ASING) SDN BHD B/O : Abu Dhabi Investment Authority	4381U	13,809,964	0.38
15	KUMPULAN WANG AMANAH PENCEN	ACT454	11,942,400	0.33
16	YONG SIEW YOON	280221-10-5236	11,374,998	0.32
17	BOTLY NOMINEES (ASING) SDN BHD B/O : Fleet Investment Management Limited	268942W	10,409,100	0.29
18	KUMPULAN WANG AMANAH PENCEN	ACT4541991	9,951,200	0.28
19	KUMPULAN WANG AMANAH PENCEN	ACT454	9,666,300	0.27
20	HDM NOMINEES (ASING) SDN BHD B/O : Lim & Tan Securities Pte Ltd for Topview Holdings Limited	278474A	9,381,900	0.26
21	TASEC NOMINEES (ASING) SDN BHD B/O : TA Securities (HK) Ltd for Delroy Investment Holdings	293985W	8,600,000	0.24
22	KUMPULAN WANG AMANAH PENCEN	ACT4541991	8,546,800	0.24
23	HSBC NOMINEES (ASING) SDN BHD B/O: Capital International Emerging Markets Investment Fund	4381U	7,926,800	0.22
24	CITICORP NOMINEES (ASING) SDN BHD B/O : Ing Insurance Berhad (Inv-Il Par)	267011M	7,781,300	0.22

26	KUMPULAN WANG AMANAH PENCEN	ACT454	7,496,600	0.21
27	KUMPULAN WANG AMANAH PENCEN	ACT454	6,965,900	0.19
28	KUMPULAN WANG AMANAH PENCEN	ACT4541991	6,468,300	0.18
29	CARTABAN NOMINEES (ASING) SDN BHD B/O: SSBT Fund P001 for Morgan Stanley Investment Management Emerging Markets Trust	263367W	6,124,600	0.17
30	KUMPULAN WANG AMANAH PENCEN	ACT454	6,054,400	0.17
			2,796,291,310	77.90

For Registered Holders of securities

Distribution Table A

Category	No. of Holders		No. of Securities		%	
	M'sian	Foreign	M'sian	Foreign	M'sian	Foreign
Less than 100	306	33	7,367	1,520	0.00	0.00
100 - 1,000	13,843	617	9,496,768	426,433	0.26	0.01
1,001 - 10,000	17,286	4,075	59,842,809	17,590,820	1.67	0.49
10,001 - 100,000	2,922	1,969	73,861,448	58,725,147	2.06	1.64
100,001 and above	381	599	2,927,900,813	441,042,649	81.57	12.29
Directors' Shareholding	5	0	569,047	0	0.02	0.00
Subtotal	34,743	7,293	3,071,678,252	517,786,569	85.57	14.43
Grand Total (Malaysian + Foreign)	42,036		3,589,464,821		100.00	

* For Direct Interest of the directors only

Distribution Table B

	Category of Shareholders	No. of Holders			No. of Securities			%		
		M'sian		Foreign	M'sian		Foreign	M'sian		Foreign
		Bumi	Non-Bumi		Bumi	Non-Bumi		Bumi	Non-Bumi	
1	Individual	5,370	25,168	1,473	17,576,501	122,457,469	17,592,215	0.49	3.41	0.49
2 a	Body Corporate Banks/finance companies	25	57	0	870,894,586	882,800	0	24.26	0.02	0.00
b	Investments trusts/foundation/ charities	7	12	0	30,172,300	2,363,951	0	0.84	0.07	0.00
c	Other types of companies	176	439	56	206,892,321	22,608,782	7,144,236	5.76	0.63	0.20
3	Government agencies/ Institutions *	22	0	0	169,728,208	0	0	4.73	0.00	0.00
4	Nominees	2,102	1,365	5,764	1,513,357,670	114,743,664	493,050,118	42.16	3.20	13.74
5	Others	0	0	0	0	0	0	0.00	0.00	0.00
Sub Total		7,702	27,041	7,293	2,808,621,586	263,056,666	517,786,569	78.25	7.33	14.43
Malaysian Total		34,743			3,071,678,252			85.57		
Grand Total (Malaysian + Foreign)		42,036			3,589,464,821			100.00		

* Bumiputera shareholdings include shares held through institutions channeling funds of individual Bumiputera and trust agencies, such as Lembaga Tabung Haji, Permodalan Nasional Berhad and State Economic Development Corporations. For purposes of this submission, shares held by Khazanah Holdings, Minister of Finance Incorp, Bank Negara Malaysia, Employees Provident Fund Board and Kumpulan Wang Amanah Pencen should be classified under the non-Bumiputera



Form Version 2.0

Semi Annual Returns - Part B

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 28/08/2003 17:04:30
Submitted by MALAYAN BANKING 2 on 29/08/2003 09:26:16
Reference No MB-030716-35828

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin/Asiah Jaafar
* Designation	:	Company Secretary/Registrar

Section A : To be filled by Public Listed Company

* Semi Annual Returns As At Year : 2003
* Semi Annual Returns As At Period : ● 30 June ○ 31 December

Part B

Directorships in Listed And Non-Listed Companies

Listed issuer must undertake due enquiry and provide the confirmation as follows:-

Compliance with Paragraph 15.06 of the Listing Requirement : ● Yes ○ No

Level of Public[1] Shareholding Spread

*	% of Public Shareholdings (E.g. 25.00)	: 64.37
*	Number of Public Shareholders	: 42,028
	If a listed issuer does not meet the public shareholding spread requirement, state the steps taken to comply with the public shareholding spread requirement	:

Remarks :

Attachment :

Notes :
(1) To refer to the definition of "public" as provided under Chapter 1 of the Listing Requirements



Form Version 2.0

Semi Annual Returns - Part A(2)

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 28/08/2003 17:04:30
Submitted by MALAYAN BANKING 2 on 29/08/2003 09:26:05
Reference No MB-030716-35383

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin/Asiah Jaafar
* Designation : Company Secretary/Registrar

* Semi Annual Returns As At Year : 2003
* Semi Annual Returns As At Period : ● 30 June
○ 31 December

Part A

* Information[1] on Key Persons responsible for Operations and Finance

No	Names	NRIC No.	Designation	Area of responsibility	Nationality
1	Datuk Amirsham Bin A. Aziz	500918-01-5005	President & CEO	Operations & Finance	Malaysian
2	Miss Hooi Lai Hoong	490510-06-5344	Deputy President/CFO	Finance	Malaysian
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					

* [1]Information required is for PLCs to report on the top person in charge of the Company's overall operations and the top person in charge of financial matters.
* The drop down list provides five (5) common descriptions of such personnel. If the designation description being used by the PLC is not available in the drop down list then please key-in accordingly.

Number of Employees[2]

Nationality	Company				Total	
	Executive		Non-Executive			
	No.	%	No.	%	No.	%
Local	6,952	49.27	7,158	50.73	14,110	100.00
** Foreign[3]	0	0.00	0	0.00	0	0.00
	6,952	49.27	7,158	50.73	14,110	100.00

Nationality	Group[4]				Total	
	Executive		Non-Executive			
	No.	%	No.	%	No.	%
Local	10,356	49.34	10,635	50.66	20,991	100.00
** Foreign[3]	0	0.00	0	0.00	0	0.00
	10,356	49.34	10,635	50.66	20,991	100.00

[3]If applicable, please use Tables below for nationality of Foreigners.

Notes : To view the numbers entered in a comma-separated format, (e.g. 1,000,000), Press <F9> or click the 'Refresh' button.

No	Country	Company		Total
		Executive	Non-Executive	
		No.	No.	No.
1		0	0	0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
		0	0	0

No	Country	Group[4]		Total
		Executive	Non-Executive	
		No.	No.	No.
1		0	0	0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
			0	0

[2]To provide number of employees located in Malaysia and to classify them as locals or foreigners, executive or non-executive.
[2]Classification between executive and non-executive staff is in accordance with the PLC's own definition.
[4]Employees of listed subsidiaries to be excluded.
[4]To provide names of listed subsidiaries in Table below.

No.	Name of Listed Subsidiary
1.	
2.	
3.	
4.	
5.	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Products and Services

*** If information is not available/applicable, please check N/A box**

☒ N/A	For financial year end	
☒ N/A	The industry the listed issuer serves	
☒ N/A	The amount of revenue generated from export (RM '000)	0.0
☒ N/A	As Percentage of revenue	0.00

Research and Development[5]

☒ N/A	For financial year end	
The amount of R&D[6] spent for the financial year and as a % of total Group Revenue		
☒ N/A	R&D Expenses (RM '000)	0.0
☒ N/A	Percentage (%)	0.00
☒ N/A	The number of R&D staff whose work is principally to develop new technology products or services	0

[5]As per definition given in MASB 4.
[6]To exclude R&D expenses incurred by the associated companies

Attachments :



Form Version 2.0

Semi Annual Returns - Part A(1)

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 27/02/2004 14:55:59
Submitted by MALAYAN BANKING 2 on 27/02/2004 16:01:26
Reference No MB-040116-57123

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin/Asiah Jaafar
* Designation	:	Company Secretary

* Semi Annual Returns As At Year : 2003
* Semi Annual Returns As At Period : ○ 30 June ● 31 December

Part A

* Name of listed issuer	:	MALAYAN BANKING BERHAD
* Company registration number	:	3813-K
* Registered address		
Street	:	100 JALAN TUN PERAK
City	:	KUALA LUMPUR
Postcode	:	50050
State	:	Federal Territory
* Principal place of business	:	BANKING
* Telephone/fax number of registered office	:	03-20708833

Table		Status
1. Information on Directors	View	Completed
2. Information on Substantial Shareholders	View	Completed
3. Information on 30 Securities Account Holders	View	Completed
4. Distribution Table A & B	View	Completed

Remarks:

Attachments:

Notes : To view the numbers entered in a comma-separated format, (e.g. 1,000,000), Press <F9> or click the 'Refresh' button in subsequent form.

Information on Directors

● Applicable ○ Not Applicable

	Names of Directors (Max. 30 Names)	NRIC No.	Designation	Nationality	Direct Holdings		Indirect Holdings	
					No.	%	No.	%
01	Tan Sri Mohamed Basir Bin Ahmad	380608-08-5717	Chairman	Malaysian	18,000	0.00	0	0.00
02	Dato' Richard Ho Ung Hun	270120-08-5003	Vice Chairman	Malaysian	0	0.00	0	0.00
03	Datuk Amirsham A Aziz	500918-01-5005	President & CEO	Malaysian	261,000	0.01	0	0.00
04	Dato' Mohammed Bin Haji Che Hussein	501020-03-5071	Deputy President	Malaysian	103,400	0.00	0	0.00
05	Hooi Lai Hoong	490510-06-5344	Deputy President	Malaysian	181,400	0.01	45,000	0.00
06	Tan Sri Raja Muhammed Alias Bin Raja Muhd Ali	320810-05-5357	Non-Executive Director	Malaysian	0	0.00	6,000	0.00
07	Mohammad Bin Abdullah	410303-04-5065	Non-Executive Director	Malaysian	0	0.00	0	0.00
08	Haji Mohd Hashir Bin Haji Abdullah	360430-01-5069	Non-Executive Director	Malaysian	0	0.00	37,700	0.00
09	Teh Soon Poh @ Teh Soon Chye	360821-07-5165	Non-Executive Director	Malaysian	5,247	0.00	0	0.00
10	Datuk Abdul Rahman Bin Mohd Ramli	390324-08-5095	Non-Executive Director	Malaysian	0	0.00	0	0.00
11					0	0.00	0	0.00
12					0	0.00	0	0.00
13					0	0.00	0	0.00
14					0	0.00	0	0.00
15					0	0.00	0	0.00
16					0	0.00	0	0.00
17					0	0.00	0	0.00
18					0	0.00	0	0.00
19					0	0.00	0	0.00
20					0	0.00	0	0.00
21					0	0.00	0	0.00
22					0	0.00	0	0.00
23					0	0.00	0	0.00
24					0	0.00	0	0.00
25					0	0.00	0	0.00

29					0	0.00	0	0.00
30					0	0.00	0	0.00
					569,047	0.02		

Information on Substantial Shareholders

● Applicable ○ Not Applicable

	Names of Substantial Shareholders	NRIC/Registration No.	Malaysian/Foreign	Nationality/Country of incorporation	Direct Holdings		Indirect Holdings (excluding bare trustees)	
					No.	%	No.	%
01	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	434217U	Malaysian	Malaysia	1,241,731,275	34.49	0	0.00
02	Permodalan Nasional Berhad	TEM38218	Malaysian	Malaysia	513,912,587	14.27	0	0.00
03	Employees Provident Fund Board	EPFACT1991	Malaysian	Malaysia	345,032,649	9.58	0	0.00
04					0	0.00	0	0.00
05					0	0.00	0	0.00
06					0	0.00	0	0.00
07					0	0.00	0	0.00
08					0	0.00	0	0.00
09					0	0.00	0	0.00
10					0	0.00	0	0.00
11					0	0.00	0	0.00
12					0	0.00	0	0.00
13					0	0.00	0	0.00
14					0	0.00	0	0.00
15					0	0.00	0	0.00
16					0	0.00	0	0.00
17					0	0.00	0	0.00
18					0	0.00	0	0.00
19					0	0.00	0	0.00
20					0	0.00	0	0.00
21					0	0.00	0	0.00
22					0	0.00	0	0.00
23					0	0.00	0	0.00
24					0	0.00	0	0.00
2					0	0.00	0	0.00

27					0	0.00	0	0.00
28					0	0.00	0	0.00
29					0	0.00	0	0.00
30					0	0.00	0	0.00
					2,100,676,511	58.34		

Information on 30 Securities Account Holders

	Names	NRIC / Registration No.#	Holdings	
			No.	%
1	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD B/O : Skim Amanah Saham Bumiputera	434217U	1,241,731,275	34.49
2	PERMODALAN NASIONAL BERHAD	TEMP38218	513,912,587	14.27
3	EMPLOYEES PROVIDENT FUND BOARD	EPFACT1991	345,032,649	9.58
4	CIMSEC NOMINEES (TEMPATAN) SDN BHD B/O : Security Trustee (KCW Issue 1)	265449P	124,000,000	3.44
5	LEMBAGA KEMAJUAN TANAH PERSEKUTUAN (FELDA)	LDO200F1956	100,077,725	2.78
6	VALUECAP SDN BHD	595989V	82,560,600	2.29
7	CIMSEC NOMINEES (TEMPATAN) SDN BHD B/O : Security Trustee (KCW Issue 2)	265449P	48,500,000	1.35
8	HSBC NOMINEES (ASING) SDN BHD B/O : Emerging Markets Growth Fund	4381U	43,273,450	1.20
9	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD B/O : Amanah Saham Malaysia	434217U	40,810,400	1.13
10	CARTABAN NOMINEES (ASING) SDN BHD B/O : SSBT Fund GB01 for Harbor International Fund	263367W	31,000,000	0.86
11	MALAYSIA NOMINEES (TEMPATAN) SDN BHD B/O : Great Eastern Life Assurance (Malaysia) Berhad (Par 1)	6193K	30,798,012	0.86
12	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD B/O : Amanah Saham Wawasan 2020	434217U	21,594,300	0.60
13	AMANAH RAYA NOMINESS (TEMPATAN) SDN BHD B/O : SEKIM AMANAH SAHAM NASIONAL	434217U	16,587,300	0.46
14	PERTUBUHAN KESELAMATAN SOSIAL	PKSACT41969	16,177,550	0.45
15	HSBC NOMINEES (ASING) SDN BHD B/O : Abu Dhabi Investment Authority	4381U	15,478,764	0.43
16	KUMPULAN WANG AMANAH PENCEN	ACT454	11,801,800	0.33
17	YONG SIEW YOON	280221-10-5236	11,374,998	0.32
18	HSBC NOMINEES (ASING) SDN BHD B/O : Capital International Emerging Markets Investment Fund	4381U	11,341,500	0.32
19	KUMPULAN WANG AMANAH PENCEN	ACT454	9,616,300	0.27
20	CARTABAN NOMINEES (ASING) SDN BHD B/O : SSBT HG09 for International Fund (AM Funds Ins SR)	263367W	9,500,000	0.26
21	HDM NOMINEES (ASING) SDN BHD B/O : Lim & Tan Securities Pte Ltd for Topview Holdings Limited	278474A	9,381,900	0.26
22	KUMPULAN WANG AMANAH PENCEN	ACT4541991	9,246,800	0.26
23	KUMPULAN WANG AMANAH PENCEN	ACT4541991	8,200,000	0.23
24	CITICORP NOMINEES (ASING) SDN	263875D	7,686,550	0.21

25	TASEC NOMINEES (ASING) SDN BHD B/O : TA Securities (HK) Ltd for Jeffrey Smith	293985W	7,626,300	0.21
26	CITICORP NOMINEES (TEMPATAN) SDN BHD B/O : Ing Insurance Berhad (INV-IL Par)	267011M	7,599,300	0.21
27	BOTLY NOMINEES (ASING) SDN BHD B/O : Fleet Investments Management Limited	268942W	7,533,200	0.21
28	HSBC NOMINEES (ASING) SDN BHD B/O : JPMCB for Europacific Growth Fund	4381U	7,258,700	0.20
29	CARTABAN NOMINEES (ASING) SDN BHD B/O : Government Of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	263367W	7,230,600	0.20
30	KUMPULAN WANG AMANAH PENCEN	ACT454	7,196,600	0.20
			2,804,129,160	77.88

For Registered Holders of securities

Distribution Table A

Category	No. of Holders		No. of Securities		%	
	M'sian	Foreign	M'sian	Foreign	M'sian	Foreign
Less than 100	321	37	7,772	1,575	0.00	0.00
100 - 1,000	11,748	577	8,068,339	409,492	0.22	0.01
1,001 - 10,000	15,127	3,812	53,256,151	16,831,560	1.48	0.47
10,001 - 100,000	2,778	1,885	70,442,822	56,326,343	1.96	1.56
100,001 and above	340	609	2,889,002,627	505,256,193	80.25	14.03
Directors' Shareholding	5	0	569,047	0	0.02	0.00
Subtotal	30,319	6,920	3,021,346,758	578,825,163	83.92	16.08
Grand Total (Malaysian + Foreign)	37,239		3,600,171,921		100.00	

* For Direct Interest of the directors only

Distribution Table B

Category of Shareholders	No. of Holders			No. of Securities			%		
	M'sian		Foreign	M'sian		Foreign	M'sian		Foreign
	Bumi	Non-Bumi		Bumi	Non-Bumi		Bumi	Non-Bumi	
1 Individual	4,206	22,533	1,525	15,447,501	116,138,845	19,017,527	0.43	3.23	0.53
2a Body Corporate Banks/finance companies	24	63	0	958,223,565	730,265	0	26.62	0.02	0.00
b Investments trusts/foundation/ charities	18	16	0	30,504,750	1,839,176	0	0.85	0.05	0.00
c Other types of companies	161	391	50	27,456,671	17,297,346	4,774,931	0.76	0.48	0.13
3 Government agencies/ Institutions *	24	0	0	164,313,308	0	0	4.56	0.00	0.00
4 Nominees	1,736	1,147	5,345	1,564,899,526	124,495,805	555,032,705	43.47	3.46	15.42
5 Others	0	0	0	0	0	0	0.00	0.00	0.00
Sub Total	6,169	24,150	6,920	2,760,845,321	260,501,437	578,825,163	76.69	7.24	16.08
Malaysian Total	30,319			3,021,346,758			83.92		
Grand Total (Malaysian + Foreign)	37,239			3,600,171,921			100.00		

* Bumiputera shareholdings include shares held through institutions channeling funds of individual Bumiputera and trust agencies, such as Lembaga Tabung Haji, Permodalan Nasional Berhad and State Economic Development Corporations. For purposes of this submission, shares held by Khazanah Holdings, Minister of Finance Incorp, Bank Negara Malaysia, Employees Provident Fund Board and Kumpulan Wang Amanah Pencen should be classified under the non-Bumiputera

L → f KLSE



Form Version 2.0

Semi Annual Returns - Part A(2)

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 27/02/2004 14:56:01
Submitted by MALAYAN BANKING 2 on 27/02/2004 15:32:13
Reference No MB-040227-43816

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin/Asiah Jaafar
* Designation : Company Secretary/Registrar

* Semi Annual Returns As At Year : 2003
* Semi Annual Returns As At Period : ○ 30 June ● 31 December

Part A

* Information[1] on Key Persons responsible for Operations and Finance

No	Names	NRIC No.	Designation	Area of responsibility	Nationality
1	Datuk Amirsham Bin A Aziz	500918-01-5005	President & CEO	Operations & Finance	Malaysian
2	Miss Hooi Lai Hoong	490510-06-5344	Deputy President/CFO	Finance	Malaysian
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					

* [1]Information required is for PLCs to report on the top person in charge of the Company's overall operations and the top person in charge of financial matters.
* The drop down list provides five (5) common descriptions of such personnel. If the designation description being used by the PLC is not available in the drop down list then please key-in accordingly.

Number of Employees[2]

Nationality	Company				Total	
	Executive		Non-Executive			
	No.	%	No.	%	No.	%
Local	7,129	50.18	7,077	49.82	14,206	100.00
** Foreign[3]	0	0.00	0	0.00	0	0.00
	7,129	50.18	7,077	49.82	14,206	100.00

Nationality	Group[4]				Total	
	Executive		Non-Executive			
	No.	%	No.	%	No.	%
Local	10,416	50.45	10,231	49.55	20,647	100.00
** Foreign[3]	0	0.00	0	0.00	0	0.00
	10,416	50.45	10,231	49.55	20,647	100.00

[3]If applicable, please use Tables below for nationality of Foreigners.

Notes : To view the numbers entered in a comma-separated format, (e.g. 1,000,000), Press <F9> or click the 'Refresh' button.

No	Country	Company		Total
		Executive	Non-Executive	
		No.	No.	No.
1		0	0	0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
		0	0	0

No	Country	Group[4]		Total
		Executive	Non-Executive	
		No.	No.	No.
1		0	0	0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0

[4]Employees of listed subsidiaries to be excluded.
[4]To provide names of listed subsidiaries in Table below.

No.	Name of Listed Subsidiary
1.	
2.	
3.	
4.	
5.	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Products and Services

*** If information is not available/applicable, please check N/A box**

☒ N/A	Core Activity[5]	
☒ N/A	Core Products/Services[6]	1. 2. 3. 4.
☒ N/A	Completeness of Products[5]	
☒ N/A	End user of Products/Services[5]	
☒ N/A	For financial year end	16
☒ N/A	The amount of revenue generated from exports[7] (RM '000)	0.0
☒ N/A	The amount of revenue generated from sales to FTZ and LMW	0.0
☒ N/A	Exports as % of total Group revenue[7]	0.00

[5]Select from drop down list.
[6]To provide the top 4 core products/services in order of importance e.g. Products: garments, auto-parts; Services: education, mechanical engineering.
Answers for items 3 & 4 of the Products and Services Table relate to the first entry named under item 2. If the first entry is a core service, then you are NOT required to answer items 3 & 4, in which case select the N/A box.
[7]This excludes sales to Free Trade Zone (FTZ) and Licensed Manufacture Warehouse (LMW).

Type explanation/remarks if any, in box provided:

Research and Development[8]

☒ N/A	For financial year end	16

... for the financial year and as a % of total Group Revenue

☒ N/A	The number of R&D staff whose work is principally to develop new technology products or services	0

[8]As per definition given in MASB 4.
[9]To exclude R&D expenses incurred by the associated companies

Attachments :

Remarks:



Form Version 2.0

Semi Annual Returns - Part A(1)

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/08/2004 10:25:52
Submitted by MALAYAN BANKING 2 on 26/08/2004 10:51:22
Reference No MB-040708-51046

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin/Asiah Jaafar
* Designation : Company Secretary/Registrar



* Semi Annual Returns As At Year : 2004
* Semi Annual Returns As At Period : ● 30 June ○ 31 December

Part A

* Name of listed issuer : MALAYAN BANKING BERHAD
* Company registration number : 3813-K
* Registered address
  Street : 100 Jalan Tun Perak
  City : Kuala Lumpur
  Postcode : 50050
  State : Federal Territory

* Principal place of business : Banking
* Telephone/fax number of registered office : 03-20708833

Table		Status
1. Information on Directors	View	Completed
2. Information on Substantial Shareholders	View	Completed
3. Information on 30 Securities Account Holders	View	Completed
4. Distribution Table A & B	View	Completed

Remarks:

Attachments:

Notes : To view the numbers entered in a comma-separated format, (e.g. 1,000,000), Press <F9> or click the 'Refresh' button in subsequent form.

Information on Directors

● Applicable ○ Not Applicable

	Names of Directors (Max. 30 Names)	NRIC No.	Designation	Nationality	Direct Holdings No.	Direct Holdings %	Indirect Holdings No.	Indirect Holdings %
01	Tan Sri Mohamed Basir Bin Ahmad	380608-08-5717	Chairman	Malaysian	18,000	0.00	0	0.00
02	Dato' Richard Ho Ung Hun	270120-08-5003	Vice Chairman	Malaysian	0	0.00	0	0.00
03	Datuk Amirsham A Aziz	500918-01-5005	President & CEO	Malaysian	261,000	0.01	0	0.00
04	Dato' Mohammed Bin Haji Che Hussein	501020-03-5071	Deputy President	Malaysian	88,400	0.00	15,000	0.00
05	Hooi Lai Hoong	490510-06-5344	Deputy President	Malaysian	181,400	0.01	0	0.00
06	Tan Sri Raja Muhammed Alias Bin Raja Muhd Ali	320810-05-5357	Non-Executive Director	Malaysian	0	0.00	0	0.00
07	Mohammad Bin Abdullah	410303-04-5065	Non-Executive Director	Malaysian	0	0.00	0	0.00
08	Haji Mohd Hashir Bin Haji Abdullah	360430-01-5069	Non-Executive Director	Malaysian	0	0.00	0	0.00
09	Teh Soon Poh @ Teh Soon Chye	360821-07-5165	Non-Executive Director	Malaysian	5,247	0.00	0	0.00
10	Datuk Abdul Rahman Bin Mohd Ramli	390324-08-5095	Non-Executive Director	Malaysian	0	0.00	0	0.00
11					0	0.00	0	0.00
12					0	0.00	0	0.00
13					0	0.00	0	0.00
14					0	0.00	0	0.00
15					0	0.00	0	0.00
16					0	0.00	0	0.00
17					0	0.00	0	0.00
18					0	0.00	0	0.00
19					0	0.00	0	0.00
20					0	0.00	0	0.00
21					0	0.00	0	0.00
22					0	0.00	0	0.00
23					0	0.00	0	0.00
24					0	0.00	0	0.00
25					0	0.00	0	0.00

29					0	0.00	0	0.00
30					0	0.00	0	0.00
					554,047	0.02		

Information on Substantial Shareholders

● Applicable ○ Not Applicable

	Names of Substantial Shareholders	NRIC/Registration No.	Malaysian/Foreign	Nationality/Country of incorporation	Direct Holdings		Indirect Holdings (excluding bare trustees)	
					No.	%	No.	%
01	Amanah Raya Nominees (Tempatan) Sdn Bhd	434217U	Malaysian	Malaysia	1,311,688,475	36.43	0	0.00
02	Permodalan Nasional Berhad	TEM38218	Malaysian	Malaysia	462,835,487	12.86	0	0.00
03	Employees Provident Fund Board	EPFACT1991	Malaysian	Malaysia	344,895,849	9.58	0	0.00
04					0	0.00	0	0.00
05					0	0.00	0	0.00
06					0	0.00	0	0.00
07					0	0.00	0	0.00
08					0	0.00	0	0.00
09					0	0.00	0	0.00
10					0	0.00	0	0.00
11					0	0.00	0	0.00
12					0	0.00	0	0.00
13					0	0.00	0	0.00
14					0	0.00	0	0.00
15					0	0.00	0	0.00
16					0	0.00	0	0.00
17					0	0.00	0	0.00
18					0	0.00	0	0.00
19					0	0.00	0	0.00
20					0	0.00	0	0.00
21					0	0.00	0	0.00
22					0	0.00	0	0.00
23					0	0.00	0	0.00
24					0	0.00	0	0.00
25					0	0.00	0	0.00
26					0	0.00	0	0.00

29					0	0.00	0	0.00
30					0	0.00	0	0.00
					2,119,419,811	58.87		

Information on 30 Securities Account Holders

	Names	NRIC / Registration No.#	Holdings	
			No.	%
1	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD (B/O : Skim Amanah Saham Bumiputera)	434217U	1,311,688,475	36.43
2	PERMODALAN NASIONAL BERHAD	TEMP38218	462,835,487	12.86
3	EMPLOYEES PROVIDENT FUND BOARD	EPFACT1991	344,895,849	9.58
4	CIMSEC NOMINEES (TEMPATAN) SDN BHD (B/O : Security Trustee (KCW Issue 1)	265449P	124,000,000	3.44
5	LEMBAGA KEMAJUAN TANAH PERSEKUTUAN (FELDA)	LDO2OOF1956	100,077,725	2.78
6	VALUECAP SDN BHD	595989V	75,529,500	2.10
7	CIMSEC NOMINEES (TEMPATAN) SDN BHD (B/O : Security Trustee (KCW Issue 2)	265449P	48,500,000	1.35
8	HSBC NOMINEES (ASING) SDN BHD (B/O : Emerging Markets Growth Fund)	4381U	47,618,450	1.32
9	CARTABAN NOMINEES (ASING) SDN BHD (B/O : SSBT Fund GB01 for Harbor International Fund)	263367M	40,100,000	1.11
10	MALAYSIA NOMINEES (TEMPATAN) SDN BHD (B/O : Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)	6193K	30,798,012	0.86
11	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD (B/O : Amanah Saham Malaysia)	434217U	29,637,300	0.82
12	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD (B/O : Amanah Saham Wawasan 2020)	434217U	25,372,000	0.70
13	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD (B/O : Sekim Amanah Saham Nasional)	434217U	16,750,200	0.47
14	HSBC NOMINEES (ASING) SDN BHD (B/O : Capital International Emerging Markets Investment Fund	4381U	15,059,300	0.42
15	HSBC NOMINEES (ASING) SDN BHD (B/O : Abu Dhabi Investment Authority)	4381U	13,540,515	0.38
16	HSBC NOMINEES (ASING) SDN BHD (B/O : JPMCB for Europacific Growth Fund)	4381U	13,150,300	0.36
17	KUMPULAN WANG AMANAH PENCEN	ACT454	11,801,800	0.33
18	YONG SIEW YOON	280221-10-5236	11,374,998	0.32
19	PERTUBUHAN KESELAMATAN SOSIAL	PKSACT41969	11,093,750	0.31
20	CARTABAN NOMINEES (ASING) SDN BHD (B/O : Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	263367W	10,587,000	0.29
21	CARTABAN NOMINEES (ASING) SDN BHD (B/O : Investors Bank and Trust Company for Ishares, Inc.)	263367W	10,137,600	0.28

23	CARTABAN NOMINEES (ASING) SDN BHD (B/O : SSBT Fund HG09 for International Fund (AM Funds Ins SR)	263367W	9,500,000	0.26
24	HDM NOMINEES (ASING) SDN BHD (B/O : Lim & Tan Securities Pte Ltd for Topview Holdings Limited)	278474A	9,381,900	0.26
25	KUMPULAN WANG AMANAH PENCEN	ACT4541991	9,221,800	0.26
26	CITICORP NOMINEES (TEMPATAN) SDN BHD (B/O : Ing Insurance Behad (Inv-II PAR)	267011M	8,365,300	0.23
27	KUMPULAN WANG AMANAH PENCEN	ACT4541991	8,200,000	0.23
28	HSBC NOMINEES (ASING) SDN BHD (B/O : Universities Superannuation Scheme Limited)	4381U	7,950,000	0.22
29	TASEC NOMINEES (ASING) SDN BHD (B/O : TA Securities (HK) Ltd for Jeffrey Smith)	293985W	7,219,900	0.20
30	KUMPULAN WANG AMANAH PENCEN	ACT454	6,742,800	0.19
			2,830,696,261	78.63

For Registered Holders of securities

Distribution Table A

Category	No. of Holders		No. of Securities		%	
	M'sian	Foreign	M'sian	Foreign	M'sian	Foreign
Less than 100	339	35	7,813	1,528	0.00	0.00
100 - 1,000	11,380	635	7,720,050	461,016	0.21	0.01
1,001 - 10,000	14,175	3,745	50,396,563	16,620,353	1.40	0.46
10,001 - 100,000	2,638	1,847	67,183,048	54,942,286	1.87	1.53
100,001 and above	339	562	2,876,733,904	525,536,313	79.91	14.60
Directors' Shareholding	5	0	569,047	0	0.02	0.00
Subtotal	28,876	6,824	3,002,610,425	597,561,496	83.40	16.60
Grand Total (Malaysian + Foreign)	35,700		3,600,171,921		100.00	

* For Direct Interest of the directors only

Distribution Table B

Category of Shareholders	No. of Holders			No. of Securities			%		
	M'sian		Foreign	M'sian		Foreign	M'sian		Foreign
	Bumi	Non-Bumi		Bumi	Non-Bumi		Bumi	Non-Bumi	
1 Individual	3,607	21,759	1,521	13,642,410	112,852,494	19,376,589	0.38	3.13	0.54
2 a Body Corporate Banks/finance companies	1	86	1	464,848,737	430,486,099	7,000	12.91	11.96	0.00
b Investments trusts/foundation/ charities	17	53	0	29,615,250	2,655,376	0	0.82	0.07	0.00
c Other types of companies	131	372	53	22,943,571	18,372,191	4,945,831	0.64	0.51	0.14
3 Government agencies/ Institutions *	23	0	0	159,550,585	0	0	4.43	0.00	0.00
4 Nominees	1,629	1,198	5,249	1,621,227,226	126,416,486	573,232,076	45.03	3.51	15.92
5 Others	0	0	0	0	0	0	0.00	0.00	0.00
Sub Total	5,408	23,468	6,824	2,311,827,779	690,782,646	597,561,496	64.21	19.19	16.60
Malaysian Total	28,876			3,002,610,425			83.40		
Grand Total (Malaysian + Foreign)	35,700			3,600,171,921			100.00		

* Bumiputera shareholdings include shares held through institutions channeling funds of individual Bumiputera and trust agencies, such as Lembaga Tabung Haji, Permodalan Nasional Berhad and State Economic Development Corporations. For purposes of this submission, shares held by Khazanah Holdings, Minister of Finance Incorp, Bank Negara Malaysia, Employees Provident Fund Board and Kumpulan Wang Amanah Pencen should be classified under the non-Bumiputera



Form Version 2.0

Semi Annual Returns - Part A(2)

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/08/2004 10:25:54
Submitted by MALAYAN BANKING 2 on 26/08/2004 10:50:49
Reference No MB-040729-57052

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin/Asiah Jaafar
* Designation	:	Company Secretary/Registrar

* Semi Annual Returns As At Year : 2004
* Semi Annual Returns As At Period : ● 30 June ○ 31 December

Part A

* Information[1] on Key Persons responsible for Operations and Finance

No	Names	NRIC No.	Designation	Area of responsibility	Nationality
1	Datuk Amirsham Bin A. Aziz	500918-01-5005	President & CEO	Operations & Finance	Malaysian
2	Miss Hooi Lai Hoong	490510-06-5344	Deputy President/CFO	Finance	Malaysian
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					

* [1]Information required is for PLCs to report on the top person in charge of the Company's overall operations and the top person in charge of financial matters.
* The drop down list provides five (5) common descriptions of such personnel. If the designation description being ... PLC is not available in the drop down list then please key-in accordingly.

Number of Employees[2]

Nationality	Company				Total	
	Executive		Non-Executive			
	No.	%	No.	%	No.	%
Local	7,866	51.34	7,454	48.66	15,320	100.00
** Foreign[3]	0	0.00	0	0.00	0	0.00
	7,866	51.34	7,454	48.66	15,320	100.00

Nationality	Group[4]				Total	
	Executive		Non-Executive			
	No.	%	No.	%	No.	%
Local	10,933	48.46	10,747	47.64	21,680	96.10
** Foreign[3]	386	1.71	495	2.19	881	3.90
	11,319	50.17	11,242	49.83	22,561	100.00

[3]If applicable, please use Tables below for nationality of Foreigners.

Notes : To view the numbers entered in a comma-separated format, (e.g. 1,000,000), Press <F9> or click the 'Refresh' button.

No	Country	Company		Total
		Executive	Non-Executive	
		No.	No.	No.
1		0	0	0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
		0	0	0

No	Country	Group[4]		Total
		Executive	Non-Executive	
		No.	No.	No.
1		0	0	0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0

[4]Employees of listed subsidiaries to be excluded.
[4]To provide names of listed subsidiaries in Table below.

No.	Name of Listed Subsidiary
1.	
2.	
3.	
4.	
5.	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Products and Services

*** If information is not available/applicable, please check N/A box**

☒ N/A	Core Activity[5]	
☒ N/A	Core Products/Services[6]	1. 2. 3. 4.
☒ N/A	Completeness of Products[5]	
☒ N/A	End user of Products/Services[5]	
☒ N/A	For financial year end	16
☒ N/A	The amount of revenue generated from exports[7] (RM '000)	0.0
☒ N/A	The amount of revenue generated from sales to FTZ and LMW (RM '000)	0.0
☒ N/A	Exports as % of total Group revenue[7]	0.00

[5]Select from drop down list.
[6]To provide the top 4 core products/services in order of importance e.g. Products: garments, auto-parts; Services: education, mechanical engineering.
Answers for items 3 & 4 of the Products and Services Table relate to the first entry named under item 2. If the first entry is a core service, then you are NOT required to answer items 3 & 4, in which case select the N/A box.
[7]This excludes sales to Free Trade Zone (FTZ) and Licensed Manufacture Warehouse (LMW).

Type explanation/remarks if any, in box provided:

Research and Development[8]

☒ N/A	For financial year end	16

☒ N/A	The number of R&D staff whose work is principally to develop new technology products or services	0	

[8]As per definition given in MASB 4.
[9]To exclude R&D expenses incurred by the associated companies

Attachments :

Remarks:



Form Version 2.0

Semi Annual Returns - Part B

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/08/2004 10:25:54
Submitted by MALAYAN BANKING 2 on 26/08/2004 10:50:12
Reference No MB-040729-58622

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin/Asiah Jaafar
* Designation	:	Company Secretary/Registrar

Section A : To be filled by Public Listed Company

* Semi Annual Returns As At Year : 2004
* Semi Annual Returns As At Period : ● 30 June ○ 31 December

Part B

COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS

Listed issuer must undertake due enquiry and provide the confirmation as follows:-

Directorship in listed and non-listed issuers

*Compliance with Paragraph 15.06 of the Listing Requirements (and paragraphs 9.1 and 9.2 of Practice Note No. 13/2002) :

● Yes ○ No

Composition of board of directors

*Compliance with Paragraph 15.02 of the Listing Requirement :

● Yes ○ No

Attendance of meetings

*Have all directors attended at least 50% of the total board of directors' meetings held during the financial year? (applicable for the latest completed financial year):

● Yes ○ No

Audit Committee

Compliance with Paragraph 15.10 & 15.11 of the Listing Requirements in relation to the following:-

*(i) The audit committee comprises no fewer than 3 members

● Yes ○ No

*(ii) A majority of the audit committee are independent directors

● Yes ○ No

*(iii) At least one member fulfills qualifications prescribed by the Exchange via Paragraph 15.10(1)(c) and Practice Note No. 13/2002
● Yes ○ No

*(iv) No alternate director is part of the audit committee
● Yes ○ No

*(v) The chairman of the audit committee is an independent director
● Yes ○ No

Level of Public[1] Shareholding Spread

*	% of Public Shareholdings (E.g. 25.00)	: 63.57
*	Number of Public Shareholders holding not less than 100 shares	: 35,360
	If a listed issuer does not meet the public shareholding spread requirement, state the steps taken to comply with the public shareholding spread requirement	:

Remarks :

Attachment :

Notes :
(1) To refer to the definition of "public" as provided under Chapter 1 of the Listing Requirements



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 18/09/2003 18:17:00
Reference No MB-030918-60687

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Malayan Banking Berhad (3813-K)
*	Stock name	: MAYBANK
*	Stock code	: 1155
*	Contact person	: Mahiram Husin
*	Designation	: Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Notice of 43rd Annual General Meeting

* **Contents :-**

Notice is hereby given that the Forty Third Annual General Meeting ("AGM") of Maybank will be held at the Nusantara Ballroom, Level 2, Sheraton Imperial, Jalan Sultan Ismail, Kuala Lumpur on Saturday, October 11, 2003 at 11.30 a.m. The Notice of AGM is attached for your attention.



AGm Notice 03 - final 19.lw

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NOTICE OF 43RD ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 43rd Annual General Meeting ("AGM") of the shareholders of Malayan Banking Berhad (3813-K) ("Maybank") will be held at Nusantara Ballroom Level 2, Sheraton Imperial, Jalan Sultan Ismail, Kuala Lumpur on Saturday, October 11, 2003 at 11.30 a.m. for the purpose of transacting the following Business:-

AS ORDINARY BUSINESS

1. To receive the Reports of the Directors and Auditors and the Audited Financial Statements for the financial year ended June 30, 2003. — Resolution 1

2. To declare a final dividend of 17 sen per share less 28% income tax for the financial year ended June 30, 2003 as recommended by the Board. — Resolution 2

3. To re-elect the following directors who are retiring in accordance with Articles 96 and 97 of the Articles of Association of Maybank and being eligible have offered themselves for re-election:-

   (i) Datuk Amirsham A Aziz; and — Resolution 3

   (iii) Mohammad bin Abdullah — Resolution 4

4. To consider and if thought fit, pass the following Resolution in accordance with Section 129(6) of the Companies Act, 1965:-

   "That the following directors retiring in accordance with Section 129 of the Companies Act, 1965 be and are hereby re-appointed as directors of the Company to hold office until the next Annual General Meeting:-

   (i) Dato' Richard Ho Ung Hun; and — Resolution 5

   (ii) Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali. " — Resolution 6

5 To approve the Directors' Fees of RM757,000 in respect of the financial year ended 30 June, 2003. — Resolution 7

Resolution 8

6. To re-appoint Messrs. Ernst & Young as Auditors of Maybank to hold office until the conclusion of the next Annual General Meeting until the conclusion of the next Annual General Meeting in the year 2004 and to authorise the Board to fix their remuneration.

AS SPECIAL BUSINESS

7. To consider and if thought fit, to pass the following Ordinary Resolution:- Resolution 9

"That pursuant to Section 132D of the Companies Act, 1965, the Directors be and they are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed 10 per centum (10%) of the issued share capital of the Company for the time being, subject always to the approvals of all the relevant Regulatory Authorities being obtained for such issue and allotment."

NOTICE OF DIVIDEND ENTITLEMENT AND CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that subject to the approval of members at the Annual General Meeting to be held on October 11, 2003, a final dividend of 17.0% less 28% income tax for the financial year ended June 30, 2003 will be paid on on October 30, 2003 to shareholders registered in the Register of Members at the close of business on October 17, 2003.

Notice is hereby given that the Register of Members will be closed from October 18, 2003 to October 19, 2003 for the determination of shareholders' entitlements to the final dividend.

A Depositor shall qualify for the entitlements to the final dividend only in respect of:-

a. Shares deposited into the Depositors' Securities Accounts before 12.30 p.m on October 15, 2003 (in respect of shares exempted from mandatory deposit).

b. Shares transferred to the Depositors' Securities Accounts in respect of ordinary transfers before 4 p.m on October 17, 2003.

c. Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

By Order of the Board,

MAHIRAM HUSIN
LS007885
Company Secretary

Kuala Lumpur
September 19, 2003

Notes

1. The right of Foreigners to vote in respect of securities is subject to Section 41(2) of the Securities Industry (Central Depositories) Act, 1991; the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 and the Articles of Maybank

2. A Member entitled to attend and vote at the 43rd AGM is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote instead of him. A proxy shall be a Member of the Company, an Advocate, an approved Company Auditor or a person approved by the Companies Commission of Malaysia.

3. Form of Proxy of a corporation shall be given under its Common Seal.

4. Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur, by **October 9, 2003 at 11.30 a.m.**

5. For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.
6. For scripless shareholders, only members registered in the record of Depositors on or before 12.30 p.m on October 8, 2003 shall be eligible to attend the AGM.

EXPLANATORY NOTE ON SPECIAL BUSINESS

The proposed Resolution 9 if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next AGM of the Company.

Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements

Pursuant to Paragraph 8.28(2) of the KLSE Listing Requirements, appended hereunder are:-

1. Details of Directors standing for re-election as in Agenda 3 and 4 of the Notice of the Annual General Meeting are set out in the Directors' Profile appearing in the Annual Report.

2. For the financial year ended June 30, 2003, a total of 16 meetings were held. Details of attendance at Board Meetings held in financial year being as follows:-

Name of Director	No. of Meetings Attended
Tan Sri Mohamed Basir bin Ahmad	16/16
Dato' Richard Ho Ung Hun	16/16
Datuk Amirsham A Aziz	16/16
Raja Tan Sri Muhammad Alias bin Raja Muhd Ali	15/16
Encik Mohammad bin Abdullah	15/16
Dato' Mohd Hilmey bin Mohd Taib	15/16
Haji Mohd Hashir bin Haji Abdullah	16/16
Mr Teh Soon Poh	16/16
Datuk Abdul Rahman bin Mohd Ramli	15/16
Dato' Mohammed Hussein	15/16
Ms Hooi Lai Hoong (appointed wef September 2002)	14/14

The place, date and time of the meetings held:-

Meeting Dates	Time	Place
25.7.2002	10.00 a.m	Kuala Lumpur
26.8.2002 *	4.30 p.m	Kuala Lumpur
29.8.2002	2.30 p.m	Kuala Lumpur
20.9.2002	10.00 a.m	Kuala Lumpur
14.10.2002	9.30 a.m	Singapore
8.11.2002 *	4.30 p.m	Kuala Lumpur
28.11.2002	10.00 a.m	Kuala Lumpur
21.12.2002	9.30 a.m	Ipoh

30.1.2003	10.00 a.m	Kuala Lumpur
17.2.2003 *	4.30 p.m	Kuala Lumpur
27.2.2003	2.30 p.m	Kuala Lumpur
20.3.2003	10.00 a.m	Kuala Lumpur
24.4.2003	10.00 a.m	Kuala Lumpur
7.5.2003 *	4.30 p.m	Kuala Lumpur
30.5.2003	9.00 a.m	Kuala Lumpur
26.6.2003	10.00 a.m	Kuala Lumpur

* Special Board Meetings



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 13/10/2003 18:26:51
Reference No MB-031013-60711

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Maybank's 43rd Annual General Meeting ("AGM")

* **Contents :-**

Maybank is pleased to announce that at its AGM held on October 11, 2003, the shareholders of Maybank have approved all the Resolutions as per the Notice of AGM dated September 19, 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


RECEIVED
2005 FEB -4

General Announcement
Reference No **MM-040719-61515**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**19/07/2004**

Type : **Announcement**
Subject : MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

NOTICE OF EXTRAORDINARY GENERAL MEETING

Contents :

On behalf of the Company, AmMerchant Bank Berhad is pleased to announce that the Company will be holding its Extraordinary General Meeting (6th) ("**EGM**") at 51st Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur on Wednesday, 11 August 2004 at 11.30 a.m. to consider and, if thought fit, passing the following resolutions :-

1) Proposed establishment of a new employee share option scheme of up to fifteen percent (15%) of the issued and paid-up share capital of the Company;

2) Grant of options to Tan Sri Mohamed Basir Bin Ahmad, the Chairman of the Company;

3) Grant of options to Dato' Richard Ho Ung Hun, the Vice-Chairman of the Company;

4) Grant of options to Datuk Amirsham A Aziz, the President and Chief Executive Officer of the Company;

5) Grant of options to Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali, the Non-Executive Director of the Company;

6) Grant of options to Mohammad Bin Abdullah, the Non-Executive Director of the Company;

7) Grant of options to Tuan Haji Mohd. Hashir bin Haji Abdullah, the Non-Executive Director of the Company;

8) Grant of options to Teh Soon Poh, the Non-Executive Director of the Company;

9) Grant of options to Datuk Haji Abdul Rahman bin Mohd. Ramli, the Non-Executive Director of the Company;

10) Grant of options to Dato' Mohammed Hussein, the Deputy President of the Company;

11) Grant of options to Hooi Lai Hoong, the Deputy President of the Company;

12) Grant of options to Tunku Alizakri bin Raja Muhammad Alias, a person connected

13) Proposed increase in authorised share capital;

14) Proposed amendments to the Clause 5 of the Memorandum of Association, Articles 3(1) and 6(3) of the Articles of Association of Maybank; and

15) Proposed amendments to the Articles 118 and 119 of the Articles of Association of Maybank.

The full text of the Notice of the EGM to be published in New Straits Times tomorrow, 20 July 2004 is attached herewith for your attention.

This announcement is dated 19 July 2004.


Malayan Banking Berhad.pdf

NOTICE OF 44TH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 44th Annual General Meeting (AGM) of the Shareholders of Malayan Banking Berhad (3813-K) (Maybank) will be held at Nirwana Ballroom, Mutiara Hotel, Jalan Sultan Ismail, Kuala Lumpur on Monday, 11 October 2004 at 11.30 a.m. for the purpose of transacting the following Business:-

AS ORDINARY BUSINESS

1. To receive the Reports of the Directors and Auditors and the Audited Financial Statements the financial year ended 30 June 2004. — Resolution 1

2. To declare a final dividend of 25 sen per share less 28% income tax for the financial year ended 30 June 2004 as recommended by the Board. — Resolution 2

3. To re-elect the following directors who are retiring by rotation in accordance with Articles 96 and 97 of the Articles of Association of Maybank (the Company) and being eligible have offered themselves for re-election:-

    (i) Tuan Haji Mohd Hashir bin Haji Abdullah; — Resolution 3

    (ii) Teh Soon Poh; and — Resolution 4

    (iii) Dato' Mohammed Hussein — Resolution 5

4. To re-elect the following directors who are retiring in accordance with Article 100 of the Articles of Association of Maybank and being eligible have offered themselves for re-election :-

    (i) Datuk Megat Zaharuddin bin Megat Mohd Nor; and — Resolution 6

    (ii) Md Agil bin Mohd Natt — Resolution 7

5. To consider and if thought fit, pass the following Resolution in accordance with Section 129(6) of the Companies Act, 1965:-

    "That the following directors retiring in accordance with Section 129 of the Companies Act, 1965 be and are hereby re-appointed as directors of the Company to hold office until the next AGM:-

    (i) Dato' Richard Ho Ung Hun; and — Resolution 8

    (ii) Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali. " — Resolution 9

6. To approve the directors' fees of RM656,830.62 in respect of the financial year ended 30 June 2004. — Resolution 10

7. To re-appoint Messrs. Ernst & Young as Auditors of Maybank to hold office until the conclusion of the next AGM in the year 2005 and to authorise the Board to fix their remuneration. — Resolution 11

AS SPECIAL BUSINESS

8. To consider and if thought fit, to pass the following Ordinary Resolution:- — Resolution 12

   "That pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next AGM and upon such terms and conditions and for such purposes and to such person or persons as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed 10 per centum (10%) of the issued share capital of the Company for the time being, subject always to the approvals of all the relevant regulatory authorities being obtained for such issue and allotment."

Notice of Dividend Entitlement and Closure of Books

NOTICE IS HEREBY GIVEN that subject to the approval of the shareholders at the AGM to be held on 11 October 2004, a final dividend of 25 sen per share less 28% income tax for the financial year ended 30 June 2004 will be paid on 27 October 2004 to shareholders registered in the Register of Members at the close of business on 14 October 2004.

NOTICE IS HEREBY GIVEN that the Register of Members will be closed from 15 October 2004 to 16 October 2004, for the determination of shareholders' entitlements to the final dividend.

A depositor shall qualify for the entitlements to the final dividend only in respect of:-

a. Shares deposited into the Depositors' Securities Accounts before 12.30 p.m on 12 October 2004 (in respect of shares exempted from mandatory deposit).

b. Shares transferred to the Depositors' Securities Accounts in respect of ordinary transfers before 4.00 p.m on 14 October 2004.

c. Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

By Order of the Board,

MAHIRAM HUSIN
LS007885
Company Secretary

Kuala Lumpur
20 September 2004

Notes

1. The right of foreigners to vote in respect of securities is subject to Section 41(2) of the Securities Industry (Central Depositories) Act, 1991, the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 and the Articles of Maybank.

2. A member entitled to attend and vote at the 44th AGM is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote instead of him. A proxy shall be a member of the Company, an Advocate, an approved company Auditor or a person approved by the Companies Commission of Malaysia.

3. Form of Proxy of a corporation shall be given under its Common Seal.

4. Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, by 9 October 2004 at 11.30 a.m.

5. For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.

6. For scripless shareholders, only members registered in the record of Depositors on or before 12.30 p.m on 6 October 2004 shall be eligible to attend the AGM.

7. **EXPLANATORY NOTE ON SPECIAL BUSINESS**

   The proposed Ordinary Resolution 12 if passed, is to give the directors of the company flexibility to issue and allot shares for such purposes as the directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next AGM of the Company.

8. **Bursa Malaysia Securities Berhad's Listing Requirements**

   Pursuant to Paragraph 8.28(2) of the Bursa Malaysia Securities Berhad's Listing Requirements, appended hereunder are:-

   8.1 Details of Directors standing for re-election as in Agenda 3, 4 and 5 of the Notice of the AGM are set out in the Directors' Profile appearing in the Annual Report.

8.2 For the financial year ended 30 June 2004, a total of 16 meetings were held. Details of attendance at Board Meetings held in the financial year ended 30 June 2004 being as follows:-

Name of Director	No. of Meetings Attended
Tan Sri Mohamed Basir bin Ahmad	14/16
Dato' Richard Ho Ung Hun	16/16
Datuk Amirsham A Aziz	15/16
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	16/16
Mohammad bin Abdullah	15/16
Haji Mohd Hashir bin Haji Abdullah	16/16
Teh Soon Poh	15/16
Datuk Abdul Rahman bin Mohd Ramli	16/16
Dato' Mohammed Hussein	12/16
Hooi Lai Hoong	14/16

8.3 The dates, time and place of the meetings held:-

Meeting Dates	Time	Place
17.7.2003	9.00 a.m.	Kuala Lumpur
25.7.2003	9.00 a.m.	Kuala Lumpur
25.8.2003	4.00 p.m.	Kuala Lumpur
28.8.2003	10.15 a.m.	Kuala Lumpur
25.9.2003	9.30 a.m.	Bahrain
30.10.2003	10.00 a.m.	Kuala Lumpur
7.11.2003	4.30 p.m.	Kuala Lumpur
20.11.2003	10.00 a.m.	Kuala Lumpur
12.12.2003	9.00 a.m.	Singapore
29.1.2004	10.00 a.m.	Kuala Lumpur
20.2.2004	4.30 p.m.	Kuala Lumpur
26.2.2004	10.00 a.m.	Kuala Lumpur
26.3.2004	10.00 a.m.	Kuala Lumpur
29.4.2004	10.00 a.m.	Kuala Lumpur
11.5.2004	4.30 p.m.	Kuala Lumpur
27.5.2004	10.00 a.m.	Kuala Lumpur
24.6.2004	10.00 a.m.	Kuala Lumpur



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 11/10/2004 18:49:45

Reference No MB-041011-7808B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Malayan Banking Berhad (3813-K)
*	Stock name	: MAYBANK
*	Stock code	: 1155
*	Contact person	: Mahiram Husin
*	Designation	: Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Maybank's 44th Annual General Meeting

* Contents :-

Maybank is pleased to announce that at its Annual General Meeting ("AGM") on October 11, 2004, the shareholders of Maybank have approved all the Resolutions as per the Notice of AGM dated September 20, 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 23/07/2004 18:02:03
Reference No MB-040723-62473

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad (3813-K)
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Maybank's Acquisition of Substantial Shares in Dceil International Berhad

* Contents :-

Malayan Banking Berhad ("Maybank") wishes to announce that as a result of a debt restructuring scheme of Pancaran Ikrab Berhad, Maybank became a substantial shareholder of Dceil International Berhad ("DCIL") on July 16, 2004 vide the acquisition of 7,956,072 ordinary shares of RM1.00 each in DCIL.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

from KLSE website

f. KLSE announcement

General Announcement
Reference No HP-040729-58795

Company Name : HEITECH PADU BERHAD
Stock Name : HTPADU
Date Announced : 29/07/2004

Type : Announcement
Subject : ACQUISITION OF SHARES IN INTER-CITY MPC (M) SDN. BHD.

Contents :

1. Introduction

HeiTech Padu Berhad ("HeiTech") is pleased to announce that HeiTech had today acquired 6,480,000 ordinary shares of par value RM1.00 in Inter-City MPC (M) Sdn Bhd ("InterCity") for total cash consideration sum of RM12,600,000 ("the Acquisition").

2. Background Information

The Acquisition was in accordance to a Conditional Sale of Shares Agreement with Datu Haji Subirin bin Haji Sahan & Baeiah binti Jikun ("vendors") dated 18 May 2004, following which HeiTech will now hold 90% shareholding interest in InterCity.

HeiTech had then obtained the Foreign Investment Committee approval on the 16 June 2004 for the Acquisition.

InterCity is Malaysia's home-grown mail processing services provider, offering outsourcing value through mail processing services, digital printing on demand, pre-sorting mail services, polywrapping services, supply of paper and envelopes, document processing systems and facility management.

The Banking and Insurance Sectors is the largest customer base contributing 80% of InterCity's revenue based on financial year ended 29th February 2004. The growth in this sector is expected to continue based on anticipated stronger performance of the private sector and growth of the overall economy for the fiscal year 2004 onwards.
Other outsourced mailing services includes contributions from Public Sectors, which is represented by the local councils, municipal councils and state councils.

3. Salient Terms of the acquisition

The Acquisition will result in HeiTech having substantial shareholding in InterCity, thus expanding HeiTech's array of record management services to meet the local demand of IT outsourcing services, especially in the private

Credit

sector. Furthermore, InterCity is expected to provide a continuous and steady flow of earnings to HeiTech, thus expanding the recurring revenue base.

In addition, HeiTech grants the vendors the option to subscribe up to 20% shares of the total paid up capital of InterCity, within 2 years at the price of RM1.94 per share plus holding cost of 6% and 7% per annum respectively.

4. Financial Effect

i) Share Capital

The Acquisition will not have any effect on HeiTech's issued and paid up share capital.

ii) Earnings

The Acquisition is expected to have positive effect on the earnings of HeiTech Group for the year ending 31 December 2004 and future earnings of HeiTech Group.

The audited and draft income statement of InterCity as follows:

	Audited 29.2.2004	**Audited 28.2.2003**	**Audited 28.2.2002**
Turnover	27,515,128	24,173,312	22,075,491
Profit for the year	4,276,764	2,979,975	2,373,568
Taxation	(1,103,300)	67,060	(348,215)
Profit after taxation	3,173,464	3,047,035	2,025,353

iii) Net Tangible Assets

The proforma effects of the Acquisition on the NTA of HeiTech Group, based on the audited consolidated balance sheet of HeiTech for the financial year ended 31 December 2003, are illustrated below.

	(I)	**(II)**
	Audited as at 31 December 2003	**After completion of the Inter-City Acquisition**
	RM'000	**RM'000**
Share capital	100,000	100,000
Share premium	16,500	16,500
Retained profits	59,297	58,964

Shareholders' fund	175,797	175,464
Reserve arising from consolidation	228	228
Minority interests	723	1,410
	176,748	177,102
Less: Intangibles	(5,044)	(5,044)
: Goodwill on acquisition*	-	(6,406)
NTA	171,704	165,652
NTA per share (RM)	1.71	1.66

Note:
**Computed based on the acquisition price of RM12,600,000 and the attributable NTA of Inter-City amounting to RM6,193,998 based on Audited Accounts For Financial Year Ended 29th February 2004.*

5. Proposed Acquisition Synergy

HeiTech is involved in a whole array of ICT outsourcing with core competencies in systems integration and application development, maintenance, managed network services, disaster recovery services and record management services. The acquisition will expand and fortify HeiTech's record management services outsourcing capabilities in the ICT industry whilst further enhancing the quality of recurring revenue for the Company.

From financial perspective, the acquisition shall improve overall revenue by 12%, the record management services by 10%, improve recurring revenue by 4% from 62%, whilst improving private sector base from 37% to 41% based on HeiTech financial year ended 31st December 2003 and InterCity unaudited financial statement as of 29th February 2004.

6. Directors' and Substantial Shareholders' Interest

None of the Directors or substantial shareholders or any person connected to the Directors or substantial shareholders of HeiTech has any interest, either direct or indirect in the acquisition.

7. Statement of the Directors

The Board of Directors of HeiTech considers the Acquisition to be in the best interest of HeiTech.



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 25/02/2004 18:57:25
Reference No MB-040225-7158C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad (3813-K)
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Disposal of Shares in Malaysian Industrial Development Finance Bhd ("MIDF")

* **Contents :-**

Malayan Banking Berhad ("Maybank"), wishes to announce that it has ceased to be a substantial shareholder of MIDF on 24 February 2004, as a result of the disposal of 58,700,000 ordinary shares of RM1.00 each in MIDF by Maybank on the same date.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 30/07/2004 19:28:48

Reference No MB-040729-9D1CF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

DISPOSAL OF THE SUBSIDIARY, INTER-CITY MPC (M) SDN BHD ("THE DISPOSAL") PURSUANT TO CHAPTERS 9.19(24) AND 10.02 AND 10.08 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD

* **Contents :-**

1. Introduction

Malayan Banking Berhad ("Maybank") wishes to announce that Kerlipan Bersinar Sdn Bhd ("KBSB") which is a subsidiary of Mayban Ventures Sdn Bhd ("MVSB"), a subsidiary of Maybank, had on 29 July 2004 disposed 7.2 million ordinary shares in Inter-City MPC (M) Sdn Bhd ("ICM") representing 100% of the paid-up capital of ICM for a consideration of RM12.5 million to Datu Hj Subirin bin Hj Sahan (NRIC No. 570114-01-5011) and Baeiah binti Jikun (NRIC No. 561219-01-5646) both parties of No. 27, Jalan SS19/4G, 47500 ("the Purchasers").

2. Description of the Business

The business activity of ICM is bulk mail processing.

3. Details of the Consideration

The consideration of RM12.5 million was arrived at on a "willing buyer - willing seller" basis after negotiations.

Based on the Conditional Sale and Purchase Agreement on the disposal of ICM between KBSB and the Purchasers dated 30 March 2004, the disposal is conditional upon the satisfaction of the following:-

purchase of the shares being obtained;.

b. The approval of the Foreign Investment Committee being obtained for the purchase of the shares which approval shall be procured by the Purchasers; and

c. Receipt by ICM a letter of undertaking from the Purchasers to be addressed to ICM whereupon the Purchasers undertake to continue to honour and fulfill the Shares Option and the Profit Sharing Scheme that have been extended to the identified key personnel of ICM as are more particularly described in the Option Agreement and the Extract of the Minutes of the Board of Directors Meeting of ICM on 28 February 2002 respectively.

The considerationwas to be satisfied by the following manner :-

a. An amount equivalent to ten (10%) per centum of the consideration shall be paid upon execution of this Agreement; and

b. The balance of the consideration shall be paid in full by the Purchasers to the ICM on or before the Completion Date PROVIDED that if the Purchasers are unable to make the payment by the Completion Date, ICM shall automatically grant to the Purchasers a further period of thirty (30) days from the Completion Date ("Extended Completion Date") in which to make such payment and the Purchasers shall pay holding costs on the consideration unpaid at the rate of one per cent (1%) per annum above the base lending rate of Maybank to be calculated daily on the amount remaining unpaid from the first day following the Completion Date until the date of actual full payment thereof.

4. Financial Information

Based on the last audited account of ICM for the year ended 29 February 2004, the Profit After Tax was RM3.17 million against a turnover of RM27 million. The Net Tangible Asset was RM6.82 million.

5. Effect of the Disposal

The disposal would not have any material financial impact on Maybank's earnings per share, net tangible assets per share and substantial shareholders' shareholdings.

6. Gain of the Disposal and Application of the Sale Proceed

The disposal reflects a gross disposal gain of RM5.3 million at KBSB. The sale proceed of RM12.5 million is intended by MVSB for the distribution to the shareholders of KBSB.

7. Liabilities

There is no liability to be assumed by the Purchasers.

8. Cost of Investment

Prior to MVSB's investment in KBSB, ICM was already a subsidiary of KBSB. MVSB 's original investment in KBSB on 2.9.96 amounted to RM4.95 million in Redeemable Convertible Preference Shares ("RCPS") and as a result of MVSB's conversion of the RCPS into ordinary shares, KBSB and ICM became subsidiaries of MVSB on 28.2.2002.

9. Approvals Required

The disposal had been approved by the Foreign Investment Committee on 16 June 2004 and the shareholders of KBSB on 30 March 2004. No approval of the shareholders of Maybank is required.

10. Details of Interest of Directors, Substantial Shareholders and Persons Connected to Them

The disposal is a related party transaction by virtue of the Purchasers being directors of KBSB and ICM and Datu Haji Subirin bin Haji Sahan's substantial shareholding in KBSB.

11. Rationale

KBSB and ICM form part of MVSB investment which had matured and the disposal of ICM is an action to realise venture capital gain.

12. Sale and Purchase Agreement

The Sale and Purchase Agreement on the disposal was executed on 30 March 2004 but no announcement was made, pending fulfilment of the conditions precedent.

The disposal was completed on 29 July 2004. The Sale and Purchase Agreement could be inspected at MVSB, 26th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur.

13. Statement by the Board of Directors

The Board of MVSB having taken into consideration all relevant facts and merit of the disposal,

14. The Securities Commission's Policies and Guidelines on Issue/Offer of Securities

The disposal is in accordance with the the Securities Commission's Policies and Guidelines on Issue/Offer of Securities.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 14/10/2003 19:05:55
Reference No MB-031014-62149

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Malayan Banking Berhad (3813-K)
*	Stock name	: MAYBANK
*	Stock code	: 1155
*	Contact person	: Mahiram Husin
*	Designation	: Company Secretary

*	Date of change	: 12/10/2003
*	Type of change	: Retirement
*	Designation	: Non-Executive Director
*	Directorate	: ○ Executive ○ Independent & Non Executive ● Non Independent & Non Executive
*	Name	: Dato' Mohd Hilmey bin Mohd Taib
*	Age	: 50
*	Nationality	: Malaysian
*	Qualifications	: MBA (UK), Member of MIA, Bachelor of Econs (Hons) Accounting, Diploma in Accounting
*	Working experience and occupation	: Executive Chairman of HeiTech Padu Bhd.
*	Directorship of public companies (if any)	: Pengurusan Kumipa Bhd, PASDEC Holdings Bhd., Maybank Philippines Incorporated and PhileoAllied Securities (Philippines) Incorporated.
*	Family relationship with any director and/or major shareholder of the listed issuer	: Nil
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: Nil
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● Yes ○ No

Remarks :

The Board of Maybank wish to announce that at Maybank's recent AGM on 11.10.03, Dato'Mohd Hilmey has retired as a director of Maybank pursuant to Maybank's Articles of Association and did not seek re-election as a director. This is to enable him to focus on his increasing responsibilities with HeiTech Padu Bhd, which is also a public listed company.

Dato' Mohd Hilmey had served on the Maybank Board for more than eight years since his appointment as a director on 27th March 1995 and during his tenure as a director of Maybank, he had contributed to Maybank's growth and achievements.



Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 19/07/2004 19:04:31
Reference No MB-040719-69A31

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Malayan Banking Berhad(3813-K)
*	Stock name	: MAYBANK
*	Stock code	: 1155
*	Contact person	: Mahiram Husin
*	Designation	: Company Secretary

*	Date of change	: 19/07/2004
*	Type of change	: Appointment
*	Designation	: Director
*	Directorate	: ○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
*	Name	: Datuk Megat Zaharuddin Bin Megat Mohd Nor
*	Age	: 55
*	Nationality	: Malaysian
*	Qualifications	: B.Sc (Honours) in Mining Engineering from Royal School of Mines, Imperial College of Science and Technology, London University, U.K. (1972). Associate of Royal School of Mines.
*	Working experience and occupation	: Datuk Megat is a member of International Centre For Leadership in Finance and the Capital Market Development Fund. He had 31 years of experience in international oil, gas and petrochemicals business and his last post was as the Regional CEO/Business Managing Director of Shell Exploration and Production International B.V. prior to his retirement in 2003.
*	Directorship of public companies (if any)	: Maxis Communication Berhad
*	Family relationship with any director and/or major shareholder of the listed issuer	: NIL
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: NIL
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● Yes ○ No
	Remarks	:

f - Bursa [illegible]

RECEIVED

2005 FEB -4 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 03/09/2004 17:48:27
Reference No MB-040903-49891

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mahiram Husin**
*	Designation	: **Company Secretary**

*	Date of change	: **04/09/2004**
*	Type of change	: **Appointment**
*	Designation	: **Director**
*	Directorate	: ● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Md. Agil Mohd Natt**
*	Age	: **52**
*	Nationality	: **Malaysian**
*	Qualifications	: **B.Sc Econ (Hons), Master of Science in Finance and Advanced Management Programme (Harvard)**
*	Working experience and occupation	: **Joined the Maybank Group in 1995 as Senior General Manager, Maybank. From 2000 to 3.9.2004, he was the CEO and Director of Aseambankers Malaysia Berhad**
*	Directorship of public companies (if any)	: **Current directorships in public companies include Cagamas Berhad, Mayban Discount Berhad and Mayban Unit Trust Berhad. He is currently the Council member of the Association of Merchant Banks and a member of Advisory Council of the International Centre for Leadership in Finance.**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **No family relationship with any Director or major shareholder of Maybank. Save for the new ESOS which had been approved by the shareholders at the EGM held on 11.8.2004, there is no conflict of interest with Maybank and has never been charged for any offence.**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **59,600 Maybank shares**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ○ **No**

Remarks :
On 4.9.2004 he is also made the Deputy President of Maybank.

Le f - Bursa M'sia Announcement



Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 03/09/2004 17:48:44
Reference No MB-040903-494A7

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mahiram Husin**
*	Designation	: **Company Secretary**

*	Date of change	: **03/09/2004**
*	Type of change	: **Retirement**
*	Designation	: **Director**
*	Directorate	: ● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Ms. Hooi Lai Hoong**
*	Age	: **55**
*	Nationality	: **Malaysian**
*	Qualifications	: **B.Sc Econs (Hons), London School of Economics, University of London, FCA (England and Wales), Member of MIA and MICPA**
*	Working experience and occupation	: **She joined Maybank in 1982 and serves as the Deputy President and Director of Maybank since 4.9.2002.**
*	Directorship of public companies (if any)	: **Aseambankers Malaysia Berhad, Mayban Discount Berhad and Mayban General Assurance Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **No family relationship with any Director or major shareholder of Maybank. Save for the new ESOS as disclosed in the Circular to shareholders for the EGM held on 11.8.2004, there is no conflict of interest with Maybank and has never been charged for any offence.**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **181,400 Maybank shares**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ○ **No**

Remarks :
On 4.9.2004, she also retires as Deputy President of Maybank.



Form Version 2.0

Change in Audit Committee

Submitted by MALAYAN BANKING on 12/05/2003 17:49:06
Reference No MB-030512-60068

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

* Date of change	:	24/04/2003
* Type of change	:	Appointment
* Designation	:	Chairman of Audit Committee
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Teh Soon Poh
* Age	:	66
* Nationality	:	Malaysian
* Qualifications	:	Barrister At Law (Middle Temple)
* Working experience and occupation	:	He was the former General Manager of Credit Control Division of Maybank prior to his retirement in 1992
* Directorship of public companies (if any)	:	Mayban Finance Bhd Mayban Trustees Bhd Mayban International Trust (Labuan) Bhd PhileoAllied Trustee Bhd Aseambankers Malaysia Bhd Maybank International (L) Ltd
* Family relationship with any director and/or major shareholder of the listed issuer	:	Nil
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	5247 ordinary shares of Maybank
* Composition of Audit Committee (Name and Directorate of members after change)	:	Teh Soon Poh (Chaiman) - Independent Director Tuan Hj Mohd Hashir Hj Abdullah - Independent Director Encik Mohammad Abdullah - Independent Director Datuk Abdul Rahman Mohd Ramli - Non-Independent Director
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● Yes ○ No

Remarks :

The new Chairman, Mr Teh Soon Poh, is elected among the same members of the Audit Committee and the composition remains unchanged.



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 28/08/2003 18:29:18
Reference No MB-030828-58387

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Malayan Banking Berhad
*	Stock name	: MAYBANK
*	Stock code	: 1155
*	Contact person	: Mahiram Binti Husin
*	Designation	: Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
IT Outsourcing Agreement

* Contents :-

1. Introduction

Pursuant to Para 10.02 of the KLSE Listing Requirements, Malayan Banking Berhad ("Maybank") wishes to announce that it had on August 28, 2003 entered into an estimated RM1.3 billion 10 year IT outsourcing agreement with CSC Computer Sciences Sdn Bhd and CSC Computer Sciences Pte Limited ("the CSC Group").

2. Details of theTransaction

The Board of Maybank had on the same date approved the appointment of CSC Group to provide IT infrastructure services, which include data center operations, desktop management, network management and IT help desk across the Maybank Group's operations in Malaysia and Singapore. Maybank's IT group would continue to be responsible for IT strategy and architecture, applications development and strategic projects.

3. Interest of Director and Person Connected

There is no interested person or connected person in this transaction.

4. Effect of the Transaction

This contract is entered into as an ordinary course of business and at arms length basis. It is not expected to have any material financial impact on Maybank's earnings per share, net tangible assets per share and substantial shareholders' shareholdings.

5. Statement by the Board of Directors

Having considered all the relevant facts and merits of this transaction, the Board of Directors is of the opinion that this transaction is in the best interest of Maybank and its shareholders.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 17/08/2004 18:36:17
Reference No MB-040817-522AE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Malayan Banking Berhad's Proposed Acquisition of the Assets and Liablilities of Mayban Finance Berhad

* **Contents :-**

1. INTRODUCTION

Malayan Banking Berhad ("Maybank") wishes to announce that pursuant to Bank Negara Malaysia's amendments to the Banking and Financial Institutions Act 1989 ("BAFIA") which took effect from January 1, 2004, which allows a licensed banking company to carry out banking business as well finance company business, Maybank had on July 2, 2004 entered into an agreement with its wholly owned subsidiary, Mayban Finance Berhad ("MFB") whereby MFB shall sell and Maybank shall accept the transfer of the Business comprising of the Assets and Liabilities of MFB and that all parties shall thereafter merge the business with Maybank's banking business ("the Transaction"), with effect from October 1, 2004 ("the Completion Date").

2. DESCRIPTION OF THE BUSINESS

MFB currently transacts finance company business in Malaysia pursuant to its license

3. DETAILS OF THE TRANSACTION AND THE CONSIDERATION

The Transaction involves an acquisition of the entire assets and liabilities of MFB including three (3) wholly-owned subsidiary companies, namely Mayfin Nominees Sdn Bhd, Aseam Credit Sdn Bhd and Aseamlease Bhd by Maybank.

The consideration for the acquisition shall be MFB's Net Book Value as at September 30, 2004. As at June 30, 2004, net book value of the company was RM2.46 billion.

The consideration shall be settled by internally generated funds.

4. CONDITION PRECEDENTS

The Transaction is subject to the conditional upon approvals being obtained from the following and no announcement was made earlier pending all the approvals being obtained:

(i) Minister Of Finance/Bank Negara Malaysia ("BNM");
(ii) Foreign Investment Committee (FIC);
(iii) Shareholders of MFB;
(iv) Board Of Directors of Maybank; and
(v) The Vesting Order from the High Court.

All the abovementioned approvals have been duly obtained, the last approval being the Vesting Order which was obtained today from the High Court.

5. RATIONALE FOR THE PROPOSED TRANSACTION

Upon completion of the Transaction, the finance company business of MFB will be

entity will be able to benefit from economies of scale. The Transaction and the integration of the business are in tandem with Maybank's strategy to further strengthen its position as the pre-eminent financial services group in Malaysia.

6. FINANCIAL EFFECTS

6.1 Share Capital

The Proposed Transaction will not have any effect on the share capital of Maybank.

6.2 Earnings

The Proposed Transaction is expected to contribute positively to the future earnings of Maybank

6.3 Net Tangible Asset ("NTA")

The Proposed Transaction is not expected to have any material effect on the NTA of Maybank. At the Maybank Group level there is also no impact to the earnings of the Group.

7. STATEMENT BY THE BOARD OF DIRECTORS

The Board of Maybank having taken into consideration all relevant facts and merit of the disposal, is of the opinion that it is in the best interest of Maybank and its shareholders.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RECEIVED
2005 FEB -4 A 11:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Form Version 2.0
General Announcement
Submitted by MB_ASEAMBANKERS on 01/09/2004 07:01:31 PM
Reference No CU-040901-64372

Submitting Merchant Bank (if applicable)	:	**Aseambankers Malaysia Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not Applicable**
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Azhar Mohd Zabidi**
* Designation	:	**Vice President, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Malayan Banking Berhad ("Maybank" or "the Company")
Submission of a preliminary non-binding bid in relation to the sale of majority interest in PT Bank Permata Tbk ("Bank Permata") by PT Perusahaan Pengelola Aset (Persero) ("PPA") ("Proposed Acquisition of Bank Permata")

* **Contents :-**

On behalf of Maybank, Aseambankers Malaysia Berhad announces that the Company, together with Khazanah Nasional Berhad and PT Jaminan Sosial Tenaga Kerja (Persero) (collectively referred to as the "Consortium") had on 30 August 2004 submitted a preliminary non-binding bid to PPA in relation to the Proposed Acquisition of Bank Permata, which involves the acquisition of a 51% equity interest in Bank Permata which the Republic of Indonesia is divesting through PPA.

Bank Permata was formed in September 2002 through a merger of 5 Indonesian banks which were previously under the management of the Indonesian Bank Restructuring Agency. Bank Permata is currently the 7th largest commercial banking group in Indonesia with total assets of approximately IDR29 trillion (or approximately USD3.2 billion) as at 31 December 2003. Bank Permata is listed on the Jakarta Stock Exchange and is primarily involved in lending to the Consumer and Small-to-Medium Industry sector with more than 300 branches located nationwide.

Maybank's participation in the Proposed Acquisition of Bank Permata represents an opportunity for Maybank to expand its banking activities in Indonesia.

Maybank is currently waiting for formal notification from PPA in relation to its decision on the short listing of candidates, who will then be invited to submit formal bids for the acquisition at a later date. In view of the nature of the process for the Proposed Acquisition of Bank Permata, further announcements on this proposal will be made in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by MB_ASEAMBANKERS on 11/10/2004 07:04:02 PM
Reference No CU-041008-60723

Submitting Merchant Bank (if applicable)	:	**Aseambankers Malaysia Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not Applicable**
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Azhar Mohd Zabidi**
* Designation	:	**Vice President, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Malayan Banking Berhad ("Maybank")
Proposed acquisition of 51% equity interest in PT Bank Permata Tbk ("Bank Permata") in the Republic of Indonesia ("Proposed Acquisition of Bank Permata")

* **Contents :-**

Further to the announcements dated 1 and 6 September 2004, Aseambankers Malaysia Berhad announces, on behalf of Maybank, that the Maybank-led consortium (comprising Maybank, Khazanah Nasional Berhad and PT Jaminan Sosial Tenaga Kerja (Persero) (collectively referred as the "Consortium")) had on 7 October 2004 submitted to PT Perusahaan Pengelola Aset (Persero) ("PPA"), its final and binding bid package in relation to the Proposed Acquisition of Bank Permata.

In accordance with the relevant sales process, PPA had on 8 October 2004 announced the preferred bidder. In this regard, we announce that the Maybank-led Consortium has not been successful in its bid for the Proposed Acquisition of Bank Permata.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


RECEIVED

General Announcement
Reference No **CU-030801-62096**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**01/08/2003**

Type : **Announcement**
Subject : **MALAYAN BANKING BERHAD ("Maybank" or "the Company")**
- Proposed Establishment Of An Employees Share Option Scheme ("Proposed ESOS")

Contents :

1. INTRODUCTION

Aseambankers Malaysia Berhad, on behalf of the Board of Directors of Maybank ("Board"), is pleased to announce that the Board has approved the Proposed ESOS for the benefit of all eligible employees and executive directors of the Maybank Group.

2. PARTICULARS OF THE PROPOSED ESOS

The Proposed ESOS will allow granting of options to all eligible employees and executive directors giving them the right to subscribe for new shares of RM1.00 each in Maybank, subject to terms and conditions of the by-laws of the Proposed ESOS.

The total number of shares which may be made available under the Proposed ESOS shall not exceed ten percent (10%) of the issued and paid-up ordinary share capital of the Company at any point of time during the existence of the Proposed ESOS.

The price at which the grantee is entitled to subscribe for shares under an option shall be the higher of:-

a) the weighted average market price for the shares for the five (5) market days immediately preceding the date of offer, subject to any discount (of not more than ten percent (10%)) which the Company may decide to give; or
b) the par value of the shares.

The new shares to be allotted upon the exercise of any option will upon allotment rank pari passu in all respects with the existing issued shares of the Company and will be subject to all the provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise, except that the shares so allotted will not be eligible for any dividends or distributions that may be declared or paid to shareholders which record date thereof precedes the date of allotment of the shares.

The duration of the Proposed ESOS shall be for 5 years.

3. RATIONALE FOR THE PROPOSED ESOS

The Proposed ESOS will assist the Company to:

(a) motivate and encourage eligible employees of the Maybank Group towards greater dedication and loyalty with enhanced productivity;

(b) reward and retain eligible employees whose services are vital to businesses within the Maybank Group; and

(c) allow eligible employees to participate in the equity of the Company.

4. FINANCIAL EFFECTS OF THE PROPOSED ESOS

The proforma financial effects of the Proposed ESOS on the share capital, net tangible assets ("NTA"), earnings and dividend are as follows:

4.1 Share Capital

The issued and paid-up share capital of the Company will be increased pursuant to the Proposed ESOS as set out in **Table 1** below.

4.2 NTA

The Proposed ESOS will have no immediate effect on the NTA of the Maybank Group until such time when the options granted pursuant to the Proposed ESOS are exercised.

The effect on the NTA will depend on the number of options exercised under the Proposed ESOS and the exercise price at any particular point of time.

4.3 Earnings

The Proposed ESOS will have no immediate effect on the earnings of the Company. However, the earnings per share of the Company may be diluted proportionately due to the increased number of shares after the full exercise of the Proposed ESOS.

4.4 Substantial Shareholding Structure

The Proposed ESOS will have no immediate effect on the substantial shareholding structure of the Company until such time the ESOS Options are exercised.

4.5 Dividend

The Proposed ESOS will have no immediate effect on dividend payable by the Company. The effect on dividend payable will depend on the number of options exercised and the date of the exercise of the options under the Proposed ESOS.

5. CONDITIONS

The Proposed ESOS is conditional upon the approvals of the following:

a) the Securities Commission;
b) the shareholders of the Company in general meeting;
c) the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares to be issued pursuant to the Proposed ESOS; and
d) any other relevant authorities

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

Save for Datuk Amirsham A. Aziz, Dato' Mohammed Hussein and Hooi Lai Hoong who are executive directors and therefore deemed interested in the Proposed ESOS, none of the other directors and substantial shareholders of Maybank have any interest, direct or indirect, in the Proposed ESOS.

7. SUBMISSION TO THE RELEVANT AUTHORITIES

Submission of the application to the relevant authorities will be made within three (3) months from the date of this announcement.

A circular to shareholders detailing the Proposed ESOS will be despatched to shareholders in due course.

TABLE 1 - Effect of the Proposed ESOS on share capital

	No of Ordinary Shares of RM1.00 Each	RM
Existing as at 10 July 2003	3,600,170,521	3,600,170,521
Maximum number of new shares to be issued pursuant to the exercise of the options under the Proposed ESOS	360,017,052	360,017,052

Enlarged Share Capital	3,960,187,573	3,960,187,573

General Announcement
Reference No **CU-040520-55421**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**20/05/2004**

Type : **Announcement**
Subject : **Malayan Banking Berhad ("Maybank")**
- Proposed Establishment of a New Employee Share Option Scheme ("Proposed ESOS")

Contents :

Aseambankers Malaysia Berhad on behalf of the Board of Directors of Maybank, is pleased to announced that the Securities Commission had vide its letter dated 17 May 2004 approved Maybank's application on the extension of implementation of its Proposed ESOS until 31 December 2004.

The Proposed ESOS is still pending the approval of the shareholders of Maybank which will be sought at an Extraordinary General Meeting to be convened.

L f - 8c

AmMerchant Bank

ANNOUNCEMENT FOR PUBLIC RELEASE

27 May 2004

Suruhanjaya Sekuriti
No. 3, Persiaran Bukit Kiara
Bukit Kiara
50490 Kuala Lumpur

Attention : Encik Kris Azman Abdullah

Dear Sir,

MALAYAN BANKING BERHAD ("Maybank" or "Company")

- **Proposed Amendments To The Employees' Share Option Scheme ("ESOS") ("Proposed ESOS Revision"); And**
- **Proposed Amendment To The Articles Of Association Pursuant To The Proposed ESOS Revision ("Proposed Amendment")**

(Collectively to be referred as "Proposals")

Please find enclosed a copy of the announcement on the above dated 27 May 2004 for your attention.

Yours faithfully
AmMerchant Bank Berhad

FOONG YEIN FUN
Director
Corporate Finance

HIDAYAH HASSAN
Associate Director
Corporate Finance

c.c. Maybank (Attn : Puan Mahiran Husin)



Form Version 2.0

General Announcement

Reference No MM-040527-59215

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Foong Yein Fun/Hidayah Hassan**
* Designation	:	**Director, CF/Assoc. Director**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")

- Proposed Amendments To The Employees' Share Option Scheme ("ESOS") ("Proposed ESOS Revision"); And
- Proposed Amendment To The Articles Of Association Pursuant To The Proposed ESOS Revision ("Proposed Amendment")

(Collectively to be referred as "Proposals")

* **Contents :-**

1. INTRODUCTION

We refer to the announcement of the Company dated 1 August 2003 wherein Aseambankers Malaysia Berhad had, on behalf of the Company, announced that, inter-alia, the Company is proposing to establish an ESOS ("**Previous Proposal**"). The Previous Proposal was approved by the Securities Commission ("**SC**") on 17 November 2003. Subsequently, the Company obtained the SC's approval vide its letter dated 17 May 2004 for an extension of time until 31 December 2004 to implement the Previous Proposal. However, as at the date of this announcement, the Company has not implemented the Previous Proposal.

On behalf of the Company, AmMerchant Bank Berhad ("**AmMerchant Bank**") would like to announce that the Company is now proposing to revise, inter-alia, certain terms of the Previous Proposal ("**Revised ESOS**") to incorporate the recent changes to the SC's Policies And Guidelines On Issue / Offer Of Securities ("**SC Guidelines**") and the Listing Requirements of the Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ("**Bursa Malaysia**") with respect to ESOS.

2. DETAILS OF THE PROPOSALS

2.1 **Proposed ESOS Revision**

The Proposed ESOS Revision entails, inter-alia, the participation of non-executive Directors, and the increase in the maximum number of ordinary shares of RM1.00 each ("**Shares**") in Maybank available for the Company's ESOS from ten percent (10%) of the total number of the issued and paid-up capital to fifteen percent (15%)

In summary, the principal features of the Revised ESOS pursuant to the Proposed ESOS Revision are as follows :-

(i) the maximum number of new Shares which may be allotted pursuant to the exercise of the options under the Revised ESOS **("Options")** shall be fifteen per cent (15%) of the total number of the issued and paid-up capital of the Company at any point of time during the existence of the Revised ESOS;

(ii) the employees eligible to participate in the Revised ESOS must be employed and on the payroll of Maybank and its subsidiaries ("**Maybank Group**") for a continuous period of at least twenty four (24) months including service during the probation period and is confirmed in service;

(iii) the non-executive Directors eligible to participate in the Revised ESOS must have been a non-executive Director of the Maybank Group for a continuous period of at least twenty four (24) months;

(iv) the Revised ESOS shall be in force for a period of five (5) years from its commencement and no further Option will be granted thereafter unless the shareholders of Maybank in a general meeting agree to continue with the Revised ESOS for a further period of five (5) years with or without variations, and subject to the approvals of relevant authorities, provided that the duration of the Revised ESOS including any extension, if any, shall not exceed a total period of ten (10) years from its commencement;

(v) The new Shares to be allotted upon any exercise of the Option will upon allotment rank pari passu in all respects with the then existing Shares except that the new Shares so issued will not rank for any dividends or other distribution declared, made or paid to shareholders prior to the date of allotment of such new Shares and will be subject to all the provisions of the Articles of Association of Maybank relating to transfer, transmission and otherwise; and

(vi) the subscription price shall be at a discount, within the limit allowed by the relevant authorities from time to time and shall be decided by the ESOS Committee at its discretion, to the weighted average market price of the Maybank Shares as shown in the daily official list issued by Bursa Malaysia for the five (5) market days immediately preceding the date of offer but shall in no event be less than the par value of the Share, whichever is higher.

2.2 Proposed Amendment

Pursuant to the Proposed ESOS Revision, the Company is proposing to amend the Articles of Association of Maybank in order to accommodate the new Shares to be issued upon exercise of the Options and to facilitate the granting of Options to non-executive Directors.

3. RATIONALE FOR THE PROPOSALS

The rationale for the Proposed ESOS Revision is to incorporate recent changes in the SC Guidelines and the Listing Requirements of Bursa Malaysia with respect to ESOS.

4. EFFECTS OF THE PROPOSALS

4.1 Share Capital

The change in the issued and paid-up share capital of Maybank as a result of the Proposed ESOS Revision is set out in **Table 1 of the Appendix** to this announcement.

4.2 Net Tangible Assets ("NTA")

The Proposed ESOS Revision will not have any immediate effect on the NTA of the Maybank Group until such time when the Options granted pursuant to the Revised ESOS are exercised.

However, the NTA of the Maybank Group is expected to be enhanced depending on the number of new Shares to be issued upon exercise of the Options granted and the exercise price of the Options thereof.

4.3 Earnings

The Proposed ESOS Revision will not have any immediate effect on the earnings of the Maybank Group. Any potential effect on future earnings depend on the number and exercise price of the Options exercised at any point in time as well as the utilisation of proceeds arising therefrom.

4.4 Substantial Shareholders' Shareholdings

The Proposed ESOS Revision will not have any immediate effect on the substantial shareholders' shareholdings in the Company until such time the Options are exercised.

4.5 Dividend

The Proposed ESOS Revision will not have any immediate effect on the dividend to be declared by the Company, if any.

The Proposed Amendment will have no effect on the share capital, NTA, earnings, substantial shareholders' shareholdings and dividends to be declared of the Company, if any.

5. CONDITIONS OF THE PROPOSALS

5.1 Proposed ESOS Revision

The Proposed ESOS Revision is subject to the following approvals :-

a) Bursa Malaysia including the listing of and quotation for the new Shares to be issued pursuant to the Proposed ESOS Revision;

b) Bank Negara Malaysia; and

c) any other relevant authorities.

5.2 Proposed Amendment

The Proposed Amendment is subject to the following approvals :-

a) Bank Negara Malaysia; and

b) the shareholders of the Company at an Extraordinary General Meeting ("**EGM**") to be convened.

The Revised ESOS is subject to the approval of the shareholders of the Company at an EGM to be convened.

The Revised ESOS is conditional upon the Proposed Amendment.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

6.1 Directors

All the Directors are deemed interested in the Proposed ESOS Revision by virtue of them being entitled to participate in the Revised ESOS.

Tunku Alizakri bin Raja Muhammad Alias ("**Tunku Alizakri**"), the son of Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali, a Non-Executive Director of Maybank, is also an employee of Maybank. Accordingly, Tunku Alizakri is deemed a person connected with Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali, and as such, Tunku Alizakri is deemed interested in the Proposed ESOS Revision by virtue of him being entitled to participate in the Revised ESOS.

Save as disclosed above, none of the persons connected with the Interested Directors have any interest, direct or indirect, in the Proposed ESOS Revision.

6.2 Major Shareholders

None of the major shareholders and / or persons connected with them have any interest, direct or indirect, in the Proposed ESOS Revision.

7. ADVISER

AmMerchant Bank has been appointed to act as Adviser to Maybank for the Proposed ESOS Revision.

8. SUBMISSION TO THE AUTHORITIES

Submission of the application to the relevant authorities for the Proposed ESOS Revision will be made within one (1) month from the date of this announcement.

This announcement is dated 27 May 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 1

	No. of Shares	Nominal Amount (RM)
Existing issued and paid-up Share capital as at 26 May 2004	3,600,171,921	3,600,171,921
To be issued assuming full exercise of the Options to be granted pursuant to the Previous Proposal	360,017,192	360,017,192
To be issued assuming full exercise of the additional Options to be granted pursuant to the Revised ESOS	180,008,596	180,008,596
Enlarged issued and paid-up share capital	4,140,197,709	4,140,197,709

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P. O. Box 10233
50708 Kuala Lumpur.

6/28/04



Form Version 2.0

General Announcement

Reference No MM-040628-63253

Submitting Merchant Bank (if applicable)	:	AmMerchant Bank Berhad
Submitting Secretarial Firm Name (if applicable)	:	N/A
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Foong Yein Fun/Siew Chen Yei
* Designation	:	Director/Executive

* Type : ● Announcement ○ Reply to query

* Subject :

MALAYAN BANKING BERHAD ("Maybank" or "Company")

Proposed Establishment Of A New Employees' Share Option Scheme (" Proposed ESOS")

* **Contents :-**

We refer to the announcements of the Company dated 1 August 2003 and 27 May 2004 respectively.

On behalf of Maybank, AmMerchant Bank Berhad is pleased to announce that the Company has obtained the approval-in-principle of Bursa Malaysia Securities Berhad ("**Bursa Malaysia**"), vide its letter dated 24 June 2004 (which was received on 25 June 2004), for the listing of such number of new ordinary shares of RM1.00 each representing up to 15% of the issued and paid-up share capital of Maybank to be issued pursuant to the exercise of options granted under the Proposed ESOS at any time during the existence of the Proposed ESOS.

Maybank is required to ensure full compliance of all the requirements pertaining to the Proposed ESOS as provided under the Listing Requirements of Bursa Malaysia at all times.

This announcement is dated 28 June 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Reference No MM-040714-60234

7/14/04

Submitting Merchant Bank (if applicable)	:	AmMerchant Bank Berhad
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Foong Yein Fun/Hidayah Hassan
* Designation	:	Director/Associate Director

* Type : ● Announcement ○ Reply to query

* Subject :

MALAYAN BANKING BERHAD ("Maybank" or "Company")

- **Proposed Amendments To The Employees' Share Option Scheme ("Proposed ESOS Revision"); And**
- **Proposed Amendment To The Memorandum And Articles Of Association Pursuant To The Proposed ESOS Revision.**

(Collectively to be referred as "Proposals")

* **Contents :-**

We refer to the announcements of the Company dated 1 August 2003, 27 May 2004 and 28 June 2004 respectively.

On behalf of Maybank, AmMerchant Bank Berhad is pleased to announce that the Company has obtained the approval of Bank Negara Malaysia vide its letter dated 14 July 2004 for the Proposals.

This announcement is dated 14 July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
[illegible]



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 14/04/2004 18:21:10
Reference No MB-040414-0E419

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Malayan Banking Berhad (3813-K)**
*	Stock name	:	**MAYBANK**
*	Stock code	:	**1155**
*	Contact person	:	**Mahiram Husin**
*	Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Related Party Transaction pursuant to Paragraphs 10.02 and 10.08 of the Malaysia Securities Exchange Berhad ("MESB") Listing Requirements ("the LR")

* **Contents :-**

1. Introduction

Malayan Banking Berhad ("Maybank") wishes to announce that it had on April 14, 2004 entered into an agreement with HeiTech Padu Berhad for a sum of RM 7,898,460.

2. Details of the Transaction and Rationale

The contract is for an initial period of two (2) years, for the Provision, Implementation and Maintenance of an Integrated Retail Scoring Solution (IRSS), which would provide Maybank with the system solution for the purpose of enhancing its credit risk management process. HeiTech Padu Berhad is an Information Technology solutions provider.

3. Related Party

The Transaction above is a Related Party Transaction pursuant to Paragraphs 10.02 and 10.08 of the LR.

4. Effect of the Transaction

The contract is entered into as an ordinary course of business and is not expected to have any material financial impact on Maybank's earnings per share, net tangible asset per share and substantial shareholders' shareholdings.

5 Approvals Required

The Transaction does not require Maybank's shareholders approval or approvals from any

6. Details of Interest of Directors, Substantial Shareholders and Persons Connected To Them

The Transaction is deemed to be a related party transaction by virtue of Y. Bhg. Dato' Mohd Hilmey bin Mohd Taib being a previous director of Maybank (retired on 12.10.2003), his current directorship on Maybank Philippines Incorporated (subsidiary of Maybank) and Y. Bhg. Dato' Mohd Hilmey bin Mohd Taib's substantial shareholding in HeiTech Padu Berhad.

7. Statement by the Board of Directors

The Board of Maybank having taken into consideration all relevant facts and merit of the transaction, is of the opinion that it is in the best interest of Maybank and its shareholders.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

f → KLSE



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 18/06/2004 17:14:52

Reference No MB-040617-61925

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Related Party Transaction pursuant to Paragraphs 10.02 and 10.08 of Bursa Malaysia Listing Requirements

* **Contents :-**

1. Introduction

The Board of Maybank ("Maybank") wishes to announce that Maybank had on June 18, 2004 entered into a related party transaction with HiTech Padu Berhad ("HPB") for a contract value of RM640, 000.00 ("the Transaction").

2. Related Party

The Transaction is a Related Party Transaction pursuant to Paragraph 10.08 of the LR.

3. Details of Transaction and Rationale

The contract is for a period of seventeen months, for the provision of a system solution.

4. Financial Effect

The Transaction is not expected to have any financial material impact on Maybank's earnings per share, net tangible assets per share and substantial shareholdings .

5. Approvals Required

The Transaction does not require Maybank shareholders' approval or approvals from any relevant authorities.

6. Details of Interest of Directors, Substantial shareholders and Persons Connected to Them

The Transaction is deemed to be a related party transaction by virtue of Y.Bhg. Dato' Mohd. Hilmey bin Mohd. Taib direct or indirect interest in the transaction and due to his directorship on Maybank Philippines Incorporated (subsidiary of Maybank).

7. Statement of the Directors

The Board having taken into consideration all aspects of the Transaction is of the opinion that it is in the best interest of Maybank.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **20/05/2003 17:25:46**
Reference No **MB-030520-00418**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad (3813-K)**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mahiram Husin**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following PO has transacted his options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of maybank's Issued Capital
Dato' Mohammed Hussein	May 13, 2003	8.00	70,000	0.0019



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 26/05/2003 17:56:49
Reference No MB-030526-2CD8F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following POs has transacted his options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Kassim Zakaria	May 23, 2003	8.00	10,000	0.000279



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 27/05/2003 17:46:47
Reference No MB-030527-E0A6F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following PO has transacted her options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Annie Lee Mew Yee	May 9, 2003	8.05	1,000	0.0000279
	May 26, 2003	8.05	1,000	0.0000279
	May 26, 2003	8.10	1,000	0.0000279



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **30/05/2003 18:22:05**
Reference No **MB-030530-360AC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following POs have transacted their options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Credited into CDS Account	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Sim Sin Hoon	May 29, 2003	7.10	1,200	0.000034
Norliza binti Mat Yatim	May 30, 2003	7.10	2,200	0.000061



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **03/06/2003 18:44:30**
Reference No **MB-030603-57D46**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mahiram Husin**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following POs have transacted their options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Credited into CDS Account/Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Kassim Zakaria	May 27, 2003	4.42	6,400	0.000178
Annie Lee Mew Yee	May 28, 2003 (sold)	8.20	1,000	0.000028
Yeap Kheng Hoon	May 28, 2003 (sold)	8.10	2,300	0.000064
Rosnah Lokman	May 28, 2003 (sold)	8.15	1,000	0.000028



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **06/06/2003 17:07:24**
Reference No **MB-030606-50609**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following POs have transacted their options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold/Credited to CDS Account	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Annie Lee Mew Yew	June 2, 2003 (sold)	8.20	1,000	0.0000279
Zulkiflee Abbas bin Abdul Hamid	May 27, 2003 (sold) May 28, 2003 (sold) May 29, 2003 (sold) March 27, 2003 March 27, 2003 April 3, 2003	8.10 8.15 8.55 4.42 9.15 6.79	2,000 3,000 5,000 45,300 3,600 5,000	0.0000558 0.0000837 0.00014 0.00126 0.0001 0.00014



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **20/06/2003 17:16:59**
Reference No **MB-030620-14758**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following POs have transacted their options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Credited to CDS Account/Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Vijaya Kumar	June 9, 2003	7.10	1,600	0.0000446
Norliza bt. Mat Yatim	June 16, 2003 (sold) June 19, 2003	8.45 7.10	2,200 3,000	0.0000614 0.0000837
Choo Yee Kwan	June 12, 2003 (sold)	8.65	3,900	0.00011
Balan a/l Sithamparam	May 29, 2003 (sold) May 30, 2003 (sold) June 16, 2003 (sold)	8.42 8.65 8.50	1,000 400 200	0.0000279 0.0000112 0.0000056
Sim Sin Hoon	June 16, 2003 (sold)	8.55	1,200	0.0000335



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 09/07/2003 17:40:45
Reference No MB-030709-D94C6

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad (3813-K)**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mahiram Husin**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following POs have transacted their options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Credited to CDS Account/Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Murziah binti Murad	July 3, 2003 (credited to CDS)	7.10	4,000	0.0001%
Murziah binti Murad	July 3, 2003	8.80 8.60	1,000 2,000	0.00003% 0.00006%
Tho Pik Yue	July 4, 2003	9.05	800	0.00002%
Lit Wye Phang	July 4, 2003	9.05	10,000	0.0003%

General Announcement
Reference No **MB-030718-7D08F**

Company Name : MALAYAN BANKING BERHAD
Stock Name : MAYBANK
Date Announced : 18/07/2003

Type : **Announcement**
Subject : **Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank**

Contents :

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following POs have transacted their options under the Maybank Group ESOS as per the table shown below.

Name of PO	Date Sold/Date Exercised	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Spencer Lee Tien Chye	July 7, 2003	9.10	20,000	0.00056
Johar Che Mat	July 4, 2003	9.00	2,000	0.000056
Balan A/L Sithamparam	July 10, 2003 (exercised)	6.79	1,200	0.000033
Rosnah Bt Lokman	July 3, 2003 (exercised)	7.10	800	0.000022



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 29/07/2003 17:56:05
Reference No MB-030725-2B770

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● ***Announcement*** ○ ***Reply to query***

* Subject :

Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following PO has transacted her options under the Maybank Group ESOS as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Credited to CDS Account	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Tho Pik Yue	July 10, 2003	7.66	800	0.000022

1. Financial Results

No.	Date released/disclosure made	Document	Authority
1.	7 May 2003	3rd quarter report for financial period ended 31 March 2003	Bursa Malaysia
2.	25 August 2003	4th quarter report for financial period ended 30 June 2003	Bursa Malaysia
3.	7 November 2003	1st quarter report for financial period ended 30 September 2003	Bursa Malaysia
4.	20 February 2004	2nd quarter report for financial period ended 31 December 2003	Bursa Malaysia
5.	25 February 2004	Amended 2nd quarter audited result for financial period ended 31 December 2003	Bursa Malaysia
6.	11 May 2004	3rd quarter report for financial period ended 31 March 2004	Bursa Malaysia
7.	30 August 2004	4th quarter report for financial period ended 30 June 2004	Bursa Malaysia
8.	8 November 2004	1st quarter report for financial period ended 30 September 2004	Bursa Malaysia

2. Entitlement (Notice of Book Closure)

No.	Date released/disclosure made	Document	Authority
9.	25 August 2003	Entitlement (Notice of Book Closure)	Bursa Malaysia
10.	20 February 2004	Entitlement (Notice of Book Closure)	Bursa Malaysia
11.	30 August 2004	Entitlement (Notice of Book Closure)	Bursa Malaysia

3. Semi Annual Return

No.	Date released/disclosure made	Document	Authority
12.	29 August 2003	Semi annual return as at 30 June 2003	Bursa Malaysia
13.	27 February 2004	Semi annual return as at 31 December 2003	Bursa Malaysia

14.	26 August 2004	Semi annual return as at 30 June 2004	Bursa Malaysia

4. Notice of Annual General Meeting ("AGM")

No.	Date released/disclosure made	Document	Authority
15.	18 September 2003	Notice of 43rd AGM	Bursa Malaysia
16.	13 October 2003	Notice of 43rd AGM where shareholders have approved all resolutions	Bursa Malaysia
17.	19 July 2004	Notice of Extraordinary General Meeting	Bursa Malaysia
18.	20 September 2004	Notice of 44 th AGM	Bursa Malaysia
19.	11 October 2004	Notice of 44th AGM where shareholders have approved all resolutions	Bursa Malaysia

5. Acquisition of Shares

No.	Date released/disclosure made	Document	Authority
20.	23 July 2004	Acquisition of shares of Dceil International Berhad	Bursa Malaysia
21.	29 July 2004	Acquisition of shares of Inter-City MPC (M) Sdn Bhd	Bursa Malaysia

6. Disposal of Shares

No.	Date released/disclosure made	Document	Authority
22.	25 February 2004	Disposal of shares in MIDF	Bursa Malaysia
23.	30 July 2004	Disposal of shares in Inter-City MPC (M) Sdn Bhd	Bursa Malaysia

7. Change in Boardroom

No.	Date released/disclosure made	Document	Authority
24.	14 October 2003	Retirement of director Dato' Hilmey bin Mohd Taib	Bursa Malaysia
25.	19 July 2004	Appointment of director Datuk Megat Zaharuddin bin Megat Mohd Nor	Bursa Malaysia
26.	3 September 2004	Appointment of director Md Agil Mohd Natt	Bursa Malaysia
27.	3 September 2004	Retirement of director Hooi Lai Hoong	Bursa Malaysia

8. Change in Audit Committee

No.	Date released/disclosure made	Document	Authority
28.	12 May 2003	Appointment of Mr. Teh Soon Poh as Chairman of Audit Committee	Bursa Malaysia

9. IT outsourcing

No.	Date released/disclosure made	Document	Authority
29.	28 August 2003	IT outsourcing Agreement with SCS Computer Services SDN Bhd and CSC Computer Services Limited	Bursa Malaysia

10. Proposed Acquisition

No.	Date released/disclosure made	Document	Authority
30.	17 August 2004	Maybank proposed acquisition of the assets and liabilities of Maybank Finance Berhad	Bursa Malaysia
31.	1 September 2004	Maybank submission of a preliminary non-binding bid in relation to the sale of majority interest in PT Bank Permata Tbk ("Bank Permata")	Bursa Malaysia
32.	11 October 2004	Maybank proposed acquisition of 51% equity interest in Bank Permata in the Republic of Indonesia ("Proposed Acquisition of Bank Permata")	Bursa Malaysia

11. Employee Share Option Scheme (ESOS)

No.	Date released/disclosure made	Document	Authority
33.	1 August 2003	Proposed establishment of a new Employees' Share Option Scheme ("ESOS")	Bursa Malaysia
34.	20 May 2004	Extension of proposed ESOS	Bursa Malaysia
35.	27 May 2004	Proposed Amendment to ESOS	Bursa Malaysia
36.	28 June 2004	Proposed ESOS	Bursa Malaysia
37	14 July 2004	Obtaining Approval of Bank Negara for Amendment	Bursa Malaysia

12. Related Party Transaction

No.	Date released/disclosure made	Document	Authority
38.	14 June 2004	Related Party Transaction pursuant to paragraphs 10.02 and 10.08 of Bursa Malaysia Listing Requirements – Hitech Padu Berhad	Bursa Malaysia
39.	18 June 2004	Related Party Transaction pursuant to paragraphs 10.02 and 10.08 of Bursa Malaysia Listing Requirements – Hitech Padu Berhad	Bursa Malaysia
40.	4 August 2004	Related Party Transaction pursuant to paragraphs 10.02 and 10.08 of Bursa Malaysia Listing Requirements – Hitech Padu Berhad	Bursa Malaysia

13. Dealing of Principal Officer(s) C'PO' of Maybank

No.	Date released/disclosure made	Document	Authority
41.	20 May 2003	Shares sold by Dato' Mohammed Hussein	Bursa Malaysia
42.	26 May 2003	Shares sold by Kassim Zakaria	Bursa Malaysia
43.	27 May 2003	Shares sold by Annie Lee Mew Yee	Bursa Malaysia
44.	30 May 2003	Shares sold by Sim Sin Hoon and Norliza binti	Bursa

		Mat Yatim	Malaysia
45.	3 June 2003	Shares sold by Kasim Zakaria, Annie Lee Mew Yew, Yeap Kheng Hoon and Rosnah Lokman	Bursa Malaysia
46.	6 June 2003	Shares sold by Annie Lee Mew Yew and Zulkiflee Abas bin Abdul Hamid	Bursa Malaysia
47.	20 June 2003	Shares sold by Vijaya Kumar, Norliza binti Mat Yatim, Choo Yee Kwan, Balan a/1 Sithamparam and Sim Sin Hoon	Bursa Malaysia
48.	9 July 2003	Shares sold by Murziah binti Murad, Tho Pik Yue and Lit Wye Phang	Bursa Malaysia
49.	18 July 2003	Shares sold by Spencer Lee Tien Chye, Johar Che Mat, Balan a/1 Sithamparam and Rosnah binti Lokman	Bursa Malaysia
50.	29 July 2003	Shares sold by Toh Pik Yue	Bursa Malaysia
51.	16 September 2003	Shares sold by Johar Che Mat	Bursa Malaysia
52.	31 December 2003	Shares sold by Rosnah Lokman	Bursa Malaysia
53.	13 January 2004	Shares sold by Choo Yee Kwan and Annie Lee Mew Yee	Bursa Malaysia
54.	16 January 2004	Shares sold by Lit Wye Phang	Bursa Malaysia
55.	19 March 2004	Shares sold by Zulkiflee Abbas bin Abdul Hamid	Bursa Malaysia
56.	21 May 2004	Shares sold by Annie Lee Mew Yee and Sim Sin Hoon	Bursa Malaysia
57.	16 June 2004	Shares sold by Johar Che Mat	Bursa Malaysia
58.	22 June 2004	Shares sold by Rosnah Lokman	Bursa Malaysia
59.	23 July 2004	Shares sold by Johar Che Mat	Bursa Malaysia
60.	3 August 2004	Shares sold by Lee Kin May	Bursa Malaysia
61.	6 September 2004	Shares sold by Rohaya Yusof	Bursa Malaysia
62.	4 October 2004	Shares sold by Datuk Amirsham A. Aziz, Dato' Mohammed Hussein and Tuan Haji Mohd Hashir Hj Abdullah	Bursa Malaysia

14. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

No.	Date released/disclosure made	Document	Authority
63.	9 July 2003	1. Amanah Raya Nominees (Tempatan) Sdn Bhd 2. Employees Provident Fund Board 3. Permodalan Nasional Berhad	Bursa Malaysia
64.	29 August 2003	1. Amanah Raya Nominees (Tempatan) Sdn Bhd 2. Employees Provident Fund Board 3. Permodalan Nasional Berhad	Bursa Malaysia
65.	29 September 2003	1. Permodalan Nasional Berhad 2. Employees Provident Fund Board 3. Amanah Raya Nominees (Tempatan) Sdn Bhd	Bursa Malaysia
66.	17 October 2003	1. Employees Provident Fund Board 2. Permodalan Nasional Berhad 3. Amanah Raya Nominees (Tempatan) Sdn Bhd	Bursa Malaysia
67.	3 November 2003	1. Permodalan Nasional Berhad 2. Employees Provident Fund Board	Bursa Malaysia
68.	14 November 2003	1. Employees Provident Fund Board 2. Permodalan Nasional Berhad	Bursa Malaysia
69.	21 November 2003	1. Employees Provident Fund Board 2. Permodalan Nasional Berhad	Bursa Malaysia
70.	10 December 2003	1. Permodalan Nasional Berhad 2. Employees Provident Fund Board	Bursa Malaysia
71.	24 December 2003	1. Permodalan Nasional Berhad	Bursa Malaysia
72.	7 January 2004	1. Amanah Raya Nominees (Tempatan) Sdn Bhd 2. Employees Provident Fund Board 3. Permodalan Nasional Berhad	Bursa Malaysia
73.	30 January 2004	1. Amanah Raya Nominees (Tempatan) Sdn Bhd 2. Employees Provident Fund Board 3. Permodalan Nasional Berhad	Bursa Malaysia
74.	18 February 2004	1. Amanah Raya Nominees (Tempatan) Sdn Bhd	Bursa Malaysia



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **21/05/2004 18:05:01**
Reference No **MB-040521-DE9A4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Bursa Malaysia's Listing Requirements - Dealing by Principal Officers ("POs") of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the Bursa Malaysia's Listing Requirements, the following POs have purchased Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Purchased	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Annie Lee Mew Yee	May 14, 2004	9.70	200	0.000006
Sim Sin Hoon	May 14, 2004	9.75	200	0.000006

		2. Employees Provident Fund Board 3. Permodalan Nasional Berhad	
75.	12 March 2004	1. Amanah Raya Nominees (Tempatan) Sdn Bhd 2. Permodalan Nasional Berhad	Bursa Malaysia
76.	15 March 2004	1. Employees Provident Fund Board	Bursa Malaysia
77.	31 March 2004	1. Permodalan Nasional Berhad 2. Amanah Raya Nominees (Tempatan) Sdn Bhd 3. Employees Provident Fund Board	Bursa Malaysia
78.	20 April 2004	1. Employees Provident Fund Board 2. Permodalan Nasional Berhad 3. Amanah Raya Nominees (Tempatan) Sdn Bhd	Bursa Malaysia
79.	7 May 2004	1. Employees Provident Fund Board 2. Permodalan Nasional Berhad 3. Amanah Raya Nominees (Tempatan) Sdn Bhd	Bursa Malaysia
80.	17 May 2004	1. Employees Provident Fund Board 2. Permodalan Nasional Berhad	Bursa Malaysia
81.	26 May 2004	1. Permodalan Nasional Berhad 2. Amanah Raya Nominees (Tempatan) Sdn Bhd	Bursa Malaysia
82.	4 June 2004	1. Employees Provident Fund Board 2. Amanah Raya Nominees (Tempatan) Sdn Bhd 3. Permodalan Nasional Berhad	Bursa Malaysia
83.	25 June 2004	1. Employees Provident Fund Board	Bursa Malaysia
84.	19 July 2004	1. Amanah Raya Nominees (Tempatan) Sdn Bhd 2. Employees Provident Fund Board 3. Permodalan Nasional Berhad	Bursa Malaysia
85.	2 August 2004	1. Employees Provident Fund Board	Bursa Malaysia
86.	16 August 2004	1. Permodalan Nasional Berhad 2. Employees Provident Fund Board 3. Amanah Raya Nominees (Tempatan) Sdn Bhd	Bursa Malaysia

87.	28 August 2004	1. Employee Provident Fund Board	Bursa Malaysia
88.	9 September 2004	1. Employee Provident Fund Board	Bursa Malaysia
89.	13 September 2004	1. Permodalan Nasional Berhad 2. Amanah Raya Nominees (Tempatan) Sdn Bhd 3. Employees Provident Fund Board	Bursa Malaysia
90.	22 September 2004	1. Permodalan Nasional Berhad 2. Amanah Raya Nominees (Tempatan) Sdn Bhd 3. Employees Provident Fund Board	Bursa Malaysia
91.	26 October 2004	1. Permodalan Nasional Berhad 2. Amanah Raya Nominees (Tempatan) Sdn Bhd 3. Employees Provident Fund Board	Bursa Malaysia

15. Annual Reports

92.	2003	Annual Report	
93.	2004	Annual Report	



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 16/09/2003 17:52:16
Reference No MB-030916-057D8

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad (3813-K)
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following PO has sold his Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Johar Che Mat	September 4, 2003	9.65	2,000	0.00006



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 31/12/2003 17:05:16
Reference No MB-031231-EF579

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following PO has sold her Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Rosnah Lokman	December 17, 2003	9.85	1,000	0.00003

General Announcement
Reference No **MB-040113-DF189**
Company Name : **MALAYAN BANKING BERHAD**
Stock Name : **MAYBANK**
Date Announced : **13/01/2004**

Type : **Announcement**
Subject : **Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank**

Contents :

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following POs have sold their Maybank shares as per the table shown below.

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Choo Yee Kwan	January 8, 2004	10.20	5,000	0.00014
Annie Lee Mew Yee	January 8, 2004	10.30	1,000	0.00003

General Announcement
Reference No **MB-040113-F12CC**

Company Name : MALAYAN BANKING BERHAD
Stock Name : MAYBANK
Date Announced : 16/01/2004

Type : **Announcement**
Subject : **Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank**

Contents :

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following PO has sold his Maybank shares as per the table shown below.

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Lit Wye Phang	January 9, 2004	10.40	6,200	0.0002



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 19/03/2004 17:05:07
Reference No MB-040319-01A10

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Kuala Lumpur Stock Exchange (KLSE) Listing Requirements - Dealing by Principal Officers (POs) of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the KLSE Listing Requirements, the following PO has sold his Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Zulkiflee Abbas bin Abdul Hamid	March 2, 2004	11.50	1,000	0.00003



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **16/06/2004 18:03:21**
Reference No **MB-040616-59696**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Bursa Malaysia's Listing Requirements - Dealing By Principal Officer(s) ("POs") of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the Bursa Malaysia's Listing Requirements, the following PO has sold Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Johar Che Mat	June 7, 2004	10.20	1000	0.000027




RECEIVED
2005 FEB -4 A 11:47

Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **22/06/2004 17:44:47**
Reference No **MB-040622-0EF8A**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mahiram Husin**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Bursa Malaysia's Listing Requirements - Dealing By Principal Officer(s) ("POs") of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the Bursa Malaysia's Listing Requirements, the following PO has sold her Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Rosnah Lokman	June 16, 2004	10.10	1,000	0.000027

L → f KLSE announcement
23/7/04



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 23/07/2004 17:52:21
Reference No MB-040723-5CA45

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad (3813-K)**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mahiram Husin**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Bursa Malaysia's Listing Requirements - Dealing By Principal Officer(s) ("POs") of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the Bursa Malaysia's Listing Requirements, the following PO has sold his Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Johar Che Mat	July 21, 2004	10.60	1,000	0.000028



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 03/08/2004 18:25:06
Reference No MB-040803-10147

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad (3813-K)
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Bursa Malaysia's Listing Requirements - Dealing By Principal Officer(s) ("POs") of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the Bursa Malaysia's Listing Requirements, the following PO has sold her Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Lee Kin May	July 26, 2004	10.60	1,000	0.000028



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 06/09/2004 18:12:05
Reference No MB-040906-3D33C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mahiram Husin**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Bursa Malaysia's Listing Requirements - Dealing By Principal Officer(s) ("POs") of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the Bursa Malaysia's Listing Requirements, the following PO has sold her Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Sold	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Rohaya Yusof	September 2, 2004	11.30	3,000	0.00008



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 04/10/2004 18:18:16
Reference No MB-041004-53059

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad (3813-K)**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mahiram Husin**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Bursa Malaysia's Listing Requirements - Dealing By Principal Officer(s) ("POs") of Maybank

* **Contents :-**

Pursuant to Chapter 14 of the Bursa Malaysia's Listing Requirements, the following POs have exercised their Maybank shares as per the table shown below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Name of PO	Date Exercised	Share Price (RM)	Number of Shares	% of Maybank's Issued Capital
Amirsham A Aziz	September 30, 2004	9.23	70,000	0.002
Mohammed bin Haji Che Hussein	September 30, 2004	9.23	20,000	0.00055
Haji Mohd Hashir Haji Abdullah	September 30, 2004	9.23	26,500	0.00073

*	Nature of interest	:	Indirect
	Direct (units)	:	
	Direct (%)	:	
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	Total no of securities after change	:	1,179,231,875
*	Date of notice	:	27/06/2003
	Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 09/07/2003 15:09:40
Submitted by MALAYAN BANKING 2 on 09/07/2003 15:17:10
Reference No MB-030709-42449

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary



Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn Bhd
- Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 30/05/2003	* 57,000,000	
Disposed	11/06/2003	500,000	
Disposed	12/06/2003	1,010,000	
Disposed	13/06/2003	243,200	
Disposed	16/06/2003	290,000	
Disposed	17/06/2003	315,000	
Acquired	20/06/2003	70,000,000	
Disposed	20/06/2003	180,000	
Disposed	27/06/2003	100,000,000	

* Circumstances by reason of : Sales and purchased of shares



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 09/07/2003 15:09:40
Submitted by MALAYAN BANKING 2 on 09/07/2003 15:16:29
Reference No MB-030709-41214

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 23/05/2003	* 100,000	
Acquired	30/05/2003	57,000,000	
Disposed	30/05/2003	80,000	
Disposed	10/06/2003	309,800	
Disposed	11/06/2003	491,000	
Disposed	12/06/2003	1,199,200	
Acquired	18/06/2003	200,000	
Acquired	19/06/2003	950,000	
Disposed	20/06/2003	70,000,000	
Disposed	24/06/2003	300,000	
Disposed	25/06/2003	300,000	
Disposed	26/06/2003	400,000	

* Circumstances by reason of which change has occurred : Sales and purchased of shares

: Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 408,814,487
*	Date of notice	: 26/06/2003
	Remarks	:

Re Mahiram's cops. of KCSR → file



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 09/07/2003 15:09:40
Submitted by MALAYAN BANKING 2 on 09/07/2003 15:17:51
Reference No MB-030709-43039

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP,
Jalan Raja laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 29/05/2003	* 100,000	
Disposed	30/05/2003	211,200	
Disposed	02/06/2003	50,000	
Disposed	03/06/2003	104,000	
Disposed	04/06/2003	152,600	
Disposed	05/06/2003	94,400	
Disposed	09/06/2003	24,100	
Disposed	11/06/2003	90,900	
Disposed	12/06/2003	1,610,100	
Disposed	13/06/2003	940,000	
Disposed	17/06/2003	10,200	
Disposed	23/06/2003	194,300	

* Circumstances by reason of which change has occurred : Sales and purchased of shares

Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	370,217,849
* Date of notice	:	23/06/2003
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 09/07/2003 15:09:40
Submitted by MALAYAN BANKING 2 on 09/07/2003 15:18:00
Reference No MB-030709-43814

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 24/06/2003	* 100,000	
Disposed	25/06/2003	132,100	

*	Nature of interest	: Direct
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 369,985,749
*	Date of notice	: 25/06/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 29/08/2003 10:49:14
Submitted by MALAYAN BANKING 2 on 29/08/2003 10:56:19
Reference No MB-030729-36902

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn Bhd
- Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/07/2003	* 20,000,000	

* Circumstances by reason of : Purchase of shares

*	Nature of interest	: Indirect
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 1,222,231,875
*	Date of notice	: 17/07/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 29/08/2003 10:49:14
Submitted by MALAYAN BANKING 2 on 29/08/2003 10:57:06
Reference No MB-030729-38179

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board

* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 15/07/2003	* 250,000	
Disposed	16/07/2003	250,100	
Disposed	17/07/2003	250,000	
Disposed	22/07/2003	250,000	
Disposed	23/07/2003	200,000	
Disposed	24/07/2003	220,000	
Disposed	30/07/2003	320,300	
Disposed	31/07/2003	15,400	
Disposed	01/08/2003	32,800	
Disposed	15/08/2003	100,000	
Disposed	18/08/2003	500,000	
Disposed	19/08/2003	1,000,000	

* Circumstances by reason of which change has occurred : Sales of shares

	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 351,411,749
*	Date of notice	: 19/08/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 29/08/2003 10:49:14
Submitted by MALAYAN BANKING 2 on 29/08/2003 10:57:02
Reference No MB-030729-37328

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/07/2003	* 528,300	
Disposed	17/07/2003	20,000,000	
Acquired	18/07/2003	600,000	
Acquired	21/07/2003	400,000	
Acquired	22/07/2003	958,400	
Acquired	23/07/2003	1,550,000	
Acquired	24/07/2003	609,000	
Acquired	25/07/2003	400,000	
Acquired	28/07/2003	237,700	
Acquired	05/08/2003	3,300	
Acquired	06/08/2003	719,000	
Acquired	07/08/2003	593,500	

* Circumstances by reason of which change has occurred : Purchase of shares

: Direct

Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	468,988,687
* Date of notice	:	07/08/2003
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 29/08/2003 10:49:14
Submitted by MALAYAN BANKING 2 on 29/08/2003 10:57:11
Reference No MB-030829-36920

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 08/08/2003	* 253,200	
Acquired	08/08/2003	26,824,000	
Acquired	11/08/2003	824,500	
Acquired	12/08/2003	288,700	
Acquired	13/08/2003	432,500	
Acquired	14/08/2003	202,200	
Acquired	15/08/2003	173,100	
Acquired	18/08/2003	561,900	
Acquired	19/08/2003	22,900	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 498,571,687
*	Date of notice	: 19/08/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 29/09/2003 14:29:55
Submitted by MALAYAN BANKING 2 on 29/09/2003 14:37:22
Reference No MB-030929-35321

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : (Temp 38218-X)
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/09/2003	* 450,000	
Acquired	17/09/2003	250,000	
Acquired	18/09/2003	348,300	

* Circumstances by reason of which change has occurred : Purchase of shares

: Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 464,842,087
*	Date of notice	: 18/09/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 29/09/2003 14:29:55
Submitted by MALAYAN BANKING 2 on 29/09/2003 14:37:27
Reference No MB-030929-35706

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 08/09/2003	* 200,000	

* Circumstances by reason of which change has occurred : Sales of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 346,249,649
*	Date of notice	: 08/09/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 29/09/2003 14:29:55
Submitted by MALAYAN BANKING 2 on 29/09/2003 14:37:33
Reference No MB-030929-35947

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysian
* Descriptions(class & nominal value)	:	Ordinary
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn Bhd
- Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 12/09/2003	* 16,000	
Disposed	15/09/2003	99,000	
Disposed	16/09/2003	258,600	
Disposed	17/09/2003	450,000	
Disposed	18/09/2003	100,000	
Disposed	19/09/2003	200,000	

... by reason of : Sales of shares

*	Nature of interest	:	Indirect
	Direct (units)	:	
	Direct (%)	:	
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	Total no of securities after change	:	1,254,673,675
*	Date of notice	:	19/09/2003
	Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 17/10/2003 10:35:41
Submitted by MALAYAN BANKING 2 on 17/10/2003 10:52:12
Reference No MB-031017-34571

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 02/10/2003	* 250,000	
Acquired	03/10/2003	500,000	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 346,999,649
*	Date of notice	: 03/10/2003
	Remarks	:

L → fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 17/10/2003 10:35:41
Submitted by MALAYAN BANKING 2 on 17/10/2003 10:52:27
Reference No MB-031017-35464

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07/10/2003	* 300,000	
Acquired	07/10/2003	83,000,000	
Disposed	08/10/2003	2,125,000	
Disposed	09/10/2003	70,000,000	
Disposed	09/10/2003	1,250,000	
Disposed	10/10/2003	350,000	

* Circumstances by reason of which change has occurred : Sale and purchase of shares

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 483,368,787
*	Date of notice	: 10/10/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 17/10/2003 10:35:41
Submitted by MALAYAN BANKING 2 on 17/10/2003 10:52:18
Reference No MB-031017-34921

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Banking
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 07/10/2003	* 83,000,000	
Acquired	09/10/2003	70,000,000	

* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,241,182,275
* Date of notice	:	09/10/2003
Remarks	:	





Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 03/11/2003 10:49:43
Submitted by MALAYAN BANKING 2 on 03/11/2003 10:57:55
Reference No MB-031103-34785

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 13/10/2003	* 100,000	
Disposed	15/10/2003	913,900	
Disposed	16/10/2003	200,000	
Disposed	20/10/2003	250,000	

* Circumstances by reason of which change has occurred : Sales of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 345,535,749
*	Date of notice	: 20/10/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 03/11/2003 10:49:42
Submitted by MALAYAN BANKING 2 on 03/11/2003 10:57:45
Reference No MB-031103-34239

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 13/10/2003	* 75,000	
Disposed	14/10/2003	200,000	
Acquired	22/10/2003	15,000,000	
Acquired	28/10/2003	200,000	
Acquired	29/10/2003	700,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 498,993,787
*	Date of notice	: 29/10/2003
	Remarks	:

MP's copy L → SC
AJ
14/11/03



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 14/11/2003 09:54:30
Submitted by MALAYAN BANKING 2 on 14/11/2003 10:14:58
Reference No MB-031114-34688

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 30/10/2003	* 809,900	
Acquired	03/11/2003	74,900	
Acquired	04/11/2003	1,501,000	
Acquired	05/11/2003	398,200	
Acquired	06/11/2003	516,000	
Acquired	07/11/2003	400,000	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 502,693,787
*	Date of notice	: 07/11/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 14/11/2003 09:54:30
Submitted by MALAYAN BANKING 2 on 14/11/2003 10:14:46
Reference No MB-031114-34361

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 22/10/2003	* 500,000	
Disposed	23/10/2003	21,400	
Disposed	27/10/2003	464,700	
Disposed	28/10/2003	150,000	

* Circumstances by reason of which change has occurred : Sales of shares

: Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 344,399,649
*	Date of notice	: 28/10/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 21/11/2003 10:52:00
Submitted by MALAYAN BANKING 2 on 21/11/2003 11:04:25
Reference No MB-031121-35667

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Employees Provident Fund Board
  Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 04/11/2003	* 150,000	
Disposed	05/11/2003	62,700	
Disposed	06/11/2003	100,000	
Disposed	10/11/2003	60,000	

* Circumstances by reason of which change has occurred : Sales of shares

Direct

	Direct (%)	:	
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**344,026,949**
*	Date of notice	:	10/11/2003
	Remarks	:	

L → f sc

sc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 21/11/2003 10:52:00
Submitted by MALAYAN BANKING 2 on 21/11/2003 11:04:31
Reference No MB-031121-36126

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4 Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4 Balai PNB
  201-A jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 11/11/2003	* 400,000	
Acquired	14/11/2003	800,000	

* Circumstances by reason of which change has occurred : Purchase
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 503,893,787
*	Date of notice	: 14/11/2003
	Remarks	:

L→ f

h's copy
AJ
21/11/03

SC



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 21/11/2003 15:51:14
Submitted by MALAYAN BANKING 2 on 21/11/2003 16:07:09
Reference No MB-031121-56647

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4 Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : TEmp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4 Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/11/2003	* 967,400	
Acquired	19/11/2003	1,468,000	

* Circumstances by reason of which change has occurred : Purchased of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 506,329,187
*	Date of notice	: 19/11/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 10/12/2003 10:47:48
Submitted by MALAYAN BANKING 2 on 10/12/2003 10:59:06
Reference No MB-031210-34548

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 20/11/2003	* 81,900	
Acquired	21/11/2003	50,000	
Acquired	27/11/2003	500,000	
Acquired	28/11/2003	409,600	
Acquired	03/12/2003	723,100	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct

f → 8c



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 10/12/2003 10:47:48
Submitted by MALAYAN BANKING 2 on 10/12/2003 10:59:49
Reference No MB-031210-35064

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/11/2003	* 139,000	
Acquired	19/11/2003	100,000	
Acquired	21/11/2003	400,000	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct
Direct (units) :

L → SC
24/12/03



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 24/12/2003 10:43:51
Submitted by MALAYAN BANKING 2 on 24/12/2003 10:52:19
Reference No MB-031224-35897

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/12/2003	* 300,000	
Acquired	08/12/2003	1,339,100	
Acquired	09/12/2003	600,000	
Disposed	12/12/2003	538,000	
Disposed	15/12/2003	1,300	
Acquired	16/12/2003	628,700	
Acquired	17/12/2003	550,000	
Acquired	18/12/2003	2,250,000	
Acquired	19/12/2003	222,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 513,444,287
*	Date of notice	: 19/12/2003
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 07/01/2004 14:32:38
Submitted by MALAYAN BANKING 2 on 07/01/2004 14:49:00
Reference No MB-040107-38328

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 22/12/2003	* 549,000	
Acquired	22/12/2003	75,500,000	

Purchase of shares

* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,317,231,275
* Date of notice	:	22/12/2003
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 07/01/2004 14:32:38
Submitted by MALAYAN BANKING 2 on 07/01/2004 14:49:12
Reference No MB-040107-38705

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 18/12/2003	* 316,700	
Acquired	19/12/2003	50,000	

* Circumstances by reason of which change has occurred : Purchase of shares

* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 345,032,649
*	Date of notice	: 19/12/2003
	Remarks	:

L→ 3c



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 07/01/2004 14:32:39
Submitted by MALAYAN BANKING 2 on 07/01/2004 14:49:24
Reference No MB-040107-40047

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 22/12/2003	* 468,300	
Disposed	22/12/2003	75,500,000	
Acquired	31/12/2003	500,000	
Acquired	02/01/2004	669,700	
Acquired	02/01/2004	85,000,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 524,582,287
*	Date of notice	: 02/01/2004
	Remarks	:

MH's copy f>> SC
AJ
30/1/04



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 30/01/2004 15:54:55
Submitted by MALAYAN BANKING 2 on 30/01/2004 16:04:00
Reference No MB-040130-51631

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 09/01/2004	* 100,000	
Disposed	12/01/2004	200,000	
Disposed	13/01/2004	19,900	
Disposed	14/01/2004	100,000	
Disposed	15/01/2004	104,400	
Disposed	16/01/2004	245,200	
Disposed	19/01/2004	305,500	
Disposed	20/01/2004	290,800	

* Circumstances by reason of which change has occurred : Sales of shares

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 343,666,849
*	Date of notice	: 20/01/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 30/01/2004 15:54:55
Submitted by MALAYAN BANKING 2 on 30/01/2004 16:04:22
Reference No MB-040130-52512

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
* Address : Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn bhd
Skim Amanah Saham Bumiputera
Tingkat 4 balai PNB
201-A Jalan Tun razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 02/01/2004	* 85,000,000	
Acquired	27/01/2004	200,000	

* Circumstances by reason of : Sale and purchase of shares

* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,232,431,275
* Date of notice	:	27/01/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 30/01/2004 15:54:55
Submitted by MALAYAN BANKING 2 on 30/01/2004 16:04:30
Reference No MB-040130-53989

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/01/2004	* 600	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 524,582,887
*	Date of notice	: 05/01/2004
	Remarks	:

L f → SC



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 18/02/2004 14:31:37
Submitted by MALAYAN BANKING 2 on 18/02/2004 14:41:54
Reference No MB-040218-44852

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysian
* Descriptions(class & nominal value)	:	Ordinary
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn Bhd
- Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 28/01/2004	* 182,600	
Acquired	30/01/2004	117,100	
Acquired	04/02/2004	500,000	
Acquired	05/02/2004	240,100	
Acquired	09/02/2004	900,000	
Acquired	10/02/2004	450,000	
Acquired	11/02/2004	800,000	

* Circumstances by reason of : Purchase of shares

* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,235,621,075
* Date of notice	:	11/02/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 18/02/2004 14:31:36
Submitted by MALAYAN BANKING 2 on 18/02/2004 14:40:36
Reference No MB-040218-44513

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan nasional Berhad
* Address : Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Permodalan nasional berhad
  Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 30/01/2004	* 100,000	
Acquired	04/02/2004	750,000	
Acquired	05/02/2004	250,000	
Acquired	06/02/2004	390,100	
Acquired	11/02/2004	500,000	
Acquired	12/02/2004	400,000	

* Circumstances by reason of which change has occurred : Purchase of shares
* N... of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 526,972,987
*	Date of notice	: 12/02/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 18/02/2004 14:31:37
Submitted by MALAYAN BANKING 2 on 18/02/2004 14:41:58
Reference No MB-040218-45347

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 26/01/2004	* 392,800	
Disposed	28/01/2004	150,000	
Disposed	29/01/2004	500,000	
Disposed	30/01/2004	300,000	
Disposed	04/02/2004	1,600	
Disposed	06/02/2004	550,000	

* Circumstances by reason of which change has occurred : Sales of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 341,772,449
*	Date of notice	: 06/02/2004
	Remarks	:

KCSB



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 12/03/2004 15:34:21
Submitted by MALAYAN BANKING 2 on 12/03/2004 15:50:13
Reference No MB-040312-35093


RECEIVED
2005 FEB -4 A 11:42

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/02/2004	* 300,000	
Acquired	16/02/2004	443,100	
Disposed	17/02/2004	250,000	
Disposed	18/02/2004	660,000	
Acquired	19/02/2004	70,000,000	
Disposed	19/02/2004	562,500	
Disposed	20/02/2004	200,000	
Disposed	25/02/2004	327,500	
Acquired	26/02/2004	46,100	
Acquired	03/03/2004	200,000	
Acquired	04/03/2004	77,400	

* Circumstances by reason of : Sales and purchase of shares

*	Nature of interest	: Indirect
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 1,304,687,675
*	Date of notice	: 04/03/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 12/03/2004 15:34:21
Submitted by MALAYAN BANKING 2 on 12/03/2004 15:49:32
Reference No MB-040312-35796

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/02/2004	* 638,600	
Disposed	17/02/2004	250,000	
Disposed	18/02/2004	440,000	
Disposed	19/02/2004	70,000,000	
Disposed	19/02/2004	300,000	
Disposed	20/02/2004	100,000	
Disposed	24/02/2004	1,100,000	
Disposed	26/02/2004	1,087,600	
Disposed	27/02/2004	1,000,000	
Disposed	01/03/2004	150,000	
Disposed	02/03/2004	200,000	
Disposed	03/03/2004	10,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares

Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **452,973,987**
*	Date of notice	: 03/03/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 15/03/2004 14:49:15
Submitted by MALAYAN BANKING 2 on 15/03/2004 15:04:49
Reference No MB-040312-36890

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 09/02/2004	* 570,000	
Disposed	10/03/2004	460,000	
Disposed	11/02/2004	925,000	
Disposed	12/02/2004	825,000	
Disposed	13/02/2004	220,000	
Disposed	16/02/2004	225,000	
Disposed	17/02/2004	700,000	
Disposed	18/02/2004	2,100,000	
Disposed	19/02/2004	1,743,300	
Disposed	20/02/2004	963,900	
Disposed	24/02/2004	105,800	

* Circumstances by reason of which change has occurred : Sales of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 332,934,449
*	Date of notice	: 24/02/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 31/03/2004 11:17:43
Submitted by MALAYAN BANKING 2 on 31/03/2004 11:29:10
Reference No MB-040312-36450

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 05/03/2004	* 352,400	
Disposed	09/03/2004	200,000	
Acquired	18/03/2004	1,781,200	
Acquired	19/03/2004	1,218,800	

* Circumstances by reason of which change has occurred : Sales and purchase of shares
: Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 455,421,587
*	Date of notice	: 19/03/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 31/03/2004 11:17:43
Submitted by MALAYAN BANKING 2 on 31/03/2004 11:29:21
Reference No MB-040331-34615

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 43417-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 11/03/2004	* 30,000	
Acquired	23/03/2004	736,800	
Acquired	24/03/2004	350,000	

Reason of : Purchase of share

*	Nature of interest	: Indirect
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 1,305,804,475
*	Date of notice	: 24/03/2004
	Remarks	:

L → SC



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 31/03/2004 11:17:43
Submitted by MALAYAN BANKING 2 on 31/03/2004 11:29:26
Reference No MB-040331-35168

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 11/03/2004	* 695,400	
Disposed	12/03/2004	800,000	
Disposed	15/03/2004	292,400	
Disposed	17/03/2004	60,000	
Acquired	18/03/2004	250,000	
Disposed	18/03/2004	1,250,000	
Acquired	19/03/2004	300,000	
Disposed	19/03/2004	19,700	
Acquired	22/03/2004	300,000	
Disposed	22/03/2004	686,700	

* Circumstances by reason of which change has occurred : Sales and purchase of shares
* Nature of interest : Direct

Direct (%) :

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 329,980,249

* Date of notice : 22/03/2004

Remarks :



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 20/04/2004 14:47:22
Submitted by MALAYAN BANKING 2 on 20/04/2004 14:57:25
Reference No MB-040416-34962

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 23/03/2004	* 400,000	
Acquired	24/03/2004	750,000	
Acquired	25/03/2004	1,350,000	
Acquired	29/03/2004	170,000	
Disposed	30/03/2004	200,000	
Acquired	31/03/2004	200,000	
Acquired	01/04/2004	815,000	
Acquired	02/04/2004	650,000	
Acquired	05/04/2004	450,000	
Acquired	06/04/2004	213,300	
Acquired	07/04/2004	1,575,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 336,353,549
*	Date of notice	: 07/04/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 20/04/2004 14:47:13
Submitted by MALAYAN BANKING 2 on 20/04/2004 14:57:30
Reference No MB-040416-35727

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalam Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 30/03/2004	* 1,000,000	
Disposed	31/03/2004	2,000,000	
Acquired	01/04/2004	500,000	
Acquired	05/04/2004	350,000	
Acquired	06/04/2004	1,166,300	
Acquired	08/04/2004	491,900	
Acquired	09/04/2004	200,000	
Acquired	12/04/2004	291,800	
Acquired	14/04/2004	1,000,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 456,421,587
*	Date of notice	: 14/04/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 20/04/2004 14:47:13
Submitted by MALAYAN BANKING 2 on 20/04/2004 14:57:35
Reference No MB-040416-36185

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd SkimAmanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian-
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 25/03/2004	* 600,000	
Acquired	26/03/2004	450,700	
Acquired	29/03/2004	709,600	
Acquired	31/03/2004	400,000	
Acquired	01/04/2004	200,000	
Acquired	05/04/2004	200,000	
Acquired	06/04/2004	200,000	

* Circumstances by reason of : Purchase of shares

* Nature of interest	:	Direct
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,308,564,775
* Date of notice	:	06/04/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 07/05/2004 10:06:06
Submitted by MALAYAN BANKING 2 on 07/05/2004 10:16:26
Reference No MB-040506-39454

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employee Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employee Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 08/04/2004	* 263,200	
Acquired	09/04/2004	14,400	
Acquired	12/04/2004	218,100	
Acquired	13/04/2004	340,000	
Acquired	14/04/2004	850,000	
Acquired	15/04/2004	200,000	
Acquired	16/04/2004	429,000	
Acquired	19/04/2004	794,700	
Acquired	20/04/2004	160,000	
Acquired	26/04/2004	468,500	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 340,091,449
*	Date of notice	: 26/04/2004
	Remarks	:

L → f sc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 07/05/2004 10:06:05
Submitted by MALAYAN BANKING 2 on 07/05/2004 10:16:01
Reference No MB-040506-38365

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company secretary

Particulars of substantial Securities Holder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB 201-A Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	Temp 38218-X
* Nationality/country of incorporation	:	Bumiputera-Owned Company
* Descriptions(class & nominal value)	:	Ordinary
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/04/2004	* 150,000	
Acquired	19/04/2004	775,000	
Acquired	21/04/2004	188,900	
Acquired	26/04/2004	500,000	
Acquired	27/04/2004	470,000	
Acquired	28/04/2004	450,000	

* Circumstances by reason of which change has occurred : Purchase of shares

: Direct

Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	458,955,487
* Date of notice	:	28/04/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 07/05/2004 10:06:05
Submitted by MALAYAN BANKING 2 on 07/05/2004 10:16:12
Reference No MB-040506-38823

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
* Address : Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 15/04/2004	* 1,000,000	

Purchase of shares

* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,309,564,775
* Date of notice	:	15/04/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 17/05/2004 10:04:58
Submitted by MALAYAN BANKING 2 on 17/05/2004 10:15:05
Reference No MB-040517-33114

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACt 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	Acquired	*	27/04/2004	*	40,000	
	Acquired		28/04/2004		700,000	
	Acquired		29/04/2004		900,000	
	Acquired		30/04/2004		284,400	

* Circumstances by reason of which change has occurred : Purchase of shares

	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 342,015,849
*	Date of notice	: 30/04/2004
	Remarks	:

b/f copy L→ SC
AD
17/5/04



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 17/05/2004 10:04:59
Submitted by MALAYAN BANKING 2 on 17/05/2004 10:15:11
Reference No MB-040517-33457

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : TEMP 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 30/04/2004	* 100,000	
Acquired	05/05/2004	200,000	
Acquired	06/05/2004	1,116,100	
Acquired	07/05/2004	404,700	
Acquired	10/05/2004	450,000	
Acquired	11/05/2004	200,000	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 461,426,287
*	Date of notice	: 11/05/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/05/2004 11:36:18
Submitted by MALAYAN BANKING 2 on 26/05/2004 11:48:08
Reference No MB-040526-34935

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/05/2004	* 47,300	
Acquired	13/05/2004	98,000	
Acquired	14/05/2004	200,000	
Acquired	17/05/2004	353,500	

* Circumstances by reason of which change has occurred : Purchase of shares

	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 462,125,087
*	Date of notice	: 17/05/2004
	Remarks	:

SC



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/05/2004 11:36:18
Submitted by MALAYAN BANKING 2 on 26/05/2004 11:48:20
Reference No MB-040526-35550

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd
  Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 14/05/2004	* 200,000	
Acquired	17/05/2004	450,000	
Acquired	18/05/2004	400,000	

* : Purchase of shares

*	Nature of interest	: Indirect
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 1,310,614,775
*	Date of notice	: 18/05/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 04/06/2004 11:07:33
Submitted by MALAYAN BANKING 2 on 04/06/2004 11:17:55
Reference No MB-040604-36074

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23 Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 14/05/2004	* 400,000	
Acquired	17/05/2004	462,000	
Acquired	18/05/2004	1,000,000	
Acquired	19/05/2004	300,000	
Acquired	20/05/2004	300,000	
Acquired	21/05/2004	600,000	
Acquired	24/05/2004	400,000	
Disposed	24/05/2004	150,000	

* Circumstances by reason of which change has occurred : Sale and purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 345,327,849
*	Date of notice	: 24/05/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 04/06/2004 11:07:33
Submitted by MALAYAN BANKING 2 on 04/06/2004 11:18:01
Reference No MB-040604-36563

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn Bhd Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4 Balai PNB 201-A Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysian
* Descriptions(class & nominal value)	:	Ordinary
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn Bhd
Skim Amanah Saham Bumiputera
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 20/05/2004	* 77,800	
Acquired	24/05/2004	95,900	
Acquired	25/05/2004	900,000	

* Circumstances by reason of : Purchase of shares

* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,311,688,475
* Date of notice	:	25/05/2004
Remarks	:	

of A2N → SC f



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 04/06/2004 11:07:33
Submitted by MALAYAN BANKING 2 on 04/06/2004 11:18:05
Reference No MB-040604-36859

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan nasional Berhad
* Address : Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 25/05/2004	* 700,000	

* Circumstances by reason of which change has occurred : Purchase of shares

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	462,825,087
* Date of notice	:	25/05/2004
Remarks	:	





Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 25/06/2004 09:24:08
Submitted by MALAYAN BANKING 2 on 25/06/2004 09:34:44
Reference No MB-040621-35072

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 25/05/2004	* 995,100	
Acquired	26/05/2004	500,000	
Disposed	26/05/2004	290,000	
Disposed	27/05/2004	261,000	
Acquired	28/05/2004	606,200	
Disposed	28/05/2004	550,000	
Acquired	31/05/2004	1,600	
Disposed	01/06/2004	100,000	
Acquired	02/06/2004	240,000	
Disposed	02/06/2004	197,400	
Acquired	03/06/2004	603,300	
Acquired	04/06/2004	31,400	

* Circumstances by reason of which change has occurred : Sale and purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 346,907,049
*	Date of notice	: 04/06/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 25/06/2004 09:24:08
Submitted by MALAYAN BANKING 2 on 25/06/2004 09:34:52
Reference No MB-040624-34017

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Employees Provident Fund Board
  Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 07/06/2004	* 440,000	
Disposed	08/06/2004	148,300	
Disposed	09/06/2004	109,400	
Acquired	14/06/2004	200,000	
Acquired	15/06/2004	100,000	
Disposed	15/06/2004	6,500	
Disposed	16/06/2004	592,100	
Acquired	17/06/2004	85,000	
Disposed	17/06/2004	200,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 345,795,749
*	Date of notice	: 17/06/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 19/07/2004 09:42:51
Submitted by MALAYAN BANKING 2 on 19/07/2004 09:53:47
Reference No MB-040714-33563

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad

* Stock name : MAYBANK

* Stock code : 1155

* Contact person : Mahiram Husin

* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd -Skim Amanah Saham Bumiputera

* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

* NRIC/passport no/company no. : 434217-U

* Nationality/country of incorporation : Malaysian

* Descriptions(class & nominal value) : Ordinary

* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn Bhd
-Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/07/2004	* 75,000,000	

* Circumstances by reason of : Sale of shares

* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,236,688,475
* Date of notice	:	06/07/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 19/07/2004 09:42:46
Submitted by MALAYAN BANKING 2 on 19/07/2004 09:53:57
Reference No MB-040714-33993

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 15/06/2004	* 224,900	
Disposed	23/06/2004	280,500	
Disposed	24/06/2004	350,000	
Disposed	25/06/2004	44,500	
Disposed	29/06/2004	150,000	
Disposed	30/06/2004	250,000	
Disposed	01/07/2004	184,500	
Disposed	02/07/2004	200,000	
Disposed	05/07/2004	800,000	

* Circumstances by reason of which change has occurred : Sale of shares
* Nature of interest : Direct

Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	343,311,349
* Date of notice	:	05/07/2004
Remarks	:	

Sc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 19/07/2004 09:42:47
Submitted by MALAYAN BANKING 2 on 19/07/2004 09:54:04
Reference No MB-040714-34599

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 23/06/2004	* 10,400	
Acquired	01/07/2004	300,000	
Acquired	02/07/2004	300,000	
Acquired	06/07/2004	75,000,000	

* Circumstances by reason of which change has occurred : Purchase of shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 538,435,487
*	Date of notice	: 06/07/2004
	Remarks	:

9c

2e77



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 02/08/2004 11:18:35
Submitted by MALAYAN BANKING 2 on 02/08/2004 11:38:09
Reference No MB-040731-33888

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/07/2004	* 992,200	
Disposed	07/07/2004	458,000	
Disposed	08/07/2004	80,000	
Acquired	09/07/2004	40,000	
Acquired	13/07/2004	275,000	
Acquired	14/07/2004	350,000	
Acquired	15/07/2004	400,000	
Acquired	19/07/2004	41,100	
Acquired	20/07/2004	40,000	
Disposed	21/07/2004	200,000	
Disposed	22/07/2004	602,500	
Disposed	23/07/2004	332,400	

* Circumstances by reason of which change has occurred : Sales and purchase of shares
* Nature of interest : Direct

Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	341,792,349
* Date of notice	:	23/07/2004
Remarks	:	

5c



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 16/08/2004 11:47:24
Submitted by MALAYAN BANKING 2 on 16/08/2004 11:59:56
Reference No MB-040816-40868

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : Temp 38218-X
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 28/07/2004	* 9,000,000	

*	Circumstances by reason of which change has occurred	: Sales of shares
*	Nature of interest	: Direct
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 529,435,487
*	Date of notice	: 28/07/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 16/08/2004 11:47:24
Submitted by MALAYAN BANKING 2 on 16/08/2004 11:59:49
Reference No MB-040816-40083

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad

* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 26/07/2004	* 827,100	
Disposed	27/07/2004	865,300	
Disposed	28/07/2004	880,000	
Disposed	29/07/2004	430,000	
Disposed	30/07/2004	1,150,000	
Disposed	03/08/2004	220,000	
Disposed	05/08/2004	600,000	

* Circumstances by reason of which change has occurred : Sales of shares

	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 336,819,949
*	Date of notice	: 05/08/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 16/08/2004 11:47:24
Submitted by MALAYAN BANKING 2 on 16/08/2004 11:59:40
Reference No MB-040816-39495

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd -Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn Bhd
-Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 28/07/2004	* 9,000,000	

*	Circumstances by reason of which change has occurred	: Purchase of shares
*	Nature of interest	: Indirect
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 1,245,688,475
*	Date of notice	: 28/07/2004
	Remarks	:





Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 28/08/2004 09:56:40
Submitted by MALAYAN BANKING 2 on 28/08/2004 10:11:56
Reference No MB-040827-53098

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 12/08/2004	* 770,000	
Disposed	13/08/2004	135,000	
Acquired	16/08/2004	1,016,700	
Acquired	17/08/2004	400,000	
Disposed	17/08/2004	10,000	
Acquired	18/08/2004	200,000	
Disposed	19/08/2004	100,000	
Disposed	20/08/2004	123,700	

* Circumstances by reason of which change has occurred : Sales and purchase of shares
* Nature of interest : Direct

Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	337,297,949
* Date of notice	:	20/08/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 09/09/2004 14:17:03
Submitted by MALAYAN BANKING 2 on 09/09/2004 14:28:37
Reference No MB-040909-37747

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF Act 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 25/08/2004	* 950,000	
Disposed	26/08/2004	687,300	
Disposed	27/08/2004	727,600	
Disposed	30/08/2004	1,231,900	

* Circumstances by reason of : Sales and Purchase of shares

	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 335,601,149
*	Date of notice	: 30/08/2004
	Remarks	:





Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 13/09/2004 18:23:25
Submitted by MALAYAN BANKING 2 on 13/09/2004 18:40:18
Reference No MB-040911-39133

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : temp 38218-x
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 02/09/2004	* 94,000,000	
Disposed	02/09/2004	900,000	
Disposed	03/09/2004	500,000	

* Circumstances by reason of : Sales And purchase of Shares

	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 623,085,487
*	Date of notice	: 03/09/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 13/09/2004 18:23:25
Submitted by MALAYAN BANKING 2 on 13/09/2004 18:40:27
Reference No MB-040911-39831

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd
-Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn Bhd
-Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 02/09/2004	* 1,000,000	
Disposed	02/09/2004	94,000,000	
Disposed	03/09/2004	500,000	

* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,150,188,475
* Date of notice	:	03/09/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 13/09/2004 18:23:25
Submitted by MALAYAN BANKING 2 on 13/09/2004 18:40:32
Reference No MB-040911-40454

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF Act 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 01/09/2004	* 250,000	
Disposed	02/09/2004	804,800	

* Circumstances by reason of which change has occurred : Sales of Shares

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 334,546,349
*	Date of notice	: 02/09/2004
	Remarks	:






Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 22/09/2004 10:41:27
Submitted by MALAYAN BANKING 2 on 22/09/2004 11:02:31
Reference No MB-040920-67139

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : temp 38218-x
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 08/09/2004	* 110,000,000	
Disposed	09/09/2004	1,700	
Disposed	13/09/2004	600,000	
Disposed	14/09/2004	850,000	

* Circumstances by reason of which change has occurred : Sales of Shares
* Nature of interest : Direct
Direct (units) :

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 511,633,787
*	Date of notice	: 14/09/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 22/09/2004 10:41:27
Submitted by MALAYAN BANKING 2 on 22/09/2004 11:02:10
Reference No MB-040920-65567

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
  201-A Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn Bhd
- Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 08/09/2004	* 110,000,000	
Disposed	13/09/2004	601,900	

Circumstances by reason of : Purchase of shares

*	Nature of interest	: Indirect
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 1,259,586,575
*	Date of notice	: 13/09/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 22/09/2004 10:41:27
Submitted by MALAYAN BANKING 2 on 22/09/2004 11:02:27
Reference No MB-040920-66272

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF Act 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Employees Provident Fund Board
  Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 03/09/2004	* 1,025,000	
Disposed	06/09/2004	442,100	
Disposed	07/09/2004	1,023,200	
Disposed	08/09/2004	1,130,200	
Disposed	09/09/2004	1,036,900	
Disposed	10/09/2004	150,000	

* Circumstances by reason of which change has occurred : Sales Of Shares
* Nature of interest : Direct

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 329,738,949
*	Date of notice	: 10/09/2004
	Remarks	:





Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/10/2004 11:18:33
Submitted by MALAYAN BANKING 2 on 26/10/2004 11:31:26
Reference No MB-041018-55904

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Permodalan nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : temp 38218-x
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/10/2004	* 300,000	
Disposed	11/10/2004	275,000	
Acquired	12/10/2004	60,000,000	
Acquired	12/10/2004	1,187,500	
Acquired	13/10/2004	1,635,400	
Acquired	14/10/2004	2,538,700	
Acquired	15/10/2004	398,000	
Disposed	18/10/2004	500,000	
Disposed	19/10/2004	400,000	

* Circumstances by reason of : Sales and purchase of shares

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	575,118,387
* Date of notice	:	19/10/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/10/2004 11:18:33
Submitted by MALAYAN BANKING 2 on 26/10/2004 11:31:31
Reference No MB-041018-56932

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad

* Stock name : MAYBANK

* Stock code : 1155

* Contact person : Mahiram Husin

* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd
-Skim Amanah Saham Bumiputera

* Address : Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

* NRIC/passport no/company no. : 434217-U

* Nationality/country of incorporation : Malaysia

* Descriptions(class & nominal value) : Ordinary

* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn Bhd
-Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/10/2004	* 400,300	
Disposed	07/10/2004	540,000	
Disposed	08/10/2004	600,000	
Disposed	11/10/2004	300,000	
Disposed	12/10/2004	60,000,000	
Disposed	13/10/2004	1,557,200	
Disposed	14/10/2004	2,100,000	

*	Circumstances by reason of which change has occurred	: Sales of Shares
*	Nature of interest	: Indirect
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 1,191,729,375
*	Date of notice	: 14/10/2004
	Remarks	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/10/2004 11:18:33
Submitted by MALAYAN BANKING 2 on 26/10/2004 11:31:35
Reference No MB-041018-57895

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kula Lumpur
* NRIC/passport no/company no. : EPF Act 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
  Employees Provident Fund Board
  Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	Disposed	*	01/10/2004	*	93,300	
	Disposed		04/10/2004		226,600	
	Disposed		06/10/2004		120,000	
	Disposed		07/10/2004		8,000	
	Disposed		08/10/2004		422,700	
	Acquired		13/10/2004		185,700	
	Acquired		14/10/2004		150,000	
	Acquired		18/10/2004		250,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares

: Direct

Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	325,597,349
* Date of notice	:	18/10/2004
Remarks	:	





Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/10/2004 11:18:33
Submitted by MALAYAN BANKING 2 on 26/10/2004 11:31:26
Reference No MB-041018-55904

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Permodalan Nasional Berhad
* Address : Permodalan nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : temp 38218-x
* Nationality/country of incorporation : Bumiputera-Owned Company
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/10/2004	* 300,000	
Disposed	11/10/2004	275,000	
Acquired	12/10/2004	60,000,000	
Acquired	12/10/2004	1,187,500	
Acquired	13/10/2004	1,635,400	
Acquired	14/10/2004	2,538,700	
Acquired	15/10/2004	398,000	
Disposed	18/10/2004	500,000	
Disposed	19/10/2004	400,000	

* Circumstances by reason of : Sales and purchase of shares

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	575,118,387
* Date of notice	:	19/10/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/10/2004 11:18:33
Submitted by MALAYAN BANKING 2 on 26/10/2004 11:31:31
Reference No MB-041018-56932

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Malayan Banking Berhad
* Stock name	:	MAYBANK
* Stock code	:	1155
* Contact person	:	Mahiram Husin
* Designation	:	Company Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn Bhd -Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn Bhd
-Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/10/2004	* 400,300	
Disposed	07/10/2004	540,000	
Disposed	08/10/2004	600,000	
Disposed	11/10/2004	300,000	
Disposed	12/10/2004	60,000,000	
Disposed	13/10/2004	1,557,200	
Disposed	14/10/2004	2,100,000	

* Circumstances by reason of which change has occurred	:	Sales of Shares
* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	1,191,729,375
* Date of notice	:	14/10/2004
Remarks	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MALAYAN BANKING 2/EDMS/KLSE on 26/10/2004 11:18:33
Submitted by MALAYAN BANKING 2 on 26/10/2004 11:31:35
Reference No MB-041018-57895

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mahiram Husin
* Designation : Company Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kula Lumpur
* NRIC/passport no/company no. : EPF Act 1991
* Nationality/country of incorporation : -
* Descriptions(class & nominal value) : Ordinary
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 01/10/2004	* 93,300	
Disposed	04/10/2004	226,600	
Disposed	06/10/2004	120,000	
Disposed	07/10/2004	8,000	
Disposed	08/10/2004	422,700	
Acquired	13/10/2004	185,700	
Acquired	14/10/2004	150,000	
Acquired	18/10/2004	250,000	

* Circumstances by reason of which change has occurred : Sales and purchase of shares

	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 325,597,349
*	Date of notice	: 18/10/2004
	Remarks	: